03045672

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Bank Austria Creditanstalt

*CURRENT ADDRESS: A-1010 Vienna, Am Hof 2
~~Am Hof 2~~ A-1030, Vordere Zollamtsstrasse 13
Vienna Austria

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

FILE NO. 82- 34765 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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OICF/BY: [signature]

DAT : 1/23/04



B Group

Annual Report

Bank Austria

Member of HVB Group

2001

Bank Austria at a Glance

Income statement figures (in € m)	2001	2000	Change
Net interest income after losses on loans and advances	1,969	1,575	+ 25.1 %
Net fee and commission income	1,061	862	+ 23.1 %
Net trading result	261	137	+ 90.8 %
General administrative expenses	2,773	2,159	+ 28.4 %
Net income before taxes	655	662	– 1.0 %
Consolidated net income	483	592	– 18.4 %

Balance sheet figures (in € m)	2001	2000	Change
Total assets	159,597	165,019	– 3.3 %
Loans and advances to customers after loan loss provisions	75,325	79,512	– 5.3 %
Primary funds	90,380	89,360	+ 1.1 %
Shareholders' equity	4,875	4,615	+ 5.6 %

Key performance indicators	2001	2000	1999
Earnings per share in € in accordance with IAS	4.24	5.17	4.45
Return on equity after taxes (ROE)	10.2 %	13.1 %	11.9 %
Return on assets (ROA)	0.31 %	0.39 %	0.39 %
Cost/income ratio	68.8 %	67.9 %	72.8 %
Credit risk / risk-weighted assets	0.98 %	0.83 %	0.52 %
Total capital ratio	13.0 %	10.3 %	8.7 %
Tier 1 capital ratio	7.8 %	6.1 %	5.9 %

Staff	2001	2000	Change
Bank Austria Creditanstalt Group	33,827	27,873	+ 21.4 %
Austria	15,157	14,766	+ 2.6 %
CEE and RoW	18,670	13,107	+ 42.4 %
of which: Poland	14,707	9,086	+ 61.8 %

Offices	2001	2000	Change
Bank Austria Creditanstalt Group	1,284	1,022	+ 262
Austria	527	518	+ 9
CEE and RoW	757	504	+ 253
of which: Poland	649	391	+ 258

Highlights of the 2001 Financial Year

22 January	**All capital market and investment banking units of Bank Austria and Creditanstalt are integrated in line with the HVB Group's supraregional structure.**
2 February	**One-for-one exchange of Bank Austria shares for HypoVereinsbank shares. The first supranational integration of large banks – pursuant to the Bank of the Regions Agreement – takes effect with the entry into the German Commercial Register.**
12 March	**Sale of Bank Austria Creditanstalt (Schweiz) to a local regional bank.**
31 May	**Start of the merger project of Bank Austria and Creditanstalt, under which the two brands will be combined and the economic and legal merger of the two banks will take place by August 2002.**
30 June	**The Bank Austria Creditanstalt Group acquires 100% of SKWB Schoellerbank from HypoVereinsbank. The bank operates as a subsidiary focusing on private banking activities.**
1 July	**Integration of banking subsidiaries of HVB and Bank Austria Creditanstalt in Croatia completed.**
2 July	**Bank Austria receives banking licence for Yugoslavia.**
1 August	**Introduction of new regional management structure for corporate and retail banking operations of Bank Austria and Creditanstalt; appointments to managerial positions.**
14 August	**Holocaust settlement takes legal effect.**
18 September	**Bank Austria and Creditanstalt combine banking operations specialising in residential construction.**
1 October	**Reorientation of CA IB Investmentbank: integration of sales and trading operations into Bank Austria; advisory activities continued by "CA IB Corporate Finance Beratungs GmbH", a wholly-owned subsidiary of Bank Austria.**
1 October	**Mergers of subsidiaries of Bank Austria Creditanstalt and HVB in Hungary, the Czech Republic and Slovakia completed. The division of regional responsibilities pursuant to the Bank of the Regions Agreement is largely completed with the integration of international units outside CEE into the HVB network in the fourth quarter.**
10 October	**Bank Austria Creditanstalt Group launches an initiative to expand retail banking activities in Austrian regions outside Vienna.**
7 November	**National Bank of Poland approves the merger of BPH and PBK.**
20 December	**Bank Austria Creditanstalt Group opens representative office in Bosnia and Herzegovina.**
27 December	**Creditanstalt transfers equity interests in three Austrian regional banks to AV-Z.**
31 December	**New BPH PBK in Poland is entered in the Register of Companies.**

Contents

☐ certified by the auditors

Major Companies of the Bank Austria Group

Bank Austria AG

Austria

Consolidated companies

Asset Management GmbH
BA/CA-Leasing GmbH
BA Handelsbank AG
BA CA Wohnbaubank AG
Bank Austria Treuhand GmbH
CA IB Corporate Finance Beratungs GmbH
CA IB Investmentbank AG
CAPITAL INVEST die Kapitalanlagegesellschaft der Bank Austria/Creditanstalt Gruppe GmbH
RINGTURM Kapitalanlagegesellschaft mbH
VISA-SERVICE Kreditkarten AG

DOMUS FACILITY MANAGEMENT GmbH
WAVE Solutions Information Technology GmbH

Companies valued at equity

Adria Bank AG
Investkredit Bank AG
Oesterreichische Kontrollbank AG
Union Versicherungs-AG

Other companies

BA Private Equity GmbH
Bank Austria Creditanstalt Immobilienagentur GmbH
Europay Austria Zahlungsverkehrssysteme GmbH
Immobilien Rating GmbH
Informations-Technologie Austria GmbH
NOTARTREUHANDBANK AG
Österreichisches Verkehrsbüro AG
Vereinigte Pensionskasse AG
WIENER STÄDTISCHE Allgemeine Versicherung AG

100%

CEE and international	Creditanstalt AG
BA/CA- Asset Finance Ltd., Glasgow BA/CA d.d. Ljubljana, Ljubljana Bank Austria Cayman Islands Ltd. Bank Przemysłowo-Handlowy PBK S.A., Kraków HVB Bank Croatia d.d., Zagreb HVB Bank Czech Republic a.s., Prague HVB Bank Hungary Rt., Budapest HVB Bank Romania S.A., Bucharest HVB Bank Slovakia a.s., Bratislava	Asset Management GmbH BA/CA-Leasing GmbH BANKPRIVAT AG BA CA Wohnbaubank AG CAPITAL INVEST die Kapitalanlagegesellschaft der Bank Austria/Creditanstalt Gruppe GmbH SKWB Schoellerbank AG CA Betriebsobjekte AG
Banco B.I. Creditanstalt S.A., Buenos Aires B.I.I. Creditanstalt International Bank Ltd., Grand Cayman	Adria Bank AG Bausparkasse Wüstenrot AG CA Versicherung AG Investkredit Bank AG Oesterreichische Kontrollbank AG
BA/CA Capital Management Ltd., Hong Kong CAC-Leasing a.s., Prague HVB Bank Bulgaria EAD, Sofia HVB Bank Yugoslavia A.D., Belgrade JSCB HVB Bank Ukraine, Kiev	"AirPlus" Air Travel Card VertriebsgmbH AWT Internationale Handels und Finanzierungs AG Bank für Kärnten und Steiermark AG Bank für Tirol und Vorarlberg AG CA Bau-Finanzierungsberatung GmbH "Diners Club CEE Holding AG" FactorBank AG Informations-Technologie Austria GmbH Lambacher HITIAG Leinen AG M.A.I.L. Finanzberatung GmbH Oberbank AG Österreichische Hotel- und Tourismusbank GmbH UNIVERSALE International Realitäten GmbH Wienerberger AG

A list of significant equity interests of Bank Austria including details of the interests held is given on pages 177 and 178.

Organisation Chart of the Bank Austria Creditanstalt Group
(March 2002)

	Bank Austria AG			
Managing Board	Support Services	Corporate Customers and Multinational Corporates	Private Customers and Professionals	International Markets
	Randa	**Samstag**	**Haller**	**Hemetsberger**
Divisions	Group Internal Communications	Multinational Corporates, Corporate and Trade Finance	Sales Management – Retail Banking	Equity Trading Austria/CEE
	Group Public Relations	Corporate Customers	Marketing and Product Management – Retail Banking	CEE Markets & Subsidiaries
	Group Marketing Communications	Infrastructure/ Public Sector	Sales Coordination – Retail Banking	Asset/Liability Management and Markets Risk Management
	Group Economics and Market Analysis	Corporate Customers/ Sales		Institutional Client Group
	Group Market Research			
Specialised subsidiaries		BA/CA-Leasing GmbH	SKWB Schoellerbank	
		BA Handelsbank AG		
		BA Private Equity GmbH		
		CA IB Corporate Finance Beratungs Ges.m.b.H.		
Functional subsidiaries			DATA AUSTRIA Datenverarbeitungs GmbH	
			Bank Austria Creditanstalt Finanzservice GmbH	
Banking subsidiaries	Creditanstalt AG			
	Zwickl	**Hampel**	**Danzmayr**	
	CFO	Corporate Customers	Private Customers and Professionals	
		Human Resources		
		Support Services		
		Equity Interests		
	Compliance	Internal Audit*		

*reports to full Managing Board

Equity Interests, Asset Management and Human Resources	Real Estate Finance, Group Finance and Legal Affairs	Risk Management	Organisation and IT	Central and Eastern Europe
Kadrnoska	**Zwickl**	**Hampel**	**Speek**	**Randa**
Asset Management	Real Estate Finance and Real Estate Customers	Group Credit Management	Operations	Region 1 CEE
Equity Interest Management	Group Finance and Risk Control	Special Accounts Management	ORG/IT Management	Region 2 CEE
Human Resources	Legal Affairs	Strategic Credit Risk Management	Group Payment Transactions	Project Management and Strategy Controlling CEE
	Group Internal Audit*		Group Securities Services	
	Group Compliance Office			
	Fraud Prevention/ Investigations			
Capital Invest	BA Wohnbaubank AG			
Asset Management GmbH	Immobilien Rating GesmbH			
BANK*PRIVAT* AG	BA/CA Immobilien Agentur GmbH			
			WAVE Solutions Information Technology GmbH	
			IT-Austria Computer Centre	
			DOMUS Facility Management GmbH	
			TSG GmbH	

Bank of the Regions CEE

Region 1

Poland
Bank Przemysłowo-Handlowy PBK S.A.

Czech Republic
HVB Bank Czech Republic a.s.

Slovakia
HVB Bank Slovakia a.s.

Hungary
HVB Bank Hungary Rt.

Region 2

Croatia
HVB Bank Croatia d.d.

Slovenia
Bank Austria Creditanstalt d.d. Ljubljana

Romania
HVB Romania S.A.

Bulgaria
HVB Bank Bulgaria EAD

Yugoslavia
HVB Banka Jugoslavija a.d.

Bosnia and Herzegovina
Representative Office

*reports to full Managing Board

Supervisory Board and Managing Board of Bank Austria Aktiengesellschaft

Supervisory Board

Chairman	**Albrecht Schmidt** Spokesman of the Board of Managing Directors, Bayerische Hypo- und Vereinsbank AG
Deputy Chairman	**Rudolf Humer** Chairman of the Managing Board, P Beteiligungs Aktiengesellschaft
Members	**Erich Becker** Chairman of the Managing Board, VA Technologie AG **Lino Benassi** Chief Executive Officer, IntesaBci SpA **Adolf Franke** Member of the Managing Board, Westdeutsche Landesbank Girozentrale **Paul Hassler** Certified Public Accountant **Gerhard Mayr** Executive Vice-President Pharmaceutical Operations, Eli Lilly & Company **Dieter Rampl** Member of the Board of Managing Directors, Bayerische Hypo- und Vereinsbank AG **Eberhard Rauch** Member of the Board of Managing Directors, Bayerische Hypo- und Vereinsbank AG (until 31 December 2001)
Appointed by the Employees' Council	**Hedwig Fuhrmann** Chairman of the Employees' Council **Wolfgang Heinzl** First Deputy Chairman of the Employees' Council **Adolf Lehner** Second Deputy Chairman of the Employees' Council **Kornelia Urban** Second Deputy Chairman of the Employees' Council (until 16 January 2001) **Heribert Kruschik** Member of the Employees' Council (until 16 January 2001) **Wolfgang Lang** Member of the Employees' Council **Thomas Schlager** Third Deputy Chairman of the Employees' Council

Representatives of the Supervisory Authorities

Commissioner	***Doris Radl***
Deputy Commissioner	***Bernhard Bauer*** (until 31 March 2001) **Josef Kramhöller** (since 1 November 2001)
State Cover Fund Controller	**Alfred Katterl**
Deputy State Cover Fund Controller	**Christian Wenth**
Trustee pursuant to Mortgage Bond Act	**Günther Pullez**
Deputy Trustee pursuant to Mortgage Bond Act	**Alois Ramoser**

Managing Board

Chairman and Chief Executive Officer	**Gerhard Randa**
Deputy Chairman and Deputy Chief Executive Officer	**Karl Samstag**
Members	**Wolfgang Haller** **Erich Hampel** **Wilhelm Hemetsberger** (since 17 February 2001) **Friedrich Kadrnoska** **Wolfram Littich** (until 16 February 2001) **Michael Mendel** (until 31 December 2001) **Jochen-Michael Speek** (since 1 May 2001) **Kai Werhahn-Mees** (until 31 March 2001) **Franz Zwickl**





Photographs on page 12 (from left to right):
Gerhard Randa, Karl Samstag, Franz Zwickl, Friedrich Kadrnoska

Photographs on page 13 (from left to right):
Wilhelm Hemetsberger, Erich Hampel, Wolfgang Haller, Jochen-Michael Speek

Ladies and Gentlemen,

Who is not familiar with the phenomenon? Sometimes daily routine and things that require immediate attention obstruct one's view of the wider perspective. Conversely, from time to time, one becomes lost in visions and forgets about daily business. For the Bank Austria Creditanstalt Group, I can say that neither happened to us in 2001. We have made very good progress in implementing our vision. In the course of 2001, the bank focused its strength and attention on its promising core market:

In Central and Eastern Europe, we combined the banking network of HVB with our own subsidiaries within less than a year, thus broadening our base of business significantly – by about one half.

In Austria we are bundling our strengths. We are in the process of combining the best of both banks into "Bank Austria Creditanstalt". With this major step forward, we are developing from a banking group into a bank – the bank for our customers' success.

2001 was the year in which we took our place in the HVB Group. From the very start we have made an important contribution to profits. Above all, we are performing the major strategic function that has been assigned to us, and we are doing this as a member of Europe's third-largest banking group.

Based on this stronger position, and with pleasure and confidence, we set about making our contribution to the big European vision: the progressive integration of the entire European continent into a peaceful community, the creation of an economic area unequalled in the world, a competitive market drawing its strength from the diversity of its independent regions.

We must not lose sight of this wider perspective in our daily activities. I can proudly say that in the Bank Austria Creditanstalt Group, we have anticipated EU enlargement for a long time.

The integration of the Central and Eastern European countries creates prosperity for both sides. This is a classic win-win situation. For Austria it is of paramount importance. Austria shares roughly one half of the length of its borders – more than any other country – with candidate countries for EU accession. These borders no longer separate us. Austria, with its large number of small and medium-sized businesses lined up around industrial clusters, benefits particularly from open economic relations, from trade with CEE countries which have similar ideas of their own future.

Over the past few years, the CEE countries have enthusiastically set up their legal and regulatory framework, they have greatly intensified their trade links with countries in the West, and they have made sacrifices to create modern competition-based economies. In short, they have met all requirements for the economic upswing. A date of accession, once fixed, will accelerate the convergence process and will help other countries to follow.

The Bank Austria Creditanstalt Group serves its customers – in Austria and in Central and Eastern Europe. Within the HVB Group, its claim is to be the bank for a networked Europe, the bank that brings creative companies together.

In Austria, the mature market from which we started, we are also taking initiatives. Since 1997 we have been integrating Bank Austria and Creditanstalt: beginning with back-office structures which are not immediately visible to customers, and continuing the process with treasury operations and, most recently, with corporate banking units. In this area we have even gained market share since the integration process started. In the meantime, customers' needs have changed in the retail banking sector, too. Nowadays efficiency, speed and professionalism are as important as personal service. We are thus making a logical step forward by combining the strengths of both brands. In doing so, we remain what we are while getting closer to our customers, to their needs and in their regions, especially in Austrian regions outside Vienna.

In both areas – CEE and Austria – I thank all those who are taking an active part in these major changes and making an important contribution to the process.

2001 was a difficult year. The operating environment deteriorated. In these difficult circumstances we generated net income before taxes which deviated only slightly from the trend line in previous years. – But this is part of the ups and downs in business.

The horrific events of 11 September were a shock to us. And they remind us of the fact that we cannot, we must not, take freedom for granted. Every single day, we must work to lay the foundations of freedom anew. In our immediate environment we have the opportunity to do so, whether as private individuals, as a company or as a bank.

Let's use the opportunities available to us, let's see the positive things that come with the changes!

Sincerely,

Gerhard Randa



The Bank for an Increasingly Integrated Europe

In 2001 the Bank Austria Creditanstalt Group implemented its target structure. As a result, in the current year it already has in place the optimal structure for its core market in Austria and CEE, making its entire range of products and services available to local customers. The bank is thus in a position to make an important contribution to the major idea of this decade: helping Europe to grow into a strong economic area and – an important prerequisite – creating an efficient banking and financial sector which embraces both East and West.

1) A European dimension through consolidation success

The developments of the past few years were focused on the above goal. In its original core market, Austria, the bank achieved considerable success with regard to consolidation: the country's two leading financial institutions were integrated, productivity increased substantially and, despite some difficult years, there was a sustained improvement in profitability. The Bank Austria Creditanstalt Group thus proved – in the interest of the Austrian economy – its ability to compete on the European market.

2) Focus on a promising market within the framework of the HVB Group

With Bank Austria's membership in 2001, the HVB Group became the first truly cross-border group of major banks with leading positions in their respective markets. In a little less than a year, the Bank Austria Creditanstalt Group has largely implemented the Bank of Regions Agreement with HypoVereinsbank, and now performs the function assigned to it in this agreement: to develop the promising CEE market for the HVB Group, and thus for its customers. In this regard, we are relying on the strength of diversity, preserving the local roots of our subsidiary banks and pursuing a highly decentralised management strategy. We take a pragmatic approach with regard to fulfilling our mission, with a priority given to customer orientation. Through the regional focus within the HVB Group, we have a clear sense of direction, focusing our strength and competence on meeting the needs of local customers.

3) Well-prepared for the convergence of credit and capital markets

As usual, the Bank Austria Creditanstalt Group took a balanced approach to implementing these numerous, far-reaching changes – without losing sight of day-to-day business activities and without confusing customers or employees with major, over-dimensioned, technical projects. That was one of the reasons why the bank was able to present acceptable financial statements for 2001, a very difficult banking year which uncovered potential credit risks, particularly within the corporate customer business in Austria. Market trends are now eliminating cross-subsidies in this segment as well, and providing each customer with the exact terms and conditions which correspond to their level of creditworthiness. As has long been the case on the capital market, risk premiums will become more transparent in the near future. We view it as our task to prepare customers for the inescapable convergence of credit and capital markets by providing suitable products and services.

Austria: from a banking group to a single bank

In 2001 the Bank Austria Creditanstalt Group undertook a decisive step on the way from a banking group to a single bank. The logic of integration extended from an initial "next to each other" phase, over the "with each other" phase to the creation of a new identity. The bank has successfully managed this integration process twice – in 1991 (Z/Länderbank to Bank Austria), and after 1997 (Bank Austria and Creditanstalt). In both cases, the bank succeeded in expanding its market position beyond the mere addition of respective market shares, and thus was able to achieve considerable synergies. This is reflected in the following figures: today operating revenues are more than three times higher than the banks' pro-forma figure for 1991, and despite the expansion in the banking sector, the total number of employees is some 13% lower. The Group thus achieved a considerable improvement in productivity, and this success at consolidation within the overbanked Austrian banking sector also made a positive contribution to the Austria economy (cf. chart "Achievements through consolidation"). It is significant that this success in consolidation was not achieved through linear cost-cutting, but by carefully creating a more efficient common structure. We were, and are, fortunate in that we could and can combine the strengths of both banks.

Greater efficiency through consolidation – the strategy for the overbanked Austrian market

In 2001 – some five years after we created the leading banking group in Austria – we took the final steps towards becoming a single bank. In 1998 and 1999, Bank Austria and Creditanstalt integrated their accounting and controlling functions, and created a number of common Group functions that operated behind the two-brand strategy, such as Treasury, Multinational Corporates and Products, as well as such tasks as management of capital resources and risk management, and settlement and transaction bank functions. Business in CEE countries as well as international business operations were integrated, and the CEE subsidiaries of Bank Austria and Creditanstalt were merged. 2000 saw the standardisation of IT systems under the "heureka!" project, even though in some areas of the bank these systems are run on separate clones for technical reasons.

The logical order of integration: from management tools via information technology and settlement functions to customer business

At the beginning of 2001, the Bank Austria Creditanstalt Group placed all domestic corporate customer activities under common management and integrated all the functions "behind customer services". In May 2001, the Managing Board of Bank Austria finally decided on the "Bank zum Erfolg (BzE)" project, which calls for the complete merger of both banks into a single economic and legal entity by August 2002. This was done with an eye to synergies in order to boost our productivity, standardise procedures and shorten decision-taking processes.

Changed customer preferences accelerate the transition to rapid decision-taking structures

The above measures are all designed to improve our efficiency in the customer business. Of equal importance, on the other hand, was the need to meet the changed requirements of our customers. From the very beginning, our business customers differentiated little between Bank Austria and Creditanstalt, being more concerned with the ability to compete at a technical level. Our market studies show that during the past few years, even private customers and professionals are increasingly placing efficiency and competence above emotional ties to brand names, as long as there is continuity of customer services. This change in mentality (more rational behaviour and declining customer loyalty) was certainly assisted by greater market transparency – in no small part due to the possibilities offered by the Internet.

"Bank Austria Creditanstalt – die Bank zum Erfolg". The new brand-name policy signalises continuity as well as the best of both banks

Both internal reasons (productivity gains through synergies of income and cost) and market trends make it an absolute economic necessity to further develop the brand-name policy. Thus beginning in August 2002, two separate brand names will become one: "Bank Austria Creditanstalt". This name reflects the continuity of our customer relationships, and signifies the best of both banks: a uniform range of products and services, a uniform banking network, combined competence and the ability to act more quickly on account of shorter decision-taking processes. In the future, the Bank Austria Creditanstalt Group will operate in Austria as a single new entity with a clear structure and the leading position on the market.

Achievements through consolidation



220
200
180
160
140
120
100
80
60
219
191
163
153
94
100
90
87
74
Merger Z/Länderbank
Integration Bank Austria/Creditanstalt
BzE project decided
1991
1996
2001
Operating profit/employee (productivity)
Operating income
Employees in the Group
Employees at the banks

CEE: banking structure for the convergence process

Since the end of 2001, the Bank Austria Creditanstalt Group has been operating at a level of strength in the CEE region which would have been unthinkable when it began operations in the region just over ten years ago. As part of the HVB Group, the bank has focused its international business activities so that they have gone from being a complementary foreign network to a core competence or second home market for the Bank Austria Creditanstalt Group.

Following mergers with HVB subsidiaries – the leading bank in Central and Eastern Europe with the most comprehensive banking network

As required by the Bank of the Regions Agreement, the bank transferred its subsidiaries and branches outside Austria and CEE to HVB, thereby integrating them in HVB's efficient global office network. At special Austrian/CEE Desks established at global trading and financial centres, our customers can now contact their account officer under the banner of HVB units. In return, HVB transferred its subsidiaries in Central and Eastern Europe to Bank Austria, thereby significantly strengthening the market presence of the Bank Austria Creditanstalt Group. This division of labour has resulted in a higher level of efficiency which has benefited both customers and the bank.

On this core market, the Bank Austria Creditanstalt Group has thus largely concluded its long-term network building programme: it is active in thirteen countries and, with market shares of between 5% and 10%, is the leading international bank in CEE. Altogether, total assets amount to some € 21.3 bn. We employ 18,500 persons (more than in Austria) at some 750 business units, and manage accounts for 2.6 m retail customers and 80,000 companies. We operate with an organic structure. This means that following the mergers, we can devote our energy to the key issue: taking advantage of potential in CEE, the last growth market in Europe. In this regard we can rely on a number of competitive advantages:

Organic structure helps to use business potential

First, our claim: we are creating the financial infrastructure for an increasingly integrated Europe. A group of banks working closely together with the business community, in both the EU and in the accession candidates. This vision was a driving force at the time of the integration between Bank Austria and HVB. Across a border of almost 3,000 km which had been there for decades, equal partners have built, within a few years, a vibrant economy characterised by intra-industrial division of labour on the threshold of a wider economic area. This gives grounds for further optimism. Starting in the industrial centres, in some of which per capita GDP has matched the average EU level, prosperity will spread slowly but surely throughout the region. Growth and an increasing level of financial intermediation are determining the environment for the banking sector: from 2000 to 2005, we expect to see an 80% expansion in on-balance sheet business, and continued

Using opportunities with the strength of a major international bank

strong demand for capital market products, even after the wave of privatisations has passed. In the HVB Group, we have the required means and, with capital resources of € 42 bn, also the ability to bear risks allowing us to expand our commitment in this region on a sustained basis, even through any potential economic dry spells.

Early commitment, business relationships with local customers have been carefully nurtured over many years

Second, our own starting point: Bank Austria Creditanstalt and HVB are among the pioneers in CEE. Starting some twelve years ago, Bank Austria and Creditanstalt examined local business opportunities country-by-country, and HVB accompanied its major German industrial customers to this region from the very beginning. In this manner the Group gathered its own experiences – also during the transformation crisis in the mid-nineties – and today enjoys a competitive advantage, particularly in the corporate customer business, over companies which have only recently entered the market in the course of privatisation auctions. We are not a "foreign bridgehead of a head office somewhere", but rather are linking together local banking subsidiaries which have deep roots in the markets they serve and are major, innovative players in their markets. Thus we are also able to establish a multilateral financial network between these companies.

CEE: catching-up process initially in major industrial centres

Countries · Regions


Per-capita GDP, based on purchasing standards, EU = 100
160
140
120
100
80
60
40
20
0
EU average = 100
Potential
Potential
Greece
Portugal
Bulgaria
Estonia
Latvia
Lithuania
Poland
Romania
Slovakia
Slovenia
Czech Republic
Hungary
Prague (CZ)
Central Bohemia
Central Hungary (H)
Northern Great Plain
Bratislava Region (SK)
Eastern Slovakia
Mazowieckie (Pl)
Lubelskie
Epirus (GR)
Chemnitz
Vienna (A)
Hamburg (D)

Third, our Bank of the Regions business model: this represents the intelligent combination of local roots and the supra-regional advantages offered by a major bank: as financial hub for international exchanges among domestic customers on all our markets, as a portal to the global financial market with the placement power of a major player on the capital market – with the strength required for a sustained commitment.

Bank of the Regions business model

A strong position for sectoral trends

With its combined strengths on the Austrian market along with the strategy of expansion in CEE countries, the Bank Austria Creditanstalt Group is very well positioned in these growth regions. The Group is thereby taking advantage of perhaps the most important trend. The Bank Austria Creditanstalt Group is leading in the race to exploit the potential of CEE markets.

The second trend, the pressure for national and supra-regional consolidation in the banking sector, has not paused. At the moment, there is a stalemate and an evaluation of the respective tactical starting positions. EU policies which stress the equality of opportunity between public-law entities and private institutions could provide an important impetus. Bank Austria acted in a timely manner with its membership in the HVB Group, the third-largest bank in Europe, and is now free to focus exclusively on its business operations.

A further, third trend remains intact despite the last two years on the stock exchanges: the advancement of securities as a form of investment, and pension planning via wealth creation in the capital market. Retail customers are, in certain cases, optimising their portfolio structure better than some professionals. The Bank Austria Creditanstalt Group offers high value-added products that can meet the widest variety of savings needs – from cash management to securities savings plans and structured products to discretionary asset management services (Capital Invest, AMG, BANK*PRIVAT* and Schoellerbank).

A fourth trend that has been long in the making is now visible for the first time: the convergence between the credit and capital markets. This affects companies and banks to the same degree. Investment banking and commercial banking business used to be considered opposite extremes in the banking sector. With the growing transparency of credit and risk, and with the increasing negotiability of credits and also improved methods and measurement abilities, it has become clear during the past several years that both are subject to similar considerations, but take place on markets with varying levels of liquidity.

Trends in the banking sector

- Use of regional growth potential: CEE, South-East Europe
- Supra-regional consolidation among major European banks
- Asset management for private and company pension plans
- Convergence of credit and capital markets – in anticipation of the New Basel Capital Accord on the way to risk-adjusted credit terms and conditions
- Information technology more at the centre of business

In anticipation of the New Basel Capital Accord on the way to risk-adjusted credit terms and conditions based on transparent ratings

Cross-subsidies between the various groups of borrowers are now being uncovered, and this is necessarily leading to terms and conditions which more adequately reflect risk in each individual case. To act differently would be irrational and also unjust. In this environment banks, and the Bank Austria Creditanstalt Group in particular in view of its significant market share in Austria, have to structure their credit activities so as to place as little a burden on equity capital as possible – whether by more selective lending, or syndication and active portfolio management through recourse to the "global credit market". These are not inventions by the Basel Group of Ten – the pending changes in the capital adequacy framework (New Basel Capital Accord) is rather an overdue reaction to a long-hidden market imperfection.

The Bank Austria Creditanstalt Group has made considerable progress in this direction on behalf of customers and in its own interests. We offer medium-sized customers corporate finance solutions that were previously only available to large corporations. As market leader in both Austria and in CEE countries, where these products have been part of the repertoire of finance departments from the very start, we are pursuing the "integrated approach" which is used throughout the entire HVB Group.

The fifth trend, the advances made by e-banking and supra-regional IT platforms, seems to have slowed somewhat following the end to the Internet euphoria. In fact, development has shifted away from technical aspects and towards applications at the business segment level. In any case, e-banking is being increasingly used by our retail and corporate customers. For both customers and the bank, electronic sales channels are most attractive in those areas where ongoing transactions have to be executed as quickly as possible. In each segment, the bank strives to offer a mix comprising both standardised and advisory-intensive products and services. Information technology objectives – which have not changed – are still being pursued, but not in the form of major investment projects. Today, due in part to its susceptibility to risk, the bank takes a more pragmatic and evolutionary approach.





PRAGUE





LJUBLJANA

Environment and Market Situation in 2001

2001 was – not only for the banking sector – a year of dashed hopes. At the beginning of the year, it appeared that the worst of the stock market correction was over. But the bear market – a crash in instalments – continued into the second consecutive year, something that had only happened twice before: in 1927, and following the petroleum crisis in 1973. The counter-reaction to the excessive overvaluations of the New Economy bubble also had a real impact in 2001: over-investments were corrected, which generally took the form of crashes in the TMT sectors. Profits at other companies also collapsed, accelerated by the mutual downward adjustment of investment plans.

Although the U.S. central bank started the year with an unexpected cut in interest rates, which raised an alarm, during the first half of the year it was believed that a global recession could be avoided. However, in the further course of the year, recessionary tendencies spilled over onto the entire global economy. Unlike the pattern followed in past cycles, the poles of the global economy were unable to balance each other, and the world economy found itself sliding uniformly into recession. The downturn was transmitted not only via foreign trade, but also via linked financial markets. The current high level of corporate integration across the continents also accelerated these developments.

In this fragile situation, which was to a certain degree only recognised later, the terrorist attacks of 11 September horrified the world. The barbaric attacks also dashed hopes of a universally-accepted liberal world order.

The new uncertainties also accelerated the economic downtrend throughout the world. Central banks acted to counter this trend in 2001 with a previously unparalleled wave of global interest rate cuts. The Federal Reserve lowered key interest rates in eleven steps by 4.75 percentage points to 1.75% p.a., the lowest level since 1961. The U.S. government launched expansive spending programmes. Nevertheless, the 10-year period of growth enjoyed by the **U.S.** came to an abrupt end. The turbulence experienced by the IT industry was felt, in addition to the Asian threshold countries, by **Japan**, which had been caught in a stubborn structural crisis for a number of years. Japan's economy had just succeeded in stabilising, but then contracted again. The **euro area** on the other hand, just barely avoided recession in 2001 (pursuant to the technical definition of two consecutive quarters of negative rates of change in GDP). On account of temporarily rising rates of inflation, the ECB held back until May and then lowered the refinancing rate, in four steps, by only 1.5 percentage points to 3.25%.

Real GDP
as against previous quarter at annual rate

U.S.
Euro zone

Share indices
Q1/99 = 100

U.S. (S&P 500)
EuroStoxx

Economic climate

U.S.: NAPM (left-hand scale)
EC Economic Sentiment Indicator (standardised)

Key interest rates
% p.a.

U.S. (Fed funds target rate)
ECB (refinancing rate)

On the edge of recession in 2001


8%
6%
4%
2%
0%
-2%
1999
2000
2001

Lengthy correction on stock exchanges


160
150
140
130
120
110
100
90
80
70
1999
2000
2001

Sentiment hits a low


60
55
50
45
40
35
105
104
103
102
101
100
99
98
97
96
95
94
93
1999
2000
2001

Monetary countermeasures


7
6
5
4
3
2
1
1999
2000
2001

The core markets of the Bank Austria Creditanstalt Group were of course unable to isolate themselves from trends in the global economy. In Austria, real GDP growth amounted to 1.1%, significantly below the long-term average. While the Austrian economy again benefited from the growth impetus provided by foreign trade, the growth was mainly related to imports. On account of the uncertainty in the external environment, companies postponed planned investments in plant and equipment (growth of only 1.5% in real terms). Investments in construction had declined already as a result of budget consolidation measures (balanced budget). The resulting negative climate on the labour market, restrictive budget policies and the higher rate of inflation (2.7% annual average) had a negative impact on the disposable real incomes of private households. Nonetheless, private consumption grew at a relatively strong 1.4%, at the expense of the savings ratio (4.9% after 6.6%).

The CEE countries proved robust thanks to strong domestic demand and the impetus created by the reconstruction of South-East Europe (combined rates of growth: 2.7%). Beginning in the third quarter, this region was also hit by the economic downturn, since some 70% of its exports are sent to the EU. The domestic economy vigorously counteracted these negative external influences. Poland was an exception in this regard: following a phase of strong growth between 1993 and 2000, it experienced a slump in investment activity and has suffered under a corrective, restrictive monetary policy.

In November the EU Commission published its annual progress report on the enlargement of the Union. The report called attention to the significant progress made by all countries towards meeting the accession criteria. The report clearly reflected the Commission's determination to press ahead quickly with the enlargement process, which would allow, at least in theory, the schedule of the EU Summit in Gothenburg to be met, with the initial round of enlargement taking place in 2004. To date, individual candidate countries (with the exception of Bulgaria and Romania) have provisionally closed between 20 and 26 chapters (of a total 31). The remaining chapters – agriculture, regional policies as well as finances and budget – are, of course, the most sensitive. Despite the resistance shown by both parties – member countries and accession candidates – towards the Commission's financing plan covering the period to 2006, this should not endanger the enlargement project.

In this environment, the bank experienced a decline in business volume and in the number of transactions, as well as changes in investor behaviour. The credit market in Austria was affected by a large number of insolvencies and unexpected defaults in the corporate customer segment. Acquisition projects, particularly in

CEE markets, had a stabilising effect on demand for credit and capital market products, as did ongoing restructuring efforts by industry. Interest-rate cuts, on the other hand, acted to narrow the room to set terms and conditions in the deposit-taking business. The disappointment experienced by investors in shares did, however, benefit traditional savings forms as well as structured products and mixed funds.

Economic impact on banking business, structural trends intact

On the **financial markets**, liquidity shifted to bonds on account of the sustained losses on the stock exchanges. Yields followed the lead of the U.S., and fell in November to a low of 4.2% (ten-year government bonds). Demand for corporate bonds, in particular for the lower investment grades which offered an attractive combination of coupon and rating, increased throughout the world. The rapid expansion in securities turnover, particularly in the customer segment, paused in 2001. One ray of hope in the year on the financial market was that the Argentine crisis towards the end of the year did not spread to other emerging markets, a sign that investors in this category make clear distinctions. The currencies in CEE countries actually came under pressure to appreciate.

A sustained increase in value – the top criterion of investment

Interest rate developments



6.5
6.0
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
US$ interest rates
EUR interest rates
1999
2000
2001

US$ interest rate developments
— 10-year U.S. Treasury bonds
═ 3-month money (Euromarket)

EUR interest rate developments
— 10-year benchmark yield
═ 3-month money

Management Report of the Group for 2001

Transfers of regional operations

HVB → Bank Austria
- SKWB Schoellerbank AG, Vienna
- HypoVereinsbank (CZ) a.s., Prague
- HypoVereinsbank Hungaria Rt., Budapest
- HypoVereinsbank Slovakia a.s., Bratislava
- Bank Przemysłowo-Handlowy PBK S.A., Kraków
- HypoVereinsbank Bank Hipoteczny S.A., Warsaw

Bank Austria → HVB
- CB Bank Austria Creditanstalt (Russia) ZAO, Moscow
- BA/CA Asia Ltd., Central Hong Kong
- Bank Austria Creditanstalt American LLC, New York
- Bank Austria Creditanstalt Deutschland AG, Munich
- BA/CA Capital Management Ltd., Central Hong Kong
- Foreign branches in London, Munich, Milan, Hong Kong, Singapore

2001 opening balance sheet reflects new Group structure

The concentration of international business activities of the Bank Austria Creditanstalt Group on the promising CEE market was the main structural change to take place in 2001. With a view to focusing on core competencies, regional overlaps were eliminated and the agreed-upon division of responsibilities within the HVB Group was implemented within a year. As was agreed in the Bank of the Regions Agreement, in 2001 HypoVereinsbank transferred its subsidiary banks in the CEE countries to Bank Austria. The foreign subsidiaries and the foreign branches of the Bank Austria Creditanstalt Group outside CEE were likewise integrated into HVB's local units (with the exception of BA Greenwich/U.S.). This involved the movement of substantial business volume: assets totalling just under € 22 bn were transferred from Bank Austria to HVB, and just over € 10 bn from HVB to Bank Austria (compare the sidenote on the left and the tables on page 154 of this report).

As per the agreement, these transfers were arm's length transactions, which means that subsidiaries and foreign branches were individually appraised at market prices in the course of 2001 and then "sold" within the Group. To minimise the impact of this one-time structural change on the 2001 income statement, and to present the business results for the year with the least possible distortion, the effects of these transfers were presented as at 1 January 2001. Since this largely involved consolidated subsidiaries, the changes affect all balance sheet items.

A further change in the opening balance sheet resulted from the application of IAS 39, a new standard for the valuation of financial instruments. Its use became mandatory beginning 1 January 2001 (compare page 150 and subsequent pages). The impact of both special factors on key balance sheet items – the changes between the balance sheet as at 31 December 2000 and the IAS-based opening balance sheet as at 1 January 2001 – is summarised in the chart on the next page.

The transfers of foreign branches (with the exception of BA Greenwich/U.S.) had the most significant impact on the balance sheet. Both among the units which were transferred and within the net amount of disposals and additions, the foreign branches had a strong impact due to their weight: the balance sheets of the new CEE subsidiaries reflect the typical structure of universal banks. On the other hand, the disposal of the foreign branches – on account of their specialisation and complementary function to domestic business – involved the loss of high-volume interbank business as well as comprehensive financial market business, which is now continued by HVB. Thus interbank activities on the liabilities side, and the balance sheet items Trading assets and Investments as well as Liabilities evidenced by securities reflect the strongest changes.

On account of the transfers of regional operations, total assets fell by € 11.3 bn from 31 December 2000 to 1 January 2001. On the assets side of the balance sheet, this resulted mainly from the decline in trading assets (– € 7.5 bn) and in investments (– € 3.5 bn). While loans and advances to customers (– € 2.4 bn) expanded strongly on account of the new CEE subsidiaries (+ € 5.2 bn), this was more than offset by the transfer of loans and advances to customers from Bank Austria's foreign branches and subsidiaries (– € 7.6 bn). On the liabilities side, the decline in the balance sheet total resulted largely from amounts owed to banks (– € 8.7 bn) and the transfer of liabilities evidenced by certificates (– € 3.1 bn). Since the new CEE subsidiaries bring with them a well-developed deposit-taking business (customer deposits: + € 5.9 bn), this type of business had a positive net effect (+ € 2.6 bn).

When interpreting the structural changes, it should be taken into consideration that the Bank Austria Creditanstalt Group has transferred mature, rather technically dominated foreign operations to HVB in order for these operations to continue in

Special effects from transfers of regional operations and from IAS 39



in € m
Assets
Loans and advances to, and placements with, banks
Loans and advances to customers
Loan loss provisions
Trading assets
Investments
Cash, property and equipment, intangible assets, other assets
Total assets
Liabilities and shareholders' equity
Amounts owed to banks
Amounts owed to customers
Liabilities evidenced by certificates
Other liabilities and provisions
Shareholders' equity, subordinated capital, minority interests
Transfers of regional operations
Effect of application of IAS 39
–12,000
–10,000
–8,000
–6,000
–4,000
–2,000
0
2,000
4,000

its customers' best interests within the units of the HVB Group, which now have a stronger market position. Thanks to the subsidiaries received in exchange, the Bank Austria Creditanstalt Group can more actively pursue the banking business in the CEE region, taking advantage of a significantly expanded base of business.

The application of IAS 39 increased total assets by € 1.4 bn. Mainly affected on the assets side were trading assets (+ € 2.6 bn) and investments (– € 2.2 bn), although a change in the definitions of these two categories also played a role (related details are given in the Notes to the Consolidated Financial Statements on page 156).

2001 income statement

2001 net income in line with previous years



€ m
ROE %
800
700
600
500
400
300
200
100
0
15
14
13
12
11
10
9
8
7
1997
1998
1999
2000
2001
Net income before taxes (Austrian Banking Act)
Net income before taxes (IAS)
ROE before taxes

In 2001, despite the adverse economic environment, Bank Austria was able to present results which matched the level of the previous year. Net income before taxes amounted to € 655 m, and was thus only € 7 m or 1.0% lower than the results for the previous year. Even taking into consideration numerous one-off effects, i.e., in an overall economic sense, Bank Austria did well in a difficult year for banks, deviating only slightly from past trends. After taxes and excluding minority interests, consolidated net income totalled € 483 m, some € 109 m or 18.4% less than in the previous year. This decline is due on the one hand to the greater tax charge in connection with the CEE subsidiaries taken over by Bank Austria. On the other hand, minority interests in net income increased more than threefold on account of the inclusion of publicly-listed banks in the group of consolidated companies. If one were to adapt the 2000 income statement on a pro-forma basis to the current group of consolidated companies ("target structure"), there would be an 18.1% decline in net income before taxes. Net income excluding minority interests, viewed within the framework of the target structure, was only slightly lower, by € 17 m or 3.3%, than the previous year's figure.

Given the general results in the European banking sector, the earnings situation thus remains relatively satisfactory. The structure of the income statement has improved: current business components presented in operating profit contributed more than four-fifths (84%) to net income before taxes, significantly more than in the previous year (54%). On both the income side and the expenses side, individual items show high rates of growth compared with the results for the previous year, on account of the increase in the number of banking subsidiaries included in consolidation.

In 2001, the Bank Austria Creditanstalt Group achieved **net interest income** of € 2,672 m, some € 432 m or 19.3% more than in the previous year. Just under half of the growth in absolute terms is the result of structural changes. After adjusting for these factors, growth remained an excellent 9.3%. This is even more remarkable in economic terms since the comparison basis from the previous year was quite high on account of another one-time effect: increased dividend income in connection with the sale of companies by subsidiaries. Another reason why income similar to interest was lower during the reporting year was the fact that companies formerly accounted for under the equity method – with the share of their net income included in that item – were either consolidated or sold.

Contrary to expectations at the beginning of the year, the **net charge for losses on loans and advances** had to be increased by € 38 m or 5.6% to € 703 m. Although credit risk expenses decreased slightly as a proportion of net interest income (from 30% to 26%), the credit risk margin increased from 0.84% to 0.96% measured in terms of risk-bearing assets. Most of the increased provisioning charge related to on-balance sheet business with corporate customers in Austria, which – in addition to unfavourable trends – was also affected by unexpected major insolvencies. The Bank Austria Creditanstalt Group reacted to this with a number of organisational measures, which included active portfolio management, obtaining subsequent collateral for unsecured loan portions, and risk-oriented lending principles (compare Risk Report, page 179 ff.).

Results of the Bank Austria Creditanstalt Group


in € m and change 2001/2000 (actual) in %
Net interest income
+19.3%
Losses on loans and advances 1
+5.6%
Net fee and commission income
+23.1%
Net trading result
+90.8%
General administrative expenses 1
+28.4%
Net income from investments 2
−44.1%
Net income before taxes
−1.0%
Income taxes and minority interests 1
+145.5%
Consolidated net income
−18.4%
0
500
1,000
1,500
2,000
2,500
3,000
2000
2001
2000 pro forma

1) expense item
2) net income from investments, amortisation of goodwill, and balance of other operating income/expenses and other income/expenses

Net fee and commission income rose by € 199 m or 23.1% to € 1,061 m. The increase is attributable entirely to structural changes, which is underlined by the sharp drop in securities transactions in 2001, the second successive year of depressed prices on stock markets. However, by including subsidiaries such as SKWB Schoellerbank whose business focuses on securities advisory services, the Group plans to increase the contribution of net fee and commission income to over 30% of operating revenues in the foreseeable future.

The **net trading result** for 2001 was € 261 m, almost double the figure recorded for the previous year (€ 137 m). The newly consolidated subsidiary companies again played a decisive role in this regard, and it is thus apparent that their spectrum of activities as local universal banks extends far beyond lending business. Excluding one-off effects, the net trading result increased significantly by over 10% through day-to-day business transactions despite the negative impact of weak global equity markets.

In 2001, **general administrative expenses** climbed by 28.4% to € 2,773 m. The wider base of business accounted for just over 70% of this increase of € 614 m. Adjusted for changes in the group of consolidated companies, the increase amounts to 6.8%. This is the result of an appreciation in the value of the CEE currencies based on a year-on-year comparison as at 31 December 2001, which is underscored by the fact that general administrative expenses in the CEE units, denominated in the respective local currencies, remained unchanged at the level of the previous year. The general administrative expenses incurred through domestic business fell by 1.3%, and with the inclusion of the International Markets segment by as much as 3.2%. The integration of Bank Austria and Creditanstalt therefore made it possible to achieve synergies in domestic business in 2001 despite the additional organisation and IT-related projects. These were achieved not only in regard to the calculated basis scenario but also on a year-on-year comparison.

The **balance of other operating income and expenses** was transformed from a net expense position in 2000 (€ –57 m) to net income of € 34 m. A substantial portion of this result is attributable to the sale of Bank Austria Creditanstalt (Schweiz) to a local bank, while the remaining effects from consolidation largely offset one another.

The **operating profit**, which is presented in accordance with the structure of the income statement of HVB's consolidated financial statements, totalled € 552 m compared with € 357 m in the previous year. A pro-forma year-on-year comparison in the current Group structure also reveals an increase of € 58 m or 11.7%. This points to the significant improvement in the operational profitability of the Bank Austria Creditanstalt Group.

Net income from investments amounted to € 187 m in 2001, an appreciable decline (of € 147 m or 44.1%) over the previous year's result, which was very high on account of book profits generated in connection with the sale of industrial holdings to a foundation which is independent of the bank. Income in the year under review was generated partly through the sale of Creditanstalt's equity interests in three Austrian regional banks. In 2001, amortisation of goodwill increased appreciably (by € 43 m) to € 73 m, especially as a result of the larger number of consolidated companies.

The **profit from ordinary activities**, obtained by deducting amortisation of goodwill and by taking into account the slightly negative balance of other income and expenses (€ –10 m), came to € 655 m. The balance of extraordinary income and expenses is nil. Thus net income before taxes was € 655 m.

Changes in the balance sheet in 2001

This section examines the changes in the closing balance sheet as at 31 December 2001 compared with the opening balance sheet as at 1 January 2001, i.e. the financial developments after the effects of the bilateral transfers between Bank Austria and HVB and the changes in valuation and presentation in accordance with IAS 39 (cf. pages 150 to 152).

In 2001, **total assets** grew by € 4.6 bn or 3.0% to € 159.6 bn.

Assets

On the assets side, an exceptional increase in **cash and balances with central banks** by € 1.3 bn or 57.9% to € 3.4 bn contributed to balance-sheet growth. This reflects higher liquidity requirements in connection with the conversion to euro notes and coins at the beginning of 2002, for which all arrangements were in place at the end of the reporting year.

Loans and advances to, and placements with, banks hardly increased (+ € 0.7 bn or +1.6% to € 42.6 bn) after expanding strongly in the previous year. Loans and advances to customers contracted slightly (– € 1.3 bn or –1.6% to € 78.6 bn), but they nonetheless still accounted for almost one half of total assets.

Loan loss provisions, which are shown on the assets side of the balance sheet as a deductible item, increased by € 0.6 bn or 21.0% to € 3.4 bn. The difficult situation regarding corporate risk as a result of the unfavourable economic climate, and in particular unforeseeable major insolvencies, made it necessary to allocate additional amounts to this item.

The item **trading assets** (€ 13.7 bn) recorded the strongest increase with growth of € 4.4 bn or 46.9%. This was due to the positive development of the value of interest rate derivatives positions.

Investments, on the other hand, contracted by € 2.2 bn or 10.9% to € 17.8 bn, following a reduction of the portfolio of bonds and other fixed-income securities. The item **other assets** more than doubled to reach € 4.5 bn on account of a significant increase in derivative financial instruments, which are carried at their fair values pursuant to IAS 39.

Liabilities and shareholders' equity

In 2001, **amounts owed to banks** contracted relative to the opening balance sheet for 2001 by € 2.1 bn or 4.2% to € 48.4 bn. This indicates (irrespective of the adjustments for the transfers in the opening balance sheet) that interbank business has played a less significant role after the bank was restructured.

Amounts owed to customers, on the other hand, increased by € 4.3 bn or 7.7% from the beginning of the year to reach € 60.0 bn, while **liabilities evidenced by certificates** declined markedly (– € 5.0 bn or –17.6% to € 23.2 bn;

Structure of assets
as at 31 December 2001: € 159.6 bn


Loans and advances to, and placements with, banks
Loans and advances to customers
Trading assets
Investments
Cash, property and equipment, intangible assets, other assets
Loan loss provisions (deduction)
in %
100
90
80
70
60
50
40
30
20
10
0
–10
26.7%
49.2%
8.6%
11.2%
6.4%
–2.1%
2001

Increase/decrease in assets in 2001
compared with the 2001 opening balance sheet


+/– € m
1.6%
–1.6%
46.9%
–10.9%
53.7%
21.0%
Total assets
+ € 4,587 m
+3.0%
–5,000
–3,000
–1,000
0
1,000
3,000
5,000

this compared with a € 2.1 bn rise in *subordinated capital evidenced by certificates* to € 7.2 bn). This development corresponded to market trends in 2001, which were characterised by a shift from securities-related investments to account-based deposits (sight and time deposits, savings deposits and special savings schemes). The level of primary funds (the sum of both the above items) remained more or less constant in 2001 and accounts for 52% of the balance sheet total.

Provisions are stated at € 3.3 bn in the 2001 balance sheet. Compared with the opening balance sheet this represents an increase of € 0.3 bn or 10.5%. Most of this amount (€ 2.6 bn) represented provisions for severance payments, pensions and similar obligations, which barely changed in the course of the year. Additions to provisions for deferred taxes were considerably higher than in the previous year.

Trading liabilities, which were in the previous year included under other liabilities, are shown as an individual item for the first time in the balance sheet as at 31 December 2001. The item comprises the negative fair values from derivative financial instruments in the trading book. A significant component in this regard are interest rate derivatives, which increased by € 2.2 bn to € 6.0 bn.

Other liabilities (€ 4.4 bn compared to € 3.0 bn in the previous year) at year-end 2001 for the first time also included negative fair values from banking book derivatives, as required by IAS 39.

Shareholders' equity of the Bank Austria Creditanstalt Group increased by € 260 m (5.6%) to € 4,875 m. Besides the inclusion of consolidated net income (€ 483 m) and after deducting the dividend distributed in the previous year (€ 116 m), this item reflected valuation effects which were directly recognised in shareholders' equity without affecting the bank's income (e.g. changes in the foreign currency translation reserve as well as remeasurement in accordance with IAS 39 in the course of the year).

Capital resources

The capital resources of the Bank Austria Creditanstalt Group are calculated in accordance with the Austrian Banking Act rules, which are based on the EU Capital Adequacy Directive. The changes within the group of consolidated companies which have already been referred to a number of times lowered the assessment basis as defined in the Austrian Banking Act and used for calculating capital requirements (banking book and market risk in the trading book), which in turn lowered the level of capital resources required to be held by the Group. The assessment basis according to the banking book fell by € 7.8 bn or 9.8% to € 72.0 bn. This was accompanied by a € 1.1 bn (13.5%) increase in net capital resources (Tier 1 and Tier 2), which consequently totalled € 9.3 bn, partly as a result of changes within the group of consolidated companies (temporary substantial additions of minority interests in Poland) and an increase in subordinated capital. As a result of these changes in the numerator and the denominator used for the calculation of capital ratios, the Tier 1 capital ratio improved from 6.12% to 7.78% and the total capital ratio from 10.30% to 12.95%. These capital ratios will again approach the level of the previous year after the final technical transfers have been carried out.

Events after the balance sheet date

An event took place between 1 January 2002 and 11 March 2002 which should be mentioned here in view of its significance for the appraisal of our Group by users of this annual report: in the above period the Group acquired a majority interest in Croatia's Splitska Banka (7% market share). The legal formalities of this transaction will probably be concluded in the second quarter of 2002.

Structure of liabilities and shareholders' equity
as at 31 December 2001: € 159.6 bn

Increase/decrease in liabilities and shareholders' equity in 2001
compared with the 2001 opening balance sheet



Amounts owed to banks
Amounts owed to customers
Liabilities evidenced by certificates
Other liabilities and provisions (including trading liabilities)
Shareholders' equity, subordinated capital, minority interests
in %
100
90
80
70
60
50
40
30
20
10
0
30.3%
37.6%
14.5%
9.3%
8.3%
2001
+/- € m
Balance sheet total + € 4,587 m. +3.0%
-4.2%
7.7%
-17.6%
48.6%
23.1%
-5,000
-3,000
-1,000
0
1,000
3,000
5,000

Outlook

The economic environment in 2002, in average terms for the year, will improve only negligibly over 2001. However, one important difference is that the global economy is now experiencing a distinct upward trend in the U-shaped cycle. The phase of declining growth in our core markets seems to have come to an end in the first quarter of 2002. Recovery will nonetheless be only moderate. Although the US economy, as the pacesetter, showed signs of renewed growth at the turn of the year, this will not suffice for a sustained turnaround. It will take longer for corporate profits to return to their previous levels, and overcapacity is preventing the investment cycle from kicking off. The hopes of the equity markets, which are already anticipating the upturn, may therefore again be disappointed in the course of the first half of 2002. However, US interest rates are likely to be raised soon, returning to normal from exceptionally low levels.

The economy of the euro zone will follow suit with a time-lag of several months. As interest rates in Europe fell more slowly, the upward trend in rates will also be modest in view of the moderate pace of economic recovery in 2002. This is also reflected by declining rates of inflation. Under the influence of stock market sentiment, long-term interest rates are likely to show a volatile sideward drift. After a slight rise in short-term interest rates, the yield curve will probably later flatten, with yields at the long end fluctuating in the region of 5%.

Selected growth figures:
real GDP growth in %

	2001	2002
US	1.2	2.0
Japan	−1.0	−1.5
Euro zone	1.5	1.1
CEE 5	2.1	1.9
South-East Europe	4.6	2.6
Austria	**2001**	**2002**
GDP growth	1.1	1.3
Private consumption	1.4	1.4
Investment in equipment	1.5	1.9
Investment in construction	−2.2	−1.3
Exports in a broader sense	4.4	3.3
Imports in a broader sense	3.9	3.0
CEE countries	**2001**	**2002**
Poland	1.1	0.8
Czech Republic	3.3	3.0
Hungary	3.8	3.6
Slovakia	3.0	2.5
Slovenia	3.2	2.9
Bulgaria	4.3	2.8
Croatia	4.1	2.8
Romania	4.9	2.5

In this environment, the performance of the Austrian economy will not be much better than in 2001. Foreign trade and investment will be unable to provide any significant impetus for growth. Public-sector budgets are likely to continue to restrict economic growth, and investment in construction will continue to decline. Private consumption is buoyed by an improvement in real incomes due to a lower rate of inflation, but the employment situation will only provide sufficient scope for disproportionately low growth of consumer spending notwithstanding a further slight decline in the savings ratio.

Austria will follow the moderate upturn of the global economy. CEE countries grow at an above-average rate

Amongst the CEE countries, Poland will have to make an additional effort to catch up with its structural adjustments and to put its public finances in order following the strong growth rates of recent years. GDP growth, which has shrunk from an average of over 5% in the period 1993–2000 to 1.1% in 2001, will remain at a moderate level in 2002. Hungary, the Czech Republic, Slovakia and Slovenia, on the other hand, can expect favourable economic developments in 2002. The south-eastern European countries, which grew at a disproportionately strong 4.6% in 2001, will have the strongest growth rates in Europe in the next few years. The construction, or in some cases reconstruction, of the economy is likely to result in sustained economic growth.

Little stimulus from the economic environment but well positioned in the growth segments of the banking sector

In 2002, the Bank Austria Creditanstalt Group cannot expect any significant impetus from the economic and monetary environment. But the Group has already taken all the structural decisions and can benefit – in both Austria and Central and Eastern Europe – from the long-term upward trends in the strongly performing market segments and regions for which it is now very well positioned.

Austria: increasing profitability in the saturated banking market

In Austria, demand for credit is likely to continue to expand at the moderate rate of the previous year. And deposit-taking business is in particular dampened by the decline in the savings ratio. Similarly, the aforementioned developments in interest rates will barely help to boost profits. For this reason, the successful conclusion of the integration process (the "Bank zum Erfolg" project) and the related synergies achieved in regard to earnings and costs play a decisive role for increasing revenue in domestic business. We are also assuming that the Group's earnings will be improved by a lower net charge for losses on loans and advances, partly on account of more favourable economic conditions and partly because the measures taken in 2001 (risk-conscious lending policy, subsequent collateral, syndications, active portfolio management) are beginning to take effect. There are signs of a more buoyant turnover in securities, which will appreciably boost net fee and commission income. It is hoped that the Group will in 2002 succeed in matching the outstanding results from trading activities achieved in the past year.

CEE: operating with new structures in a promising growth market

Exceptional opportunities are also provided by structural change. The accession process is making significant progress in Central and Eastern Europe. Based on the prospect of a fixed date for accession, we expect that real and monetary convergence will receive a decisive impetus. We anticipate an appreciable increase in revenue on this core market in the first year with our new structure. The promotion of capital market-related corporate finance products will be supported by the adjustment of corporate finance activities to the banks' risk-conscious lending policy. Private pension planning for retail customers and pension schemes for the corporate sector provide significant opportunities for asset management business, from fund products to discretionary asset management.

Profit for 2002 expected to match previous years' levels and generated almost entirely by operating activities

In view of this mixed picture, operating revenues are expected to be in line with those of the past year. Despite the resources invested in strengthening our presence in the CEE countries, we assume that administrative expenses will remain unchanged or even decline slightly, so that the improvements in revenue – even if they are modest – can have a direct impact on operating profit. We expect the results for 2002 to match those of the two previous years. This could be considered a great achievement because – in connection with the realisation of the divestment policy – net income from investments will be much lower in 2002 than in 2000 and 2001. This means that profit will be generated largely by operating activities.


NAMESTAJA
PVC-STOLARIJE



BELGRADE




EINBAHN

VIENNA

Private Customers and Professionals

The Domestic Private Customers and Professionals division was faced with unfavourable conditions in 2001, which is reflected in the results of this business segment. The changing economic environment particularly affects trends in retail business from one year to another. Revenue, with a return on equity of 19.1%, was satisfactory, seen against the background of difficult market conditions in the year under review. 2001 was also a year in which important decisions were taken. The integration of Bank Austria and Creditanstalt within the Private Customers and Professionals division has made very good progress, and the division has given its sales activities an even stronger customer orientation. The final, decisive step in this process was the "Bank zum Erfolg" project. Of all areas of the bank's operations, it is in this segment where the project is most visible and where it has the greatest impact. This opens up new business opportunities, which is especially important in a mature market such as Austria.

In 2001 the operating revenues generated by this segment contracted by 3.7% over the previous year (based on a comparison of the adjusted income statement for 2000, i.e. in this particular case including SKWB Schoellerbank). The decline in revenue is attributable exclusively to investment business. Net interest income fell by 5.8% to € 830 m. This reflects a narrowing of margins in line with general interest rate trends, although Bank Austria and Creditanstalt aligned their terms and conditions to the reference rate (which fell by 1 1/2 percentage points to its low point in November) early on. Financing business developed in a positive manner: more buoyant lending activity from the middle of the year was accompanied by an improvement in margins. After deducting the charge for losses on loans and advances (which declined and in this business segment accounted for only about 11% of net interest income), net interest income after credit risk totalled € 739 m (–5.7% over the previous year in the target structure).

2001 was one of the few years in which this interest-cyclical development was not offset by the opposing effects of the securities boom. The general disappointment of equity investors, coupled with the period of uncertainty in September, led to a slump in securities turnover. As a result, net fee and commission income (€ 446 m) fell below target and below the figures of the previous year (– € 32 m or –6.5%), although earnings from services rose slightly.

Costs remained under control in 2001. This did not prevent an increase in general administrative expenses (+4.6%) as a result of a higher portion of overhead costs that were assigned to the division following changes to the internal cost allocation key. Overall, the Domestic Private Customers and Professionals division, to which 13% of the bank's equity was allocated in 2001, accounted for almost one fifth of the bank's total results (one quarter of total results in the previous year).

Key figures – Domestic Private *Customers and Professionals*

€ m	2001	2000[1]	Change in %
Net interest income	830	881	–5.8%
Losses on loans and advances	–91	–97	–6.4%
Net fee and commission income	446	478	–6.5%
Net trading result	2	7	–67.2%
General administrative expenses	–1,102	–1,053	4.6%
Balance of other operating income/expenses	29	–7	n.a.
Operating profit	114	207	–43.7%
Net income from investments	6	4	n.a.
Balance of other income/expenses	0	–2	n.a.
Amortisation of goodwill	–2	–5	n.a.
Net income before taxes	118	199	–41.0%
Share of Group total	18%	25%	
Risk-weighted assets (average – Austrian Banking Act)	11,390	11,459	–0.6%
Equity (average)	615	619	
Share of Group total	13%	14%	
ROE before taxes	19.1%	32.2%	
Cost/income ratio	84.3%	77.6%	

1) restated on a pro-forma basis to reflect the target structure

Customer groups and marketing

"Bank zum Erfolg" project ensures greater efficiency for customers through synergies within the bank

The preparations for integrating the Domestic Private Customers and Professionals divisions of Bank Austria and Creditanstalt are proceeding at full steam following the decision taken to this effect in May 2001. The decision was taken with a view to further improving the quality of services offered to the customers of both banks by creating more efficient internal procedures and by speeding up the decision-making process. The improved services should then be reflected in a compatible range of products and in a regional presence throughout Austria, whilst continuing to provide customers with personal advisory services throughout this process.

Joint Group functions were already created before the launching of the "Bank zum Erfolg" project through the integration of the respective sales coordination, sales management, marketing and product management units. The integration process will also eliminate existing overlaps in back-office operations, i.e. areas with no direct customer contact, and will accelerate internal procedures, resulting in significant cost savings.

Management structures have been standardised and streamlined, and emphasise entrepreneurial responsibility

The number of regional offices in Austria was reduced from 27 to 10, of which four are responsible for Vienna and six for the federal provinces, where they are also located. The two-brand strategy will continue to be used for the respective branch offices of Bank Austria and Creditanstalt until the two companies have been fully integrated into Bank Austria Creditanstalt AG.

Offensive strategy in Austria's federal provinces

"Bank Austria Creditanstalt" will pursue a clear offensive strategy over the next three to five years, and it will in particular strengthen its presence in the federal provinces. Building on its outstanding market position and customer base, the bank will focus on growth in the selected target groups of wealthy clients and high net worth individuals, and in the segment of self-employed persons and those working in the professions.

Range of products geared to meet customer needs.
Synergies for the bank

The declared goal of product policy is to establish a single catalogue of efficient and attractive core products. This policy involves combining the strengths of both brand names in order to offer all customers, whether from Creditanstalt or Bank Austria, the entire range of products and services. We will streamline all our products and the related procedures, a classic example of how to take advantage of synergies. The future catalogue of core products has the clear objective of making available to our customers quickly, efficiently and in an individualised manner those products for which there is strong demand.

Our strategic considerations are generally based on customer needs. It is ultimately the customer who decides which products he needs and how he settles his banking transactions. Whether it is advisory-intensive services or standard products which are required, our customer relations activities focus on a high level of competence and high quality for meeting customer needs. Since we are committed to providing high-grade services, every customer is important to us. However, high-quality products and advisory services have their calculated, appropriate price.

The alternative sales methods implemented through the multi-channel strategy are not to be seen as competing with the branch offices, but rather as perfectly complementing these units. The strategy is based on the idea that each customer is given the choice of different sales channels for his specific needs. While he is more likely to use alternative sales channels for simple, standard services, he will probably take advantage of the bank's personal advisory services to help him with more complex issues. The Group is already the undisputed market leader in Austria in the area of online banking.

Integrated sales strategy geared to meeting customer needs

Through the intelligent use of all sales channels we are in a position to meet all the needs of our customers with a modern multi-channel strategy. This integrated sales channel approach combines the strengths of the branch network with the possibilities of new alternative sales channels (mobile sales) and innovative e-banking products (online banking). The coordination of the individual sales channels to most effectively meet customer needs represents an important focus of our sales strategy.

Market position

In Austria, the Bank-Austria Creditanstalt Group claims a share of about 18% in the retail banking segment. The Group's share is particularly strong in the larger cities, especially Vienna, where, in average terms, every second banking customer banks with a company of our Group. Our market share in the federal provinces is about 9%, almost half the Group's average for the whole of Austria. We want to increase this share to at least 15% by 2005 by focusing on strategic target groups.

We already introduced our customers and the market to the future common brand name in 2001. This was underlined by the first joint product campaign entitled "Securities Plan", where both banks had a uniform appearance. Only the logos indicated that there were still two brand names. In this way a high level of identification was achieved amongst both customers and employees. The first major joint financing campaign in February 2002 was implemented on the same lines. We prepared, for the first time, a joint central marketing plan for 2002, and for our sales operations we specified joint market objectives.

Retail banking

Customer structures of Bank Austria and Creditanstalt largely complement one another

The customer structures of Bank Austria and Creditanstalt complement one another very well in this segment. As there are few overlaps, the initial conditions for integrating the two banks are favourable.

Uniform and measurable standards of quality that are applied to all regions, despite broadened competencies and responsibilities, ensure that the Domestic Private Customers and Professionals division operates as a homogeneous unit in Austria. The central marketing units support the planned expansion of the regional offices' standard business by providing them with the necessary expertise. The regional offices can flexibly access this expertise, in response to their customers' needs. In this way it will be possible to serve the regional markets more efficiently using favourably priced instruments which are specially created for use in the respective regions.

Target group marketing

Successful acquisition results in the youth and student segment

Based on target groups, activities in the Domestic Private Customers and Professionals division focused especially on the new generation of customers, i.e. young people and students. Although the share of young people as a percentage of total retail customers in Austria has declined by 1.4 percentage points to 7.1%, both Bank Austria and Creditanstalt succeeded in increasing the number of young people's accounts by 9.0% and 6.0%, respectively. Bank Austria and Creditanstalt claim a particularly large market share with regard to students. A main focus of our retail banking strategy is to encourage students to remain as customers with the bank when they look for jobs after graduating from school or university, and also once they have started their careers in the professions. Similarly, emphasis was also placed on protecting the Group's outstanding position in the market of the new generation of customers.

Target group: business customers, young entrepreneurs and the professions

As regards the professions, the Bank Austria Creditanstalt Group endeavoured to translate its acknowledged expertise into business success, to convert ancillary banking connections into principal banking relations, and to take advantage of existing potential by promoting cross-selling activities. Individual retirement planning and company pension planning are important issues for business customers and professionals. Bank Austria and Creditanstalt take this into account by offering customers appropriate solutions for the legal obligations to be assumed in this regard, such as severance payments, and voluntary measures, including supplementary pension planning for entrepreneurs, their families and their employees.

The Group also focused on assisting young entrepreneurs and people starting up companies in order to protect and further expand its share of younger customers in the business customer segment.

The Business Customer Management department, which was created at the end of 2001, supports the efforts to meet the needs of this customer group in terms of risk, return and products. We also want to fully exploit our potential in this segment.

In future years, the optimisation of tools to strengthen customer loyalty by making more use of electronic sales channels will represent an important element of our overall strategy. The main consideration is to ensure that customers are satisfied and remain loyal to the new combined bank in the longer term. An important tool in this regard is the professional handling of customer complaints. For this reason, the status of the teams handling complaints and quality management, two aspects which have always played a significant role in both banks, was upgraded at the beginning of 2002.

Feedback from the market: an indication of customer satisfaction and quality management

In 2001, about 70,000 retail customers were asked how satisfied they were with the services of Bank Austria or Creditanstalt. This measurement of customer satisfaction revealed a continued high scoring in the core criteria "overall satisfaction", "customer loyalty" and "recommended to other people". A high scoring for both banks also confirmed the key functions of customer advisers.

Customer needs and products in 2001

In 2001, the activities of the Private Customers and Professionals division, in accordance with the principle of meeting customer needs, focused on the following areas in regard to product development and product promotion:

Payments

The Bank Austria Creditanstalt Group's market share of payment transaction accounts remained constant at 18% in 2001. In preparing for the euro, the Group gave priority to encouraging customers to change to non-cash transactions. This was underlined with the promotion of payment transactions upon the issuance of introductory packages of euro coins, which showed the advantages of non-cash payments in concrete terms. With the gradual integration of IBAN (International Bank Account Number) and BIC (Bank Identifier Code) in the payment systems, the Group took an important step from the 4th quarter of 2001 onwards towards rationalising payments within Europe.

Promotion of non-cash payments. Technical standards created for further rationalisation

The use of eurocheques was discontinued in all partner countries in 2001. In the autumn of 2001 Bank Austria and Creditanstalt therefore exchanged 430,000 eurocheque cards for ATM cards or customer service cards with a Maestro function.

Greater customer loyalty through Club programmes and points systems

The range of accounts offered by both banks is supplemented by a Club programme and a points system, which, as customer loyalty tools, help to promote customer satisfaction. 175,000 customers are members of the Club Bank Austria or of Creditanstalt's Club Suxess. The latter was positioned as a champion product when it was introduced in 1997, and it has gained a substantial lead over its competitors. Club Suxess offers members numerous benefits for shopping, travel, sport, leisure activities, safety and finance.

In 2001, demand for Club Bank Austria facilities increased especially as the result of an expansion of Internet ticketing services. "The best ticket at the best price" is available from http://www.clubticket.at and also from a growing number of other Internet addresses. Club Bank Austria members are automatically offered tickets at reduced rates for about 4,000 events.

24 hour banking / new media

The Group lost no time in expanding its self-service banking facilities in 2001. At present, more than three quarters of all Bank Austria and Creditanstalt branches offer round-the-clock access to indoor ATMs, account statement printers, ATM card recharge facilities, transfer boxes, and in some cases customer Internet terminals.

Above-average use of the Internet



In %
70
60
50
40
30
20
10
0
53%
47%
63%
60%
Austrians (over 14 years)
Bank Austria Creditanstalt customers

Availability

Internet users

Source: Austrian Internet Monitor (AIM)

Online customers of the Bank Austria Creditanstalt Group (chart on the right)

Online banking grows strongly



300,000
250,000
200,000
150,000
100,000
50,000
0
277,500
95
96
97
98
99
00
01

The new media are finding growing acceptance by all customer groups. Bank Austria and Creditanstalt therefore continued to pursue their Internet strategy in 2001. By the end of 2001, our Group was already catering to the needs of about 280,000 customers with its Online Banking/CA-B@nking services, which is 55% up on the previous year.

The annual targets were easily surpassed. Bank Austria Creditanstalt are the clear market leaders based on the number of online banking users as a percentage of total customers. The number of accounts dedicated to online banking is growing by about 9,500 each month.

An average 350,000 transfers are carried out online each month, which make this the most frequently used service apart from requests for account balance information. Approximately 6,000 securities orders are processed via the Internet each month, the bank's WAP gateway is accessed about 5,000 times, while SMS was used about 6,000 times to obtain information on an account. Besides new customers, the core potential for increasing the use of online banking is found within those customers who are already using the Internet but do not yet settle their banking transactions via the Internet. No less than 7% of Bank Austria Creditanstalt customers intend to open an online banking account within the next three months.

Young people and students, in particular, are open to the new media. Virtually all students have access to the Internet, 47% use the Internet almost every day compared with 28% of retail customers. Young people and students are therefore the main target group for online banking. It is planned to increase the usage of online banking by young people from 14% in 2001 to 17% in 2002.

The multi-channel approach was also broadened for the Group's securities business. The CA-DiscountBroker and Bank Austria's Online Tr@der both succeeded in achieving satisfactory growth in a difficult environment.

In the multi-channel approach, customers themselves determine the mix of electronic banking and personal contact with branch employees

The number of telephone banking users and their use of these services remained almost unchanged. At the end of 2001, about 176,000 customers used BA-Kontofon or CA-TelefonService.

Preparations for the integration of the two online banking systems commenced in the last few months of 2001. The services of both banks will be available to all customers when both banks are integrated in August 2002, whilst preserving the traditional high quality of these services.

Personal customer service in the branch offices will remain the most important contact with customers despite these new, additional sales channels.

Credit cards

Bank Austria and Creditanstalt are the Austrian market leaders in the field of credit cards.
The VISA credit card has been supplemented by a debit card

In Austria, Bank Austria Creditanstalt is also the leader in the field of credit cards. As at year-end 2001, both banks had issued about 452,000 VISA cards and about 64,000 Diners Club cards, the two credit cards most strongly promoted by the Group. The market share of VISA cards in Austria amounted to 53%, and the market share of Diners Club cards to some 40%.

In November, VISA for the first time issued a debit card in Austria, the VISA Electron card, within the framework of a pilot project. The card was offered to 100,000 customers free of charge for one year. More than one fifth of these customers requested after only two months that their card (i.e. the PIN code) be authorised for use. It is to be used separately from the VISA credit card and the holder can withdraw cash from all cash dispensers in Austria free of charge, and from over 700,000 ATMs worldwide. The VISA Electron card can also be used to pay at online POS terminals.

Shift to more sophisticated investment products

Deposits and changes in safe-custody accounts maintained with the Bank Austria Creditanstalt Group (including changes in value)



Total amount at year-end 2001: € 42.2 bn
(excluding sight deposits: € 36.6 bn)
Changes 2000/2001
€ m
€ m
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
2001
–1,200
–800
–400
0
200
400
600
800
Bank Austria Creditanstalt mutual funds, Wohnbaubank bonds, real estate funds/shares
Own bonds
Direct investments in shares, bonds and third-party funds
"Erfolgssparbuch" with a one-time payment/"Kapitalsparbuch"
Savings cards
Savings books
Time deposits

Private financings

As in the previous year, financing activities focused on building and residential living. At the beginning of March 2001, Bank Austria launched a campaign entitled "Assistance of up to ATS 5,000", which offered customers a credit bonus. The campaign in particular stressed unbureaucratic solutions to meet individual financing needs. The successful lending campaign was repeated in late autumn. Creditanstalt's financing initiative took place in line with the slogan "I have a Vario loan – whoever has it can only recommend it". The purpose of this initiative was to draw attention to a very attractive initial interest rate and to the possibility of choosing between schilling/euro and a foreign currency – an exclusive offer of Creditanstalt. In the area of financing business for automobiles, the campaign "Full tank" supported market activities that focused on leasing offers for retail customers.

Lending initiatives and unbureaucratic procedures support new lending business despite weak economic growth

The sluggish economy limited growth in the market for personal loans, which expanded at only a moderate rate. The volume of new business denominated in both euro and foreign currency nonetheless remained at a very high level notwithstanding the events of 11 September. In October 2001 the volume of euro and foreign currency-denominated loans even increased significantly, relative to the average for the year. Lower refinancing costs paved the way for a continuous improvement in margins in foreign currency-denominated business towards the end of the year, while the margins generated through euro-denominated loans improved considerably.

Savings/investments

A larger number of interest rate cuts in the wake of measures taken by the ECB led to a decline in the volume of savings deposits in the first half of the year, a trend which was however halted beginning in the third quarter. The situation stabilised largely as a result of the success of the savings cards, the "Erfolgssparbuch" with a one-time payment and the "Kapitalsparbuch".

Both banks continued to pursue the successful strategy of offering a promotional product for the duration of three months. The euro bonus savings book (with a one-time payment), which has been promoted since the beginning of October 2001, was very well received by our customers. For the first time, a uniform savings product was therefore being marketed on World Savings Day. The volume of savings generated by this product exceeded € 310 m by the end of the year.

Savings deposits stabilised through savings cards and capital savings programmes

The shift to electronic savings cards (PlusCard at Bank Austria and ErfolgsCard at Creditanstalt) continued unabated in 2001. The number of cards had increased by 50,440 (up by 16.5%) by the end of 2001. Total funds invested with these cards amounted to € 1.53 bn, a strong rise of 21.6%.

The successful cooperation with sBausparkasse and Wüstenrot will be continued

In 2001, the Group concluded approximately 79,000 new contracts for building society savings schemes, an increase of 6% on the previous year's figure. The sBausparkasse building society accounted for about two thirds of this figure, and Wüstenrot for about one third. The successful cooperations will be continued.

"Allfinanz" has become a common feature of the Bank Austria Creditanstalt Group

Commission income from the referral of insurance business in connection with CA-Versicherung and UNION-Versicherung increased significantly in the year under review. Creditanstalt's activities focused on the "Sicherheitspaket" (a product serving as loan collateral) and on fund-linked life insurance policies; the latter were promoted especially by the guarantee product "GlobalGarant". At Bank Austria the focus was on classic life insurance policies and on the "Joker" products, which combine the concept of capital accumulation with insurance and a lottery element.

Attractive incentives for securities savings programmes

Securities Plan and fund guarantee products

Of the securities-related products offered to customers, the Securities Plan, which Bank Austria took over from Creditanstalt in 2001, and fund guarantee products proved to be a resounding success. The main purpose of the Securities Plan is to induce new customer groups to invest in securities, and to strengthen our image as an innovative bank for investments and retirement planning. The Securities Plan will play a key role in the implementation of a core objective in the next few years, namely to substantially increase the share of security holders amongst the bank's existing customers.

The characteristics of this product, which is unique in Austria, are perfectly described by the slogan "as profitable as a fund, as simple as a savings book". Under the Securities Plan, arrangements can be made for funds to be saved, and withdrawals to be made, at regular intervals. Overall, Bank Austria and Creditanstalt customers have already concluded more than 130,000 Securities Plans. In 2001, the Bank Austria Creditanstalt Wohnbankplan, which invests only in Wohnbank bonds, in particular captured the attention of customers who show preference for conservative investments. A volume of € 105 m was placed in 2001 alone.

Wohnbank bonds and capital guarantees are particularly attractive in a difficult stock market environment

Demand for Wohnbank bonds, which offer a tax incentive, was generally stronger in 2001, a difficult year for stock markets. At the end of the third quarter CA Wohnbank AG and BA Wohnbaubank AG were merged to form BA/CA-Wohnbaubank AG, and the first very successful common bond issue was launched beginning 1 October 2001. The sales volume of € 317 m (including the Wohnbankplan) that was achieved jointly by both banks underlined the Group's leading role in the market.

The Bank Austria Group succeeded in placing a volume of € 930 m with forty-six own issues (including private placements) in 2001.

Amidst the harsh global stock market climate, there was strong demand for the two fund guarantee products "Capital Invest-Garantie Basket" (offered by Bank Austria) and "GlobalGarant" (offered by Creditanstalt), which both took into account the greater needs of securities investors for safety.

New forms of standardised asset management

The "CA-InvestmentProgramm" was rated as the undisputed "best performer" in 2001 by the Austrian business journal "trend". This standardised asset management service is based on a balanced mix of investment forms with a view to achieving medium to long term capital growth. This product will also be available to Bank Austria customers as from 2002.

Regional BANK*PRIVAT* investment advisory services

The objective of the Bank Austria Creditanstalt Group is to provide a comprehensive range of on-site customer services. This means meeting all the needs of customer groups with the Group's entire spectrum of products as close to the customer's domicile as possible. The strategy is used to offer private banking services to our top customers in Austria's federal provinces. Since the beginning of 2002, specially trained staff of BANK*PRIVAT* have been active as investment advisers whilst also offering all other services provided by BANK*PRIVAT*. The Group's local private banking services were very well received.

SKWB Schoellerbank

SKWB Schoellerbank was created in 1998 through the merger of Salzburger Kredit- und Wechsel-Bank (SKWB) with Schoellerbank. Founded in 1833, Schoellerbank always operated as a traditional private bank managed by its owner. SKWB, established in 1922, has only focused on private banking business since the beginning of the nineties, and is now acknowledged as an outstanding investment specialist.

SKWB Schoellerbank – the private bank for a broader clientele

The merger has created a new type of private bank in the Austrian market: private banks are normally only available to a small, exclusive group of clients. In most cases they are located in one place and their turnover potential is limited. SKWB Schoellerbank overcomes this limitation to growth by opening itself to a broader section of the general public. Its Austria-wide branch network and competent advisers, whose expertise ranges from providing initial information to the signing of a contract, enable the bank to provide a large number of customers with high-quality services. Furthermore, the bank engages in public relations activities to systematically address its target groups.

The Bank Austria Creditanstalt Group took over 100 per cent control of SKWB Schoellerbank from HypoVereinsbank as at 30 June 2001. The purpose of this transaction was to further expand and strengthen Bank Austria Creditanstalt's lead in the field of private banking. When the bank changed ownership it was also mutually decided that SKWB Schoellerbank should in future focus more strongly on its core business. For this reason, its financing activities for corporate and real estate customers were transferred to the parent company. SKWB Schoellerbank continues to operate as an independent bank authorised to offer all types of banking services. Its business activities focus on asset management, the provision of investment advisory services, and retirement planning. The main target groups are retail customers with a minimum investment potential of € 70,000, corporate customers, institutional customers and foundations with a minimum investment potential of € 1 m.

At year-end 2001 SKWB Schoellerbank looked after the needs of almost 33,900 customers, besides managing 22,150 savings accounts at 15 locations. The assets managed by the bank on behalf of its customers totalled about € 5.89 bn. Taking into account the business volume transferred to the Group and the resulting net income, profit from ordinary activities improved by some 3% over 2000 despite the difficult operating environment. The bank employed 467 persons as at 31 December 2001.

SKWB Schoellerbank is planning to further increase its market share in 2002; the emphasis will be on asset management services and on financial planning, an innovative advisory approach of the bank.

Shares versus bonds

Gains/losses in value over previous year, in per cent



25
20
15
10
5
0
-5
-10
-15
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
Fixed-income securities, as average of all maturities (SSB World Bond Index, total return, €)
Global equity markets (MSCI World Index, total return)

Asset Management

In conformity with the structure of the HVB Group's corporate divisions, the Asset Management business segment is presented separately in this report for the first time. In the previous year, asset management activities were included in the Private Customers and Professionals segment.

Asset Management essentially comprises the operations of AMG, Capital Invest and Ringturm KAG as well as BANK*PRIVAT*. Also included are the specialised asset management subsidiaries based overseas, which have a strong influence on segment results by contributing substantial profits from trading activities. In Austria, asset management products are sold through bank branches to a large extent. For this reason some 80% of the value added by Asset Management is generated at the bank's sales units and is reported as part of their results.

In 2001, the business segment defined in this way substantially increased its contribution to overall results: net income before taxes almost tripled, from € 12 m to € 34 m. On the basis of the – typically – low amount of capital allocated to the Asset Management segment, the pre-tax ROE for 2001 was 32.6% (after 19.4% in the previous year). On the income side, net fee and commission income rose by 25.1% to € 27 m. The increase reflects successful sales activities – despite the fact that 2001 was a difficult year for stock markets – and the strong management performance of Asset Management units, although this success is only partly recorded by the units themselves according to the above-mentioned profit sharing arrangements. The net trading result increased to € 66 m; this contrasted with structurally negative net income from investments. Both items were strongly influenced by offshore units, which are an instrument used by any international bank.

Key figures – Asset Management

€ m	2001	2000[1]	Change in %
Net interest income	7	25	– 73.4%
Losses on loans and advances	0	0	
Net fee and commission income	27	22	25.1%
Net trading result	66	17	>100%
General administrative expenses	–53	–35	51.2%
Balance of other operating income/expenses	0	0	
Operating profit	47	28	67.8%
Net income from investments	–13	–16	–18.2%
Balance of other income/expenses	0	0	
Amortisation of goodwill	0	0	
Net income before taxes	34	12	>100%
Share of Group total	5%	2%	
Risk-weighted assets (average – Austrian Banking Act)	1,936	1,161	66.7%
Equity (average)	105	63	
Share of Group total	2%	1%	
ROE before taxes	32.6%	19.4%	
Cost/income ratio	53.3%	55.9%	

1) restated on a pro-forma basis to reflect the target structure

Capital Invest with a streamlined range of products and newly-launched funds

Product range standardised and streamlined: positioning and branding successfully completed

In the first six months of 2001, Capital Invest made intensive efforts to position its product offering even more effectively. The company streamlined its range of products and introduced uniform branding. These measures ensure that Capital Invest is well-placed to operate successfully as competition in the mutual funds business intensifies.

To achieve these objectives, Capital Invest created a standardised layout for all its publications and, in May 2001, renamed the publicly traded mutual funds managed by the company. The fund names now have three components: the "prefix" Capital Invest; the name of the region, industry or currency in which the fund is predominantly invested; and the term "stock", "bond" or "mix" to indicate the

Trend towards new sector funds; products for risk-averse investors

fund category. This has enhanced the informative value of fund names; at the same time, it is now easier for investors to recognise and find specific funds in price lists and rankings. Remaining duplications in the range of mutual fund products have been eliminated by combining the respective funds.

In June 2001, Capital Invest expanded the range of its successful sector funds by launching "Capital Invest Energy Stock", an equity fund investing in the most attractive energy stocks worldwide. The fund invests in traditional energy stocks (about 70%) and in equities from the "renewable energies" segment. Renewable energies are thought to have particularly large growth potential.

Capital Invest Trend Bond, a bond fund launched for more risk-averse investors, is managed in line with an innovative strategy developed by Capital Invest. This fund offers investors significantly better opportunities to make profits during favourable market phases, while reducing risk during periods marked by less favourable developments. In response to many investors' increasing preference for security, Capital Invest Garantie Basket 12/2007 was launched in November 2001; this is a mixed fund of funds with a capital guarantee provided by Bank Austria which for investors eliminates the risk of capital loss at the end of the investment period. Overall, the three newly launched funds reached a total volume of € 93.9 m at year-end 2001, despite the very difficult stock market environment.

Higher risk tolerance for Capital Invest mutual funds



% of overall fund volume
100
80
60
40
20
0
36%
47%
1996
2001
Breakdown by investment category
Equity funds
Mixed funds
Bond funds
Money market funds

At the end of 2001, Capital Invest's market share was 17.48%; the combined volume of mutual funds managed by the company totalled € 15.27 bn. Despite the very difficult environment for mutual fund business in 2001, Capital Invest maintained its market position both in publicly-traded funds (third place) and in funds for large investors (second place). The terrorist attacks on 11 September gave rise to fears of massive outflows from mutual funds; these fears proved to be unfounded.

Asset Management Gesellschaft (AMG)

AMG is the asset management company of the Bank Austria Creditanstalt Group. It specialises in the following financial services: asset management, fund management, capital-guaranteed asset management, brokerage, research, and specialist products. In addition, AMG performs important Group functions in the securities business (sales support, product management, product development, own issues, CEE, securities-related tax and legal issues as well as reporting). Moreover, AMG makes available the performance evaluation programme for all securities accounts in respect of which asset management services are performed.

2001 was a year of continued growth for AMG. In an environment marked by strong competition and very difficult market conditions, the company's market position was further strengthened. At the end of 2001, assets under AMG's management totalled € 2.1 bn. The decline of 4.9% compared with the end of the previous year is to be seen against the background of partly massive setbacks on international stock markets (losses of major indices in 2001: S&P 500: –13.0%; DAX 30: –19.8%; FTSE 100: –16.2%; Nikkei 225: –23.5%; Nasdaq Comp.: –21.1%; Nemax 50: –59.9%).

Master Fonds, Bank Austria's funds of funds managed by AMG, made very good progress. Despite unfavourable trends in international stock markets in two successive years, fund volume rose to € 618 m (+17.8%). At the end of 2001, the total volume of funds of funds managed by AMG (publicly-traded and special funds of funds) reached about € 910 m, an increase of 11.6% over a year earlier. On 3 September 2001, three regional funds (MasterFonds Europe, America and Japan) were launched. These funds are exclusively invested in equity funds focusing on the respective regions. Four months after launch, the total volume of these funds was about € 12.9 m. AMG has thus opened up major new potential for the future.

€ 20.3 bn under management


AMG 10%
SKWB-Invest 9%
Ringturm KAG 12%
Capital Invest 69%

Individualised asset management activities for private and institutional customers were affected by the general weakness of stock markets. Products backed by capital guarantees were again well received in the market in the previous year, not least because a larger number of investors showed a greater preference for security. The capital-guarantee product launched by Bank Austria in the previous year and managed by AMG was placed successfully.

BANK*PRIVAT*

BANK*PRIVAT* AG is the private banking unit of the Bank Austria Creditanstalt Group. It commenced operations on 2 May 2000 and is the Group's specialist in the areas of comprehensive investment advice and private banking services for the top segment of private customers. In a difficult market environment, BANK*PRIVAT* succeeded in increasing customer assets under management in 2001 by almost 20% to over € 3 bn.

Private banking services backed by a large bank

The success of BANK*PRIVAT*'s strategy is confirmed by the only European private banking study for 2000/2001. The study was conducted by Pricewaterhouse-Coopers and included the Austrian market for the first time in the reporting year. In meeting the specific needs of high net worth individuals, BANK*PRIVAT* is backed by the required level of security offered by the Bank Austria Creditanstalt Group. At the same time, BANK*PRIVAT* enjoys the independence and flexibility – in terms of advisory philosophy and selection of products – that are characteristic features of a private banking operation.

Based on the high level of acceptance, BANK*PRIVAT* prepared the regional expansion of its business model: since 1 January 2002, specially trained private bankers have offered BANK*PRIVAT*'s investment advisory services also in Austrian regions outside the Vienna area.

BANK*PRIVAT* Family Office offers expertise in structuring family assets over generations

Major activities in 2001 included the expansion of BANK*PRIVAT*'s Family Office, an entirely new concept for Austria. This unit adds value especially by providing support in the long-term structuring of family assets while taking legal and tax issues into account. In these activities, BANK*PRIVAT* uses networks of highly qualified internal and international specialists. Activities outside Austria focus on CEE.

Outlook

The Asset Management division will continue to pursue its strategy in 2002. At the product level, this means focusing on those investment alternatives which are also suitable in times of stock market uncertainty and for investors whose buying decisions are primarily based on market sentiment. Such investment products include structured products backed by capital guarantees and cash-or-share bonds, which are issued in close cooperation with HVB to increase the placement volume, or the Master Fonds and attractive theme funds managed by Capital Invest. After the successful branding policy pursued in the previous year, which involved the uniform branding and streamlining of the product range, Asset Management is now ready for the merger of Bank Austria and Creditanstalt with a homogeneous product offering.

Corporate Customers

The Bank Austria Creditanstalt Group succeeded in increasing its gross revenues from domestic corporate customer business. At the same time, the Group achieved significant cost reductions and developed an efficient sales organisation. On the other hand, this business segment had to bear the brunt of the drastic deterioration in credit quality – a negative side-effect of its high market share. Overall, net income contracted significantly in 2001 despite the operative successes, mostly on account of unforeseeable major insolvencies.

In 2001, net interest income improved by € 60 m or 8.2% to € 787 m – all figures indicating changes are based on a comparison with the income statement of the previous year after being adjusted for changes to the group of consolidated companies ("target structure"). As volume stagnated, this was, on the lending side, to be attributed to slightly better profit margins relative to the reference rate. This positive development for the first time reflects efforts to match the terms and conditions for loans with customers' individual creditworthiness and the expected risk. On the liabilities side, the volume of deposits expanded slightly, while margins continued to come under pressure in 2001.

The decline of net fee and commission income by € 25 m (8.1%) to € 288 m in 2001 is to be seen against a background of the bearish stock market, a fall in capital market transactions and the impact on the primary markets. Income from corporate services improved, however. In view of the difficult conditions in 2001, the 3.5% increase in operating revenues (net interest income, net fee and commission income and net trading result) is no mean achievement.

General administrative expenses in this segment were reduced by € 89 m or 14.7% to € 516 m in 2001. Besides strict cost management, this was the result of synergies: international corporate customer activities were conducted jointly by Bank Austria and Creditanstalt from the very outset, and in Austria the corporate customer services offered within the framework of the two-brand strategy were already being supported by common management, settlement and administrative structures.

Operative successes veiled by developments in credit risk

On account of the higher net charge for losses on loans and advances – it burdened the 2001 income statement with € 491 m (an increase of € 196 m or two thirds more than in the previous year pursuant to the target structure) – and a decline in net income from investments (– € 34 m to € 4 m), net income before taxes fell from € 205 m in the previous year to € 83 m in 2001. In view of the high percentage of committed equity capital (38% of total committed equity capital is allocated to the Corporate Customers segment), the return on equity contracted from 11.8% to 4.6%. Without a deterioration in credit risk, the return on equity

Key figures – Domestic Corporate Customers

€ m	2001	2000[1]	Change in %
Net interest income	787	728	8.2%
Losses on loans and advances	–491	–295	66.6%
Net fee and commission income	288	313	–8.1%
Net trading result	1	0	
General administrative expenses	–516	–605	–14.7%
Balance of other operating income/expenses	14	26	–46.7%
Operating profit	83	166	–50.4%
Net income from investments	4	37	–90.4%
Balance of other income/expenses	–2	1	
Amortisation of goodwill	–1	–1	2.3%
Net income before taxes	83	205	–59.2%
Share of Group total	13%	26%	
Risk-weighted assets (average – Austrian Banking Act)	33,675	35,094	–4.0%
Equity (average)	1,818	1,895	
Share of Group total	38%	42%	
ROE before taxes	4.6%	11.8%	
Cost/income ratio	47.3%	56.7%	

1) restated on a pro-forma basis to reflect the target structure

would have risen to 15%. The bank however views the acceptance of risk as an inherent component of results from lending business.

Business focus in 2001

Instruments of a credit policy appropriate to risk

Convergence of credit policy and advisory services

2001 was characterised by the bank's implementation of risk-adjusted pricing in its lending business. Prompted especially by the loan losses resulting from difficult economic conditions, and in anticipation of the revised capital adequacy framework for European banks (New Basel Capital Accord), the Bank Austria Creditanstalt Group took a number of measures to align interest income from lending business with credit risk. The risk-based margins policy was expanded at the beginning of 2002 to include the foreseeable implications of the New Basel Capital Accord.

Transparency in the rating system provides a better understanding for the banks' risk considerations and serves as an important guideline for customers

Other operational measures, including a very restrictive handling of agreed overdrafts and a rigorous policy of requesting subsequent collateral for existing unsecured portions of a loan and limiting future unsecured portions, have already been implemented. Generally, the bank aims to pursue a restrictive credit policy in the latent risk rating categories C and D whilst increasing its portfolio weighting in the top A/B rating segment. The transparency of the rating system will also help customers to understand their terms and conditions, and encourage them to seek a good rating.

Refined methods for analysis and active portfolio management, with recourse to the secondary market

The Bank Austria Creditanstalt Group had already reorganised the approval authority for loans in line with the two-signatures principle and in close cooperation with the central credit risk management unit at the beginning of last year (cf. Risk Report on page 179ff). The analytical processes, already used by the bank for many years, were refined and expanded by the bank's central risk management unit and the Accounting division, not only in anticipation of the New Basel Capital Accord. The database is continuously being updated and enlarged. Shifts in creditworthiness, whereby borrowers quickly move into poorer risk categories, are to be recognised at an early stage through a new system of indicators. In the future – aside from syndications in the lending process – the structuring of the Group exposure through portfolio management methods, with recourse to the secondary market and the use of hedging instruments, will play a much more important role in lending business.

A permanent rating process, resulting in a transparent credit terms policy, and the availment of a liquid secondary market by creditor banks point to a convergence of the credit and capital markets. The logic behind the acceptance of risks is the same. The Bank Austria Creditanstalt Group sees itself as a pioneer in this area in Austria.

Recognising and meeting customer needs

The most recent market survey confirms that the Bank Austria Creditanstalt Group has further improved the quality of its advisory services, the general quality of its products and services, and the level of support provided to customers. The Group has further strengthened its status as a bank of account for medium-sized enterprises, or as a bank with which they maintain very intensive business relations. This is even more the case with large companies. In both instances this was achieved especially through international services, whether this is in the form of foreign payments, export finance and cash management, or through structured financings, corporate finance and similar products.

We aim to offer decentralised customer services tailored to meet the needs of the respective market segment. The requirements differ greatly according to the companies' size. The bank has to take this into account with its offer of products and services and its sales channel mix in order to take advantage of the respective earnings potential. For this reason we are promoting the use of standardised products and the employment of the Internet in the segment of small and medium-sized enterprises. Besides helping the bank to operate more efficiently, this strategy also enables these companies to benefit through the faster and uncomplicated settlement of day-to-day business. More staff is then available to personally advise companies in important issues. Our decentralised approach also involves intensifying business operations in those of Austria's federal provinces where the Bank Austria Creditanstalt Group is still underrepresented.

Standardisation and use of electronic sales channels in day-to-day business have freed resources for the creation of value

In the segment of medium-sized and large companies, the broadening of the equity base and the achievement of an optimal financing structure – currently still underestimated – will become the most important issue aside from current business in the next few years. Structured packages made up of credit and capital market components, and special advisory services and analyses are particularly required in connection with the major events that characterise the life of a company: acquisitions, takeovers, partnerships, the financing of mega projects, venturing into foreign markets, the founding or spinning-off of subsidiaries, going public, etc. The Bank Austria Creditanstalt Group is taking this into account with its "integrated corporate finance approach". The approach combines the bank's knowledge of the company based on a long-standing business relationship, with the credit and capital market expertise of a major international bank. This means that investment banking facilities of this kind, which are normally only available for the mega deals of multinational corporations, can also be used by medium-sized corporations. In 2001, the Bank Austria Creditanstalt Group established teams comprising product experts and persons with responsibility for sales.

Integrated corporate finance approach for the special events in the life of a company

These teams identified the bank's corporate customers that could be offered corporate finance services, and they will actively address these customers.

In 2001, business activities also focused on establishing a network between companies in our core markets and in the HVB Group throughout the world. For this purpose we created Austrian/CEE Desks. International operations developed very successfully and benefited from the continued restructuring and acquisition activities of medium-sized corporations.

In view of corporate customers' increasing aversion to risk, we were in 2001 furthermore very successful in marketing our range of hedging and interest rate management tools in a volatile environment.

Expansion of market position, integration of Bank Austria and Creditanstalt

Market research results show that the Bank Austria Creditanstalt Group has substantially expanded its lead in the corporate customer segment since the beginning of the integration process. The share of customers for whom Bank Austria or Creditanstalt act as the principal bank of account has risen by 14% between 1996 and 2001 within the top 500 range, and by almost one-third among the top 2000 corporations.

Bank Austria and Creditanstalt have been gaining market shares in the corporate customer segment since their integration

The decision to integrate Bank Austria and Creditanstalt to form "Bank Austria Creditanstalt AG" has been very well received by the customers, but also by the employees of both banks. The Bank Austria Creditanstalt Group will therefore be

Bank Austria Creditanstalt Group: main bank of account for the Austrian business sector


Large companies
(> € 40 m) 86%
Medium-sized businesses
(€ 7–40 m) 70%
Small businesses
(€ 1.5–7 m) 44%

in a position to offer its customers transparent services with a creative and lean catalogue of products. Business activities already involve the use of proven products by both banks. For example, Creditanstalt's BusinessPlanner is being used at Bank Austria. Preparations are under way for the Austria-wide employment of the Bank Austria Environmental Loan at Creditanstalt.

Reorganisation and streamlining of the sales network in anticipation of the merger

The activities of the Corporate Customers division included the implementation of various integration measures in 2001 ahead of the merger of both banks. Customers which maintain business relationships with both banks ("shared customers") have been assigned one customer adviser through whom they can settle all their financial transactions. The sales structure was reorganised and streamlined, which has increased the overall efficiency of market operations. The Bank Austria Creditanstalt Group has reduced the number of regional offices from 24 to 11, a measure which has resulted in the creation of decentralised competence centres which operate close to the market. Through shorter decision-taking processes the Bank Austria Creditanstalt Group can meet customer needs more quickly and flexibly. The deployment of regional product specialists throughout the entire Group and credit risk management by decentralised credit departments make it possible to quickly support corporate customers in the region with professional services.

From sales-based thinking to a partnership with the customer

The Bank Austria Creditanstalt Group is stepping up the process of expanding the relationship management between bank and customer in a methodical fashion. We are developing our relationship to the customer into a genuine partnership. The most important components are the focused and quick recognition of customer needs, the provision of high-quality services tailored to meet precisely these needs, and maximum flexibility on the part of the customer adviser.

Comprehensive management via the balanced scorecard

Since 2001, the Bank Austria Creditanstalt Group has been working with the balanced scorecard management tool. The BSC supports management and staff at both the regional level and at the head offices so that the bank can meet its strategic goals (financial, customer, process and employee related goals) more efficiently, and to make the overall strategy of the business segment transparent for all concerned.

Product marketing

With regard to investments we issued Value Vision Protected Notes, a product which was fully in line with the trend towards alternative investment forms with a capital guarantee. The Notes also offer the opportunity to generate income in times when financial markets are doing poorly. "Company pension schemes" were a focus of marketing activities which continued to be successfully pursued in 2001.

In the next few months investment business will be decisively influenced by the planned amendments to Austrian legislation concerning severance payments.

Treasury business continued to develop positively in the year under review. In 2001, a marketing focus was interest rate risk management, with the purpose of taking account of the increasing concern about interest and exchange rate risk.

Last year saw continued demand for status reports from our business inquiry office, which also processed a particularly large number of requests for Letters of Reference. Letters of Reference and status reports are requested electronically, which saves time.

Electronic banking and financial management

BusinessLine

In the year under review, electronic banking activities included the installation of about 3000 BusinessLine software applications. Customers want not only classic electronic banking products, but also, in increasing measure, comprehensive advice regarding payment solutions ranging from the Internet to complex cash-pooling arrangements.

BusinessPlanner financial planning system

With BusinessPlanner, a software product for financial planning, the Bank Austria Creditanstalt Group last year succeeded in distinguishing itself from its competitors as there are no other financial service providers in the entire German-speaking area who offer their customers a fully integrated financial planning system.

Internet/BusinessNet

POP – "Partner Online Paying"

As Austria's largest banking group, we provided the operators of online shops with a new e-commerce payment system in 2001: POP – "Partner Online Paying". This will enable our Internet banking customers, who number about 300,000, to pay via the Internet and our corporate customers benefit from new business opportunities with potential online shoppers.

BusinessNet – the personalised Internet portal for corporate customers

In August 2001 we initiated the BusinessNet project, which will be implemented in the second half of 2002. The personalised BusinessNet Internet portal for corporate customers is a platform designed to meet customers' specific needs. The services and products offered by this software are characterised by three pillars: firstly, a joint platform for communication and documentation, a kind of virtual office as an initial contact point for diverse functional and hierarchy levels on the customer side. Customers can save time by settling their banking transactions such as payments via the second pillar – banking and product functions. The third pillar offers customers the possibility of assembling all the information from various sources which they need for their company or sector.

Public sector/municipalities

Our consistent efforts towards the implementation of terms and conditions appropriate to risk and market rates were unable to prevent a decline in volume in this customer segment in the first six months of the year, but this was more than offset by developments in the latter half of 2001. New business (financings) in the municipal sector totalled € 300 m, the largest volume achieved in Austria in recent years. For the first time, we succeeded in generating a significant volume of business in Upper Austria, a market where terms and conditions are hotly contested. Particular attention is also drawn to our financings of outsourced public-sector activities in Carinthia and Styria with a volume of some € 140 m.

We assumed a very important role in one of the most significant transactions undertaken by the public sector, which, with a volume of € 2.4 bn, involved the sale of residential construction subsidies and the investment of the proceeds by the province of Lower Austria. The bank acted as co-lead manager for the sale of the receivables via an asset-backed model and placed a volume of € 400 m. In addition, we won an asset management mandate, which was also for a volume of € 400 m.

Pushing ahead with innovative forms of financing in municipal-related activities

Structure of domestic corporate customers



€ bn
15
12
9
6
3
0
Large companies (turnover in excess of € 40 m)
Medium-sized companies (turnover € 7-40 m)
Small businesses (turnover € 1.5-7 m)
Foreign corporate customers
Residential construction
Municipalities/ public sector
Insurance companies
Other
Financing volume
Investments

Credit risks and size of companies
Corporate customers in Austria, excluding the public sector



in %
100
80
60
40
20
0
64%
36%
44%
56%
81%
19%
Share of total credit portfolio
Share of expected loss
Share of unexpected loss
Large companies:
– below-average loss probability (expected risk)
– high capital requirement for unexpected loss
Small and medium-sized enterprises:
– above-average expected risk
– lower unexpected risk (risk fluctuations)

Integrated corporate finance

The Bank Austria Creditanstalt Group has shown that its expertise gives it a competitive advantage in the area of structured financings and capital market-based solutions for companies in Austria. In 2001, this strength in the area of complex products was shaped as a strategy and marketed under the concept of "integrated corporate finance bank". This concept stands for a decentralised and customer-oriented interaction of a transaction-based investment banking approach and relationship banking.

Core products are project and acquisition financings, structured financings, introductions to the stock exchange, rating advisory services, mergers & acquisitions, syndications, private equity, asset-backed securities, and interest and exchange rate risk management.

This range of products is designed to provide comprehensive and active support to companies with an annual turnover of over € 40 m. Customers with an annual turnover of less than € 40 m are provided with services and products tailored to meet the specific needs of this customer group, with selective use being made of capital market solutions.

The fact that our strategy is on track is reflected in the successful business transactions and higher revenue generated in 2001. We provide innovative and compact customer services and advice. Demand for capital market-related corporate finance products, particularly from Austrian corporate customers, increased strongly. By offering structured credit products together with classic capital market products (bonds, ABS), we took full account of the trend toward comprehensive financing solutions.

Bank Austria Creditanstalt private equity

Recourse to private equity, venture capital and mezzanine financings to alleviate the shortage of equity capital

Equity capital financings (private equity, venture capital) and mezzanine financings will increase in significance, partly on account of the planned revision of the capital adequacy requirements for European banks (New Basel Capital Accord). These financing forms, which complement classic credit financings, will in future account for an increasingly large share of the financings for Austrian companies. According to the EVCA (European Venture Capital Association), Austria's use of such financing forms accounts for about 0.08% of GDP, which puts it at the tail end of European countries (EU average 0.38%).

Bank Austria promoted this business segment with the foundation of a wholly-owned subsidiary in 2001, BA Private Equity GmbH. Besides creating new venture capital/private equity and mezzanine funds, the company is responsible for the refinancing of these entities and for supporting the operational funds through marketing and controlling activities.

International corporate customers

Multinational Corporates

The Bank Austria Creditanstalt Group further expanded its role as a hub between the CEE region and the international markets. The uniform relationship management for large companies operating on an international scale, established several years ago as an independent unit, was supplemented by a central management and coordination unit for the Austrian/CEE Desks in Western Europe and the "Rest of the World". The desks support the Group's customers on their way to Central and Eastern Europe and accompany them to Western Europe and overseas.

Hub between the CEE regions and the international markets

Points of contact were not only network banking and current international business, but structured products, used especially for the continuing restructurings and acquisitions by large companies, and for optimising the financing structure. The activities that focused on ABS structures which were arranged for Sappi, the world's leading provider of coated fine paper, in the previous year, were subsequently extended from Europe to include the US market. The total volume amounts to € 215 m.

Demand for structured products in connection with restructurings and acquisitions

We accompanied BBAG Brau-Beteiligungs-AG, Austria's market leader in the beer and beverages sector and in second place in Central Europe, as lead manager in the issuance of a corporate bond by the company with a volume of € 200 m.

Apart from the acquisition of new business, our activities focused on restructuring existing positions, measures which were also taken in anticipation of the New Basel Capital Accord. The bank supported the major transactions of both Austrian and foreign companies. For instance, the bank acted as co-arranger in a syndicated financing involving a total € 750 m for Coca-Cola Hellenic Bottling Company S.A., the world's second-largest bottling company of the Coca-Cola Group whose activities focus on Eastern Europe. Another example was the support provided to the VA TECHNOLOGIE AG Group, which is active worldwide in the areas of metallurgy technology, hydraulic energy production, energy transmission and distribution, water technology and industrial services, in the expansion of its international operations with appropriate equity financings in the amount of € 49 m. We also accompanied the group in numerous projects located in countries such as China, Turkey and Vietnam, and provided it with a variety of products specially tailored to meet its specific needs.

Corporate Finance

We have further expanded our leading position in our core market of Central and Eastern Europe in the areas of project and corporate finance in close cooperation with our local subsidiaries. With a total financing volume of more than € 370 m, Bank Austria is by far the largest partner bank of the EBRD for project and corporate finance transactions in the region. This successful cooperation also gives Austrian companies easier access to business opportunities in the CEE region. The Croatian mobile provider VIP Net, a subsidiary of Mobilkom Austria, serves as a good example of such cooperation. The original credit facility of € 120 m was increased by € 50 m in the year under review as a result of favourable business developments. The EBRD participated in the initial financing facility and in the increased amount. The leading position of the Bank Austria Creditanstalt Group in this product field was again underlined by a large number of mandates and completed projects, such as those for Croatia's central electricity supply company.

Bank Austria is the EBRD's largest partner bank for CEE project financings

We were able to increase our funding for Austrian exporters and investment financing for the export sector to € 5 bn and € 2.5 bn respectively, despite a difficult business environment for Austrian companies. The corporate finance approach gives priority to advisory and structured finance activities. For example, the Bank Austria Creditanstalt Group accompanied AT&S, the Styrian manufacturer of printed circuit boards, to China and played a leading role in structuring this project with the integration of refinancing funds provided at favourable terms by Oesterreichische Kontrollbank, and successfully brought the project to the market. Stronger demand was seen in 2001 for the programme for the purchase of accounts receivable, a product specially tailored to meet the needs of our customers.

Export and investment financings; purchase of accounts receivable

In 2001, the Bank Austria Creditanstalt Group and the European Investment Bank (EIB) signed global loan agreements in the total amount of € 365 m for Bank Austria equity interests and subsidiaries in seven countries: Bulgaria, Croatia, the Czech Republic, Hungary, Poland, Romania and Slovenia. The EIB thus provided the Group in the CEE countries with a total refinancing facility of € 747 m for the investments of small and medium-sized enterprises (SMEs) and for small infrastructure projects. The Bank Austria Creditanstalt Group therefore accounts for about one-third of EIB global loans in Central and Eastern Europe, which makes it market leader in the region, ahead of major international competitors such as Commerzbank, KBC, Citibank and ABN Amro. The Bank Austria Creditanstalt Group signed two refinancing facilities, each for € 300 m, with Kreditanstalt für Wiederaufbau (KfW). One facility was for Austria, Italy and Switzerland, and the other for the Group's equity interests and subsidiaries in nine CEE countries. These refinancing facilities serve to finance the projects of medium-sized companies.

Global loan agreements with the European Investment Bank (EIB)

Bank Austria Creditanstalt is the market leader in financing medium-sized companies in CEE

Framework agreement with Kreditanstalt für Wiederaufbau (KfW)

International Finance and Syndications

In 2001 we created a syndications unit, which plays a central role in the integrated corporate finance strategy that was launched in the same year. The number of loans that were to be syndicated in the market increased substantially and laid the foundation for initial success. In the first year of its existence the International Syndications unit placed over € 300 m of corporate and bank financings from Austria and Central and Eastern Europe in the market.

In this way, and through our willingness to arrange syndicated loans and manage underwritings, we increasingly acted as intermediary between customers and investors on the credit and capital markets. This generated significant commission business and income. The mandate which we recently received from OMV for a transaction involving € 500 m underlines the fact that the Bank Austria Creditanstalt Group is also internationally competitive at the level of larger corporate financings. The Bank Austria Creditanstalt Group is ranked near the top of the list of Top Arrangers for Central and Eastern Europe, together with HVB in first place (IFR January 2002).

With a new syndications unit, Bank Austria Creditanstalt acts as intermediary between customers and investors on the credit and capital markets

International Cash Management

With a view to supporting companies, financial institutions and mutual fund companies in the creation of a group-wide payments and liquidity management system which keeps costs at a reasonable level, Bank Austria Creditanstalt is acting as the competence centre for Austria and Central Eastern Europe by cooperating with local offices and international partner banks.

In 2001, the Group in this way implemented cross-border euro-pooling solutions for major multinational companies and assumed responsibility for the payment transactions of a number of major fund management companies.

As a payment service centre for customers who want to outsource their payments activities, the Bank Austria Creditanstalt Group has the task of settling, in a centralised fashion, all payments which are delivered by customers in a specified format, and to adjust the format in line with local requirements.

Function as supraregional payment service centre – a significant multiplier for the bank's international business

Special products such as Multi-Channel Account or Multi-Purpose Virtual Bank support financial institutions with a single-point-of-entry scheme in gaining easy, fast and low-cost access to the markets of Central and Eastern Europe. The products in turn enable the companies to provide their own customers with optimal services.

Documentary business

Important services for Austria's foreign trade with a worldwide focus

Earnings and profits in the documentary business improved despite a difficult cyclical situation in foreign trade. This was achieved both by enhancing the advisory-intensive special services such as back-to-back letters of credit and letter-of-credit transfers, and by displaying exceptional flexibility in guarantee-related business with the development of solutions to meet individual needs (e.g. sales by the Republic of Austria by way of privatisation, sales of high-quality real estate, guarantees for waste management and retail chains).

The international recognition rate of the Bank Austria Creditanstalt Group is reflected in the following figures: 58% of the business volume of documentary business is handled with the Asian region, and the market share among Austrian customers is about 50%. The consistent servicing of our customers in connection with the UN Oil for Food Programme for Iraq resulted in an increase in turnover by 480%; we handled more than 90% of these letters of credit in favour of Austrian companies.

In 2001, the bank began participating in a certification programme of the International Chamber of Commerce for employees involved in classic documentary business to become CDCS (Certified Documentary Credit Specialist).

Financial Institutions

The activities of the Financial Institutions department focus on supporting the customer group "banks and sovereigns" on a worldwide basis, especially in regard to risk evaluation. The problem-free settlement of a transaction, and consequently customer satisfaction, is ensured only with the appropriate correspondent banks in the individual business segments. In concrete terms, responsibility for risk involves evaluating the creditworthiness of over 2,000 banks worldwide.

Important hub function in servicing banks is reflected both in the acquisition of loan mandates and in syndications

The total of 1,833 vostro accounts of banks which are maintained with us underline the leading position of the Bank Austria Creditanstalt Group in the area of foreign payment transactions. Our core competence activities focus especially on meeting the needs of banks in Austria and CEE. The Financial Institutions unit has an important function as a hub, particularly in the acquisition of loan mandates from banks in the CEE countries (e.g. Nova Ljubljanska banka, SID, BOSCH), but also in the placement of a loan during the syndication process. Corporate customer-induced international business is of course not limited to the core region, but rather also covers the global trading activities of our corporate customers. The increases in turnover, especially of export letters of credit, are also attributable to the activities of the Financial Institutions unit in foreign markets.

Export finance

In the year under review, the Bank Austria Creditanstalt Group asserted its role as clear market leader in Austria in the area of export finance. The volume of outstanding loans amounted to over € 6 bn. We are therefore numbered amongst the top players worldwide. Besides the traditional countries such as Turkey, Iran and China, export finance activities focused especially on regions such as Central and Eastern Europe, including Romania, and on Latin America, Africa and the Philippines. The bank's activities included acting as arranger and syndicate leader of an international banking consortium which financed a major infrastructure project of the Istanbul public transport authority in Turkey. 55 tram carriages will be delivered by Bombardier Wien AG for a total contract value of € 85.2 m. The transaction is covered by Oesterreichische Kontrollbank AG (OeKB) as lead insurer, and by reinsurance agreements concluded with other government export insurance agencies.

Austrian industry supported worldwide via buyer financings

The Bank Austria Creditanstalt Group also signed a loan agreement for € 32 m, which is covered by OeKB, with the Vietnamese Ministry of Finance for the long-term financing of a drinking-water and waste-water project. The West Lake Hanoi project, realised by the Vienna Engineering & Environmental Consortium, which consists of VA Tech, Wabag Austria and Wien Kanal, is by far the largest Austrian export project to Vietnam ever. At the end of the year the Bank Austria Creditanstalt Group also succeeded in signing loan agreements with Pakistan's Finance Ministry for three railway projects involving a total amount of € 17.5 m, the first ever such financings to Pakistan from Austria. Loan agreements were concluded with Venezuela's Finance Ministry for an amount of € 70 m for vehicle-related deliveries. Cover is provided by government agencies (including OeKB and the Polish export insurance agency KUKE) and private export insurance companies.

The growing relevance of the private insurance market for the realisation of export projects in buyer-based export financing applies in particular to markets such as Turkey, Iran and Venezuela. The significance of private insurance companies was taken into account by the establishment of a Private Insurance Desk for international export and trade financing activities. The Bank Austria Creditanstalt Group has signed nine agreements with Chinese banks, comprising CEE cooperation agreements, global credit agreements and agreements for individual loans.

Close cooperation with CEE subsidiaries – advantages from multi-sourcing

Cooperation with the Group's CEE subsidiaries was deepened, especially in connection with the local government export insurance agencies such as the Czech Republic's EGAP or Poland's KUKE.

The international business of Bank Austria Handelsbank AG was integrated in Bank Austria in the first half of 2001. The international operations of SKWB Schoellerbank were transferred to the Bank Austria Creditanstalt Group in the third quarter of 2001.

Leasing business

Austria's leading leasing company. CEE already accounts for two thirds of new business volume

Bank Austria Creditanstalt Leasing stabilised its leading position in Austria and the markets of Central and Eastern Europe in the year under review. Austria's leading leasing company continued the good performance of the previous year despite the slowdown in economic growth: new business generated by the Bank Austria Creditanstalt Leasing Group in 2001, including joint ventures, exceeded € 1.5 bn.

The company's international business operations made a substantial contribution to the good results. On account of tax benefits, leasing is becoming increasingly popular in Central and Eastern Europe compared with the direct purchase of a vehicle or classic financing methods. With a volume of new business that reached almost € 1 bn, the Bank Austria Creditanstalt Leasing Group generated two thirds of the total volume of new business in Central and Eastern Europe with its foreign subsidiaries and joint ventures. Motor vehicle leasing accounts for the bulk of this new business with € 500 m, followed by equipment and real estate leasing operations. In 2001, new business from real estate leasing in Austria totalled € 256 m. Commercial property accounted for 66% of all new domestic business, followed by office buildings with a share of almost 20%. The volume of new domestic business in the area of equipment leasing totalled € 145 m (excluding cross-border business), which matched the high level of the previous year. New business in vehicle leasing reached a volume of € 132 m, which was well below the 2000 figure. This is attributable largely to the sharp fall in the number of newly-licensed vehicles and a saturated lorry market.

New volume of business of Bank Austria Creditanstalt Leasing in 2001
in % by segments

Vehicles domestic 9%
Equipment domestic 10%
Real estate domestic 17%
Foreign subsidiaries and joint ventures 64%



In the CEE countries, Austria's leading provider of leasing services offers local leasing services through its subsidiary companies and joint ventures. Business partners and customers alike benefit from the company's thorough knowledge of the market and its long-standing market presence. Customers are offered a broad range of services in the areas of real estate, equipment and vehicle leasing via a comprehensive network that covers Croatia, the Czech Republic, Hungary, Italy, Poland, Romania, Slovakia and Slovenia. The Bank Austria Creditanstalt Leasing Group's real estate services offer customers professional business location analyses, construction management and the settlement of a project from beginning to end, in addition to financings tailored to suit individual needs.

The new brand name HVB Leasing is currently being introduced for the subsidiary companies of Bank Austria Creditanstalt Leasing. The company is already successfully operating under the new name HVB Leasing in Croatia, the Czech Republic, Hungary and Slovakia. The Bank Austria Creditanstalt Leasing Group is adhering to its strategy of being among at least the top 3 companies in each country in the core markets of Central and Eastern Europe in the medium term.

CA IB Corporate Finance Beratungs GesmbH

In 2001, CA IB Investmentbank was restructured in line with the HVB Group's integrated corporate finance approach. While equities-related business, comprising trading activities, sales and research, was integrated in Bank Austria, a new company specialising in strategic business consulting was created with the establishment of CA IB Corporate Finance Beratungs GesmbH, which is based in Vienna. The CA IB Corporate Finance network comprises offices in twelve Central and Eastern European capitals. These offices are supported by specialists in Vienna and London.

CA IB Corporate Finance commenced its business activities with full order books. In the core markets of Austria and Central and Eastern Europe there is still considerable demand for specialist services in the areas of mergers & acquisitions, privatisations and new issues. With a fee volume that amounted to about € 31 m for the 2001 business year, CA IB's corporate finance activities again exceeded expectations, especially as these favourable results enabled the company to gain additional shares in a shrinking market. The current level of mandates indicates that 2002 may also be a promising year in this regard.

CA IB Corporate Finance provides consulting services for mergers & acquisitions, privatisations and new issues. Activities focus on CEE countries, with twelve offices.

One of the most significant transactions in 2001 was the sale of Macedonia's telecommunications monopoly Makedonski Telekomunikacii to a consortium led by Hungary's MATAV. The buyers, who were advised by CA IB, raised € 343 m for this acquisition. The most prestigious deal in the Czech Republic was the takeover of the publicly traded company České Radiokomunikace by Bivideon, a transaction where we advised the buyers. CA IB's activities in Poland included accompanying two major customers from the IT industry. Softbank availed itself of the expertise of CA IB when it sold its Internet business to the TeleDanmark Group. Prokom Software was advised by CA IB when it issued its convertible bond.

CA IB's consulting services supported Estonia's Hansabank in the acquisition of Lithuania's Savings Bank (LTB), and they assisted the Sun Interbrew subsidiary Cantorne Trading in the sale of Ukraine's Krym beverages group. CA IB executed a number of advisory mandates on behalf of the Bank Austria Creditanstalt Group in the financial sector in Central and Eastern Europe.

Despite dampened issuing activity on the Austrian stock market, CA IB also received an important mandate in Austria in connection with the capital increase of EVN via the Vienna Stock Exchange. Euromoney acknowledged the corporate finance activities of CA IB with "Awards of Excellence" for the company's units in Bulgaria and Hungary in 2001.

International Markets

Key figures – International Markets

€m	2001	2000[1]	Change in %
Net interest income	174	7	>100%
Losses on loans and advances	0	5	–100%
Net fee and commission income	29	44	–34%
Net trading result	74	77	–5%
General administrative expenses	–146	–184	–21%
Balance of other operating income/expenses	5	11	–57%
Operating profit	137	–40	n.a.
Net income from investments	36	84	–57%
Balance of other income/expenses	–1	–1	–23%
Amortisation of goodwill	–8	–6	20%
Net income before taxes	165	37	>100%
Share of Group total	25%	5%	
Risk-weighted assets (average – Austrian Banking Act)	4,241	5,997	–29%
Equity (average)	229	324	
Share of Group total	5%	7%	
ROE before taxes	71.8%	11.5%	
Cost/income ratio	51.6%	131.9%	

1) restated on a pro-forma basis to reflect the target structure

The International Markets (INM) business segment gives customers of the Bank Austria Creditanstalt Group access to the international financial markets. The trading teams operate across the whole spectrum of activities, from money/foreign exchange/fixed income to equities, on the primary and secondary markets and in the area of derivative products. They support the other business segments in Austria and Central and Eastern Europe, and engage in trading for their own account. The teams are counterparts in the HVB Group with responsibility for the CEE markets. The tasks of INM within the bank also include asset/liability management – results from maturity transformation are assigned to INM and not to the individual divisions – and supporting corporate customer services with electronic media, special trading desks for customers, and research.

International Markets cooperates closely with the corresponding departments of the HVB Group. Priority is given to maintaining close contact with customers, especially with large companies.

The extensive restructuring measures have also affected INM. In line with the Bank of the Regions concept, several trading teams of the former international units of the Bank Austria Creditanstalt Group were transferred to HVB where they continue to pursue their activities as before, whilst additionally benefiting from the reputation and the placement power of a major capital market player.

In 2001 we completely restructured the activities of CA IB Investmentbank Aktiengesellschaft. The equity trading activities of CA IB were combined with those of Bank Austria to enable us to operate as a single entity on the market. In this way, Bank Austria managed to further expand its dominant position on the Vienna Stock Exchange. Consulting activities (M&A, advisory services for privatisations and new issues) will in future be conducted by the newly-founded company CA IB Corporate Finance Beratungs GesmbH.

Record performance in 2001

Successful year in a volatile market environment

The business segment International Markets achieved a net income before taxes of € 165 m. This is four and a half times the figure of the previous year (adjusted for restructuring measures). With 5% of total equity capital allocated to this segment, International Markets accounted for 25% of overall results before taxes. Return on equity increased to over 70%.

The results achieved by International Markets are each year reflected in the various earnings components in line with market developments. In 2001, the "year of bonds", net interest income was by far the most important item, rising from € 7 m to € 174 m. Net fee and commission income (–34% to € 29 m) and the net trading result (–5% to € 74 m) generated by the INM segment declined in 2001, which mirrored the difficult stock market conditions. The outstanding result was also boosted by a reduction in general administrative expenses, partly a consequence of synergies from the integration of CA IB. All treasury departments contributed to these excellent developments.

Asset/liability management

The asset/liability management unit took advantage of the steeper yield curve with regard to maturity transformation. In this connection the heavy market fluctuations required sound risk management. The downturn of the world economy and the general market conditions led to a highly volatile euro interest market. The refinancing costs for banks increased in the course of the year. In light of these developments, the further improvement of the structural liquidity position by means of a balanced refinancing plan is a remarkable achievement.

New issues

While 2001 was also a difficult year for syndications and new issue business, the Bank Austria Creditanstalt Group was able to turn in a good performance. The structural shift from equities to bonds (particularly corporate bonds) reflects market trends. Highlights of issuing activity included the € 200 m bond of BBAG, which Bank Austria successfully placed as lead manager. The bank also successfully executed a number of share transactions, despite difficult market conditions. One such transaction was the sale of the ÖIAG holding in Flughafen Wien, where the bank acted as joint lead manager.

In Central and Eastern Europe, Bank Austria, as co-lead manager, participated in the issue of two bonds on behalf of the City of Moscow for a total amount of € 750 m. The funds raised through these issues are being used in large part to finance infrastructure measures. Bank Austria also co-lead managed the € 125 m bond issue of Romania's Petrom, and was senior co-lead manager for the Polish Oil & Gas bond issue which, with a volume of € 800 m, was one of the largest corporate bonds to be launched in Central and Eastern Europe.

Austrian yield curve in 2001


% p.a.
5.50
5.00
4.50
4.00
3.50
3.00
high: mid-May
beginning of 2001
low: mid-September
end of 2001
3M
12 M
2Y
3Y
4Y
5Y
6Y
7Y
8Y
9Y
10Y
Years to maturity

Stock markets slide

Changes in important market indices in % over previous year	2001	2000
Global stock market [1]	−17.7	−16.4
of which TMT [2]	−29.9	−40.7
U.S.: DJ Industrial	−7.1	−12.5
Nasdaq Composite	−21.1	−39.3
Japan: Nikkei 225	−23.5	−27.2
Euroland DJ EuroStoxx	−19.7	−5.9
Easdaq	−67.1	−56.7
IBIS-DAX	−19.8	−7.5
Nemax all share	−59.9	−40.3
ATX	+6.2	−10.4
CECE Index (CEE exchanges)	−20.3	−9.4

1) Thomson Financial Datastream
2) Technology, media, telecom

Equity trading

The slide in prices on the world's stock markets, which commenced in March 2000, continued unabated in 2001 after stabilising temporarily in the spring. Not only the growth markets and TMT segments, but also the traditional markets, including even the broad-based indices, continued their consolidation process for the second consecutive year with price declines in the two-digit range (see table on the left).

The Vienna stock market was one of the few markets which could point to a positive development. Telekom Austria, the index heavyweight in the ATX, turned in the best performance of all European telecom shares during the year. The Austrian market was slack, nevertheless, as there were only few new issues and the market was languishing for fresh capital. The reduction of the share weightings in portfolios in favour of other investment forms also adversely affected stock market developments.

Although the markets in Central and Eastern Europe were not able to completely protect themselves from the developments of global markets, they are generally still considered to offer attractive investment opportunities. Our brokerage companies succeeded in further strengthening their market position in this environment.

Foreign exchange

Foreign exchange trading activities denominated in the major currencies was characterised by a weakening of the euro against the US dollar in the first six months of the year when it became apparent that the economic downturn would not be limited to the U.S. The EUR/USD rate settled at 0.90 in the latter half of 2001. The Swiss franc lived up to its image as a safe haven and strengthened against the euro.

Competence centre for CEE currencies

On the CEE markets, the most significant features in the first half of 2001 were the strength of the Polish zloty, the Czech crown and the Hungarian forint. In the middle of the year there were signs of a deterioration of the macroeconomic indicators and that the worldwide recession was also spreading to the CEE region. The growing nervousness in Latin America spread to the emerging European markets, and the zloty, within fourteen days, experienced a downward correction of more than 10% shortly after the end of the first half-year. The forint was also affected by these developments, but it was also initially boosted by the liberalisation measures. The local currencies in CEE strengthened again as the year progressed, despite the tragic events in the U.S. in September and the growing threat of Argentina defaulting on its debt. The zloty appreciated by 9% against the euro, the forint by 7%, the Czech crown by 9% and the Slovak crown by 3%. The smaller markets in the region also remained stable against the euro. For example, Croatia's kuna appreciated by 4% against the euro, while the Slovenian tolar depreciated by 2.8%, and the Bulgarian lev remained unchanged as it was pegged to the euro.

The promotion of an innovative trading tool (www.treasury.at) was designed to increase proximity to customers. The tool makes it possible for corporate customers, banks and institutional investors to conduct foreign exchange trading activities easily and safely via the Internet. The FX Trader is especially suited for medium-sized enterprises which do not have access to sophisticated trading facilities; this tool ensures the professional execution of foreign exchange trading transactions.

Foreign exchange trading profit



€m
200
150
100
50
0
EMU losses
CEE gains
1998
1999
2000
2001

Money markets

Money market business benefited from the continued reductions in interest rates as the fixed-interest rate approach adopted for assets-side business proved to be the right strategy in this environment. The expansion of our repo business and trading activities which involved other collateralised instruments reduced exposure to risk. Trading in derivative instruments was stepped up and greater emphasis was placed on the bank's role as market maker. The good business relations maintained with central banks above all in Central and Eastern Europe underline the significance of the Bank Austria Creditanstalt Group in this strategically important region.

Good business relations maintained with central banks in CEE

Fixed income

Bond issue operations proved to be a reliable source of income in the volatile market environment. In business denominated in the major currencies, it was above all structured bond products and corporate bonds which generated revenue well in excess of the budget figure for 2001.

Developments that should be mentioned are the initial growth of the bond market and the related swap market in Hungary. Bond issue operations are also playing an increasingly significant role in non-core markets: Egypt launched its first euro-denominated bond, Romania placed a bond with a maturity to 2008, and the market in Russia performed significantly better than the emerging European markets. The currency crisis in Turkey, however, was a setback for those market players who had ignored the emerging markets status of that country.

Structured bond products denominated in the major currencies. CEE bond and swap markets experience an upturn

Customer business

Market share gains through expertise in structured bond products

Efforts to further improve the quality of customer services focused on providing solutions tailored to meet customers' individual needs. Increases in business volume were particularly apparent in the area of bond issues, where there was stronger demand for structured bond products. The Group succeeded in expanding its market share of customer business.

In the year under review, customers took advantage of the high rates of the Japanese yen and Swiss franc for foreign-currency financings. After an exchange rate correction towards the end of the year, they shifted to the euro and US dollar.

Emerging Markets Investments

Emerging Markets Investments again outperforms the benchmark

The defensive and differentiated investment policy of the Emerging Markets Investments unit paid off in 2001. The portfolio did not contain any Argentinian securities, the Brazil weighting was substantially reduced and the emphasis was on low-risk securities. A number of protective strategies that were applied in a focused approach cushioned the impact of the weak market. The 26% increase in the return on investment from proprietary trading is well above the market's EMBI+ benchmark. Following the outstanding performance of the previous two years, the Emerging Markets Investments unit once again succeeded in making a significant contribution to results for 2001.

Diverging emerging markets

Beginning of 2000 = 100

Overall return on emerging markets bonds (price plus coupon, accumulated)



130
120
110
100
90
80
70
60
50
40
30
2000
2001

- Total
- Turkey
- Poland
- Argentina
- *Euro zone (in USD)*





KRAKÓW




BUCHAREST

Central and Eastern Europe (CEE)

With the new definition of the CEE business segment in 2001, the former International Business segment was refocused on the strategic task of developing the core market of Central and Eastern Europe for the HVB Group. As agreed in the Bank of the Regions Agreement, the CEE banking subsidiaries of HypoVereinsbank in Poland, the Czech Republic, Hungary and Slovakia were merged with the respective units of the Bank Austria Creditanstalt Group. HVB's branch in Croatia was integrated into the local subsidiary of Bank Austria, and the Bulgarian branch of HVB was transferred to a newly established banking subsidiary. Measured by total assets, a business volume of just under € 8 bn was transferred to the units of the Bank Austria Creditanstalt Group in Central and Eastern Europe. The bank's business volume in CEE thus rose by more than one half.

As mentioned in this report (see pages 33 and 153), the Bank Austria Creditanstalt Group transferred to HVB its subsidiaries and foreign branches outside its Austria/CEE core market. They continue to be available to our customers under the banner of HVB's local units. Austrian/CEE Desks were set up to establish and encourage contacts – in both directions, from A+CEE to the HVB Group's global network and vice versa.

Business operations were not affected by these structural changes during 2001. It is true that in the course of the year, the worldwide economic slowdown started also to have an impact on the CEE countries. But for a growth market like CEE, this only meant that the rate of economic growth in 2001 was lower than the trend rate. Given weak external demand and the internal changes at the units of the Bank Austria Creditanstalt Group, it is all the more remarkable that the CEE business segment again performed well. This is an indication of the strong momentum of the structural catching-up process in the CEE countries, as well as proof of the motivation derived by our regional banks from the growth prospects.

From now on, the business segment comprises only the CEE subsidiaries and the Vienna-based central functions for this segment. To provide a basis for a meaningful comparison, the previous year's results have been adjusted for transfer-related changes in the group of consolidated companies (see table on this page). Exchange rate movements against the euro had a significant impact on the balance sheet and the income statement in 2001. As a rule, the effects of higher rates of inflation and declining exchange rates offset each other (with some fluctuations) in the medium term. But in 2001, the CEE currencies appreciated by up to 10% between the balance sheet dates (see charts on page 89).

Key figures – CEE

€ m	2001	2000[1]	Change in %
Net interest income	758	580	30.6 %
Losses on loans and advances	−119	−110	8.0 %
Net fee and commission income	269	231	16.4 %
Net trading result	101	168	−39.4 %
General administrative expenses	−779	−655	18.8 %
Balance of other operating income/expenses	−15	−31	−50.4 %
Operating profit	215	182	18.2 %
Net income from investments	−17	33	−150.9 %
Balance of other income/expenses	−2	−3	−44.4 %
Amortisation of goodwill	−35	−30	16.0 %
Net income before taxes	162	182	−11.1 %
Share of Group total	25 %	23 %	
Risk-weighted assets (average – Austrian Banking Act)	12,430	11,417	9 %
Equity (average)	671	617	
Share of Group total	14 %	14 %	
ROE before taxes	24.1 %	29.5 %	
Cost/income ratio	70.0 %	69.1 %	

1) restated on a pro-forma basis to reflect the target structure

Segment reporting: comparison with pro-forma figures adjusted for structural effects. Exchange rate changes have an impact on income statement

Polish zloty (PLN)


2001
3.30
3.40
3.50
3.60
3.70
3.80
3.90
4.00
PLN per EUR
(inverse scale)
+14.4%
+9.3%

Hungarian forint (HUF)


240
245
250
255
260
265
270
HUF per EUR
(inverse scale)
+9.5%
+7.9%

Czech crown (CZK)


31
32
33
34
35
36
CZK per EUR (inverse scale)
+9.0%

Slovak crown (SKK)


40
41
42
43
44
45
SKK per EUR
(inverse scale)
+4.9%
+2.6%

Slovenian tolar (SIT)


205
210
215
220
225
SIT per EUR (inverse scale)
-2.4%
2001

In 2001, net interest income rose by € 178 m (31%) to € 758 m. As the net charge for losses on loans and advances rose at a disproportionately low rate (by 8% to € 119 m), net interest income after losses on loans and advances increased by 36%. Net fee and commission income (€ 269 m) was also significantly higher than in the previous year (+16%), while the net trading result declined (–39% to € 101 m). Operating revenues were up by 17% to reach € 1,113 m, accounting for 28% of the total figure for the Group. General administrative expenses rose by 19% to € 779 m, but remained unchanged in local currency terms.

The operating profit for 2001 increased by 18% to € 215 m, representing 39% of the Group's total operating profit. Results were affected mainly by technical factors relating to investments and amortisation of goodwill. For this reason, net income before taxes declined by 11% to € 162 m. Nevertheless, the CEE segment, to which 14% of the bank's equity has been allocated, contributed one-quarter of the Group's total pre-tax net income. The CEE segment achieved a return on equity of 24.1%, after 29.5% in the previous year.

Most extensive network of any bank in CEE

Considering the numerous structural changes that took place during the year, the profit performance in 2001 was very strong. Even more important is the fact that we broadened our business base for the long term with the new structure. Having completed the structural changes, we can continue to pursue our current business activities on the basis of a significantly stronger market position in all countries. This step into new dimensions is the result of a long development.

Immediately after the opening of the markets in Central and Eastern Europe, in 1990, Bank Austria and Creditanstalt entered individual countries, depending on prevailing legal and economic conditions. Over the past decade, the commitment to CEE has been strengthened and developed pragmatically step by step, via representative offices and strategic bridgeheads, through efforts to develop local business even under difficult political and economic circumstances. In 2000, the bank defined "Austria and CEE" as its home market. Having joined forces with HypoVereinsbank, Bank Austria is now in a position to move ahead in the CEE countries much faster – backed by the strength of Europe's third-largest bank, with capital resources of € 42 bn providing a strong base for bearing risk, and with the standing and placement power of a major player in the financial markets.

This development has resulted in the most extensive banking network operated by any international bank in Central and Eastern Europe. Combined total assets amount to € 21 bn. Market share in the individual countries ranges between 4% and 10%, the objective being 10% in the region as a whole. The CEE subsidiaries have 18,000 employees, who serve over 2.2 million customers at more than 700 offices. The Bank Austria Creditanstalt Group operates in the following countries: Bulgaria, Croatia, the Czech Republic, Hungary, Poland, Romania, Slovakia, Slovenia and Yugoslavia (operational since November 2001). In December 2001, a representative office was opened in Bosnia and Herzegovina.

The most extensive banking network in CEE of any international banking group

CEE strategy: supporting the convergence process

The commitment of the Bank Austria Creditanstalt Group and the HVB Group to the CEE countries is a top strategic priority. We claim to have a banking structure suiting the increasingly integrated Europe. Convergence between the two parts of Europe, which were separated for a long time, is achieved through trade as well as business links and the exchange of ideas.

Banking structure for the increasingly integrated Europe

Today, after difficult years of system transformation and a radical reorientation of foreign trade flows towards the West – 70% of all CEE exports go to the European Union – the CEE countries find themselves integrated into the European economy. This is the basis for providing services to the business sector. Our network which we make available in this context has special strengths: a broad knowledge of local conditions and a local customer base served over many years. All business is local. Our business model links up banks that serve local companies.

A hub linking German-speaking countries and CEE

The CEE countries are now entering a new phase regarding the division of labour. In many places, they have advanced beyond "extended workbench" status: new industrial clusters are emerging in densely populated areas. This has also intensified links between companies, which take the form of international acquisitions, partnerships, mergers. As a result, demand for investment and project finance is growing. Already now, this provides good opportunities for advisory services in the areas of M&A and privatisation. Finance departments of young CEE companies are managed professionally. The competitive advantages of the Bank Austria Creditanstalt Group as a partner result from its knowledge of customers and its corporate finance know-how as a recognised international player. The bank is number one for international financing in Eastern Europe. It is the leading bank partner of the EBRD and the EIB for this region and, together with KfW, it has launched programmes supporting small and medium-sized businesses.

Growing links between companies

Market leader in the region with corporate finance services and international financing, within the framework of the pre-accession strategy

Banking and finance – infrastructure for the regional economy

Development of local banking sector in line with local requirements but benefiting from international know-how transfer

One of the objectives of national economic policies in the countries of Central and Eastern Europe is to develop local banking and financial markets; the conditions created by these policies have attracted international banks (in large CEE countries, international banks account for between one-half and two-thirds of aggregate total assets in the banking sector). Measured against the non-financial sectors of the economy, banking has not yet reached the levels that are characteristic of developed industrial countries. In CEE, financial intermediation (aggregate total assets of banks as a proportion of annual GDP) averages about 70%; this compares with 260% for the European Union. These figures suggest considerable potential for growth in the banking sector. With its regional banking subsidiaries, the Bank Austria Creditanstalt Group takes a differentiated approach to this task. A simple overnight roll-out of Western-style systems is not possible.

The Bank of the Regions concept focuses on responding to local cultural and economic diversity. This enables regional banks to develop their business in their respective markets with entrepreneurial initiative, and to serve their customers in the regional style. The banks operate independently, though within binding Group guidelines and on the basis of central management of capital resources and central risk management. Decentralised units serving customers are supported by supra-regional structures and a joint organisational and IT platform. This approach ensures swift know-how transfer adjusted to local conditions, and the implementation of the HVB Group's business performance standards.

In line with our business policy, the – relatively disparate – CEE area is divided into two regions: in region 1 we operate as a universal bank, with an extensive network in Poland and a strong presence in the Czech Republic, Slovakia and Hungary focusing on growth segments. In the countries of region 2 – including Croatia, Slovenia, Bulgaria, Romania, Yugoslavia, Bosnia and Herzegovina – we pursue an ambitious niche policy. The Group will continue its expansion through organic growth or targeted acquisitions.

The Bank Austria Creditanstalt Group views its commitment to CEE largely but not exclusively from a business perspective. Strengthening peace in Europe, using regional diversity and creativity, and widening cultural horizons have always been additional considerations in the bank's activities. On numerous occasions and at numerous events, the Bank Austria Creditanstalt Group has endeavoured to convince the public of the mutual positive effects of EU enlargement on prosperity, and the bank has always advocated cultural exchange.

CEE countries: reorientation of foreign trade


€ bn
100
80
60
40
20
0
+450%
58%*
34%
–10%
44%
12%
1988
2000

Exports of CEE-5 countries

☐ to the European Union

☐ to Eastern Europe

*) as a percentage of total exports

We expect that EU accession will provide an additional economic and social impetus to the entire CEE region, as was the case in earlier enlargement rounds. As soon as a date for accession is fixed, convergence will also accelerate in the monetary sector.

Regional development within Group-wide standards

New branding policy implemented

The Bank of the Regions concept is reflected in the international branding strategy implemented in 2001 together with the structural changes in CEE. "HVB Group", the international brand name, stands for the commitment to performance and the quality standards of a major international bank. As the CEE banking subsidiaries – with the exception of Poland – do not enjoy a high degree of local market penetration as a retail bank with an established brand name, their franchise is the combination of regional character and membership in the HVB Group.


Baltic states served by Vereins- und Westbank
Russia and Ukraine served by HypoVereinsbank

Bank of the Regions in CEE

Region 1 Region 2

	Number of offices	Total assets in € m
Poland	637	13,111
Czech Republic	24	3,920
Slovakia	12	766
Hungary	33	2,199
Romania	3	290
Slovenia	5	591
Croatia	5	409
Bosnia and Herzegovina	1 representative office	
Yugoslavia	1	33
Bulgaria	3	108

Project management and strategy controlling

At the beginning of the year, the project managers of the integration team prepared detailed medium-term development plans for expected costs and synergies. Ongoing monitoring of project progress, and comparisons of actual effects with projected figures, ensured that constant attention was given to the projections. In 2001, actual synergy effects for the CEE region even exceeded the planned figures.

Local integration projects with standardised controlling instruments

Local integration projects were supported by a number of measures. New controlling instruments are used to present the development of banking subsidiaries in a standardised form across the CEE area. This goes hand in hand with systematic segmentation of the customer base in line with Group-wide standards.

The integration projects also provided an opportunity to implement a consistent CEE-wide organisational structure, taking account of the different size and business policies of local subsidiaries. At the same time, appointments to the management board and managerial positions at lower levels were made.

Compatible organisational structures across CEE, appointments to top and second management levels completed

As a result of the integration process, the banking subsidiaries in the various CEE countries now have a substantially broader business base. They are major players in their local markets and they are highly appreciated business partners, especially as members of an international banking network. We have redefined our sales strategies for corporate customers and in retail banking in line with this new significant role. In this context we have taken a country-by-country approach with due regard to regional market characteristics and to the differences in the starting position of our merged units.

Partly in response to legal requirements and partly to meet standards established by ourselves, we have made arrangements to ensure compliance with regulations concerning money laundering and insider trading. These measures related to the organisational structure of local units and included a review of internal rules and processes.

The CEE Banking Subsidiaries in 2001

Poland

As domestic and foreign demand grew at lower rates in 2001, Poland saw its GDP growth fall below the 2% mark for the first time since 1991. For 2002, economic growth is expected to be lower than 1%. The reasons for this significant slowdown in Poland's economic performance are a difficult international environment, a restrictive monetary policy, and the Polish economy's over-expansion in the years from 1997 onwards. Based on strong foreign demand, GDP growth in 2000 was 4%. But since the beginning of 2001, external trade has increasingly lost its growth-boosting effect.


WARSZAWA
KRAKÓW
• BPH
• PBK

Affected by the increasingly difficult economic environment, the growth of deposits decelerated to a rate of 12%, and lendings also rose more slowly, by 10%. Following a strong expansion of deposits and loans in the Polish banking market in the high-growth period from 1996 to 2000 – with average rates of 24% and 28%, respectively – slower growth was a significant factor that led to the weaker trends in total assets and earnings of Polish banks.

Poland

€ m	2001	2000
Total assets	13,111	11,108
Net income before taxes	66.5	229.6
ROE before taxes	4.6 %	18.6 %
Cost/income ratio	66 %	60 %
Employees	14,707	15,718
Offices	637	634

Bank Austria focuses on its core markets and core competencies in Austria and CEE. Part of this process was the legal merger of the subsidiaries of Bank Austria and HVB in Poland. The ambitious time schedule was met despite the extensive approval procedures that were required. BPH acquired the assets and liabilities of PBK. In return, BPH shares held by HVB are transferred to Bank Austria. The legal merger of the two banks was completed on schedule with the entry in the Polish Register of Companies on 31 December 2001.

The bank has its registered office in Kraków, central functions are located in Warsaw and Kraków. The name of the joint bank is Bank Przemysłowo-Handlowy PBK Spólka Akcyjna (abbreviated to BPH PBK S.A.). A new brand name is planned to be introduced in the course of the systems merger.

As at 31 December 2001, Bank Austria held 33.60% of the shares in BPH PBK S.A. After completion of the integration and the transfer of the remaining shares from HVB, Bank Austria's interest will rise to 71.11%. 20.06% of the shares in BPH PBK S.A. are free float, the company's shares are listed on the Warsaw Stock Exchange. A total of 5.15% is held under a GDR programme; the Polish Treasury continues to hold a 3.68% interest.

Shares in BPH PBK S.A. have been listed on the Warsaw Stock Exchange (WSE) since 10 January 2002. The bank enjoys the third-largest market capitalisation and the second-largest free float of all companies listed on the WSE. In 2001, the bank had 637 offices and a market share of 11% in Poland. Data systems will be fully integrated by the end of 2002 and overlaps in the largely complementary branch networks will be eliminated.

The merger gives BPH PBK S.A. a strong starting position. It enhances the bank's competitiveness and will lead to significant cost reductions in the medium term. Staff numbers will decline considerably by the end of 2004.

The bank's target groups are medium-sized and large Polish companies and international corporates served by the HVB Group. Through its subsidiary HypoVereinsbank Hipoteczny S.A., the bank aims to achieve a leading market position in real estate and mortgage business. In the Treasury and International Markets division, the bank aims to gain market share among institutional customers. The new bank will substantially widen its retail customer base and offer solutions to meet the specific needs of medium-sized companies, a segment in which business volume is growing.

Customers of BPH PBK S.A. already benefit from improved services: since April 2001, they have had free access to an extended joint ATM network. The bank's common call centre, operational since September last year, acquired 51,000 customers in the first four months. Joint Internet banking services have been offered since the beginning of 2002.

The bank is in the process of setting up 27 Corporate Centres in various Polish regions to provide companies with comprehensive advice and tailor-made solutions. In this context, use of HVB Group expertise is a major competitive advantage. The new dealing room in Warsaw was opened at the end of 2001, replacing the previous dealing rooms in Warsaw and Kraków.

Against the background of a difficult economic environment in 2001, earnings and risk components of both parts of the bank were below budget. Taking into consideration integration costs to date, BPH PBK S.A. achieved net income before taxes of € 66.5 m.

Net interest income – affected by declining margins and weaker demand for loans from retail and corporate customers – was € 579.4 m, compared with € 532.2 m in 2000.

In 2001, the net charge for losses on loans and advances rose significantly, reaching € 190.4 m. The increase in the provisioning requirement resulted from business with large industrial companies and from retail banking activities. This reflects weaker economic growth, a high level of real interest rates, declining exports and the high rate of unemployment.

Czech Republic


Praha

Economic growth in the Czech Republic accelerated yet again compared with the previous year, to 3.3% in 2001, despite a difficult global environment. In the first half of the year, volatile food prices were the main factor pushing up the rate of inflation; but consumer prices declined significantly in the final months of the year. The terms of trade rose strongly and Czech exporters gained market share in Western Europe. This will help to limit the current account deficit despite the positive growth differential vis-à-vis the country's major trading partners. Based on a massive inflow of foreign direct investment, the value of the Czech crown against the euro appreciated by about 12% in 2001.

Czech Republic

€ m	2001	2000
Total assets	3,920	3,702
Net income before taxes	57.6	56.3
ROE before taxes	16.2%	18.3%
Cost/income ratio	59%	56%
Employees	1,174	1,417
Offices	24	35

HVB Bank Czech Republic a.s. reported net income of € 42.2 m after taxes for 2001. The bank's total assets reached € 3,920 m, making it the fourth-largest bank in the Czech Republic, with 53,000 customers and 24 offices. Our Czech banking subsidiary has a market share of about 9% in corporate lending, and holds a leading position in the area of real estate and project finance.

Retail banking activities also developed very favourably. The introduction of new products such as Internet banking significantly enhanced the bank's market position. In the credit card business, HVB Bank Czech Republic a.s. successfully launched a strategic "co-branded cards" initiative. In the third quarter of 2001, we started to offer asset management services in the Czech Republic. Two tranches of mortgage bond issues totalling € 50 m were placed in 2001.

The two shareholders Banca Intesa and Simest sold their interests to Bank Austria at the end of the year. This means that HVB Bank Czech Republic a.s. is now wholly-owned by Bank Austria.

Slovakia


Bratislava

A dynamic trend in domestic demand, especially double-digit growth of investment in fixed assets, also ensured that economic growth did not slow down in Slovakia. On the contrary, GDP growth rose from 2.2% in 2000 to 3.0% in 2001. Lively investment activity led to strong demand for imports of capital goods. In combination with low demand from abroad, this led to a sharp increase in the country's current account deficit, to a level of 8.4% of GDP. Nevertheless, large capital inflows from abroad resulting from the privatisation wave enabled Slovakia to finance the current account deficit without resorting to borrowing. This was one of the reasons why the exchange rate of the country's currency remained stable, a trend expected to continue in 2002.

Slovakia

€ m	2001	2000
Total assets	766	791
Net income before taxes	16.5	20.3
ROE before taxes	14.7%	21.0%
Cost/income ratio	52%	48%
Employees	333	221
Offices	12	6

The successful merger of the two banking subsidiaries – HypoVereinsbank Slovakia a.s. and Bank Austria Creditanstalt Slovakia a.s. – substantially improved the market position in Slovakia. With total assets of € 766 m, HVB Bank Slovakia a.s. has become the fifth-largest commercial bank in Slovakia. In the 2001 financial year, the bank's net income after taxes was € 16.1 m.

At present some 15,000 retail customers and about 1,000 companies use the bank's services. Two branches in Trenčín and Nitra were added to the network, bringing the number of branches to a total of 12. Under a new sales concept for corporate banking, customer service centres and specialist sales teams concentrate on meeting the needs of customers and winning new customers. These efforts have produced initial success in the target market. In the middle of 2001, after the bank had obtained a mortgage banking licence, HVB Bank Slovakia a.s. started to grant mortgage loans to companies and private individuals.


Budapest

Hungary

Hungary

€ m	2001	2000
Total assets	2,199	1,887
Net income before taxes	42.7	36.0
ROE before taxes	19.9%	21.5%
Cost/income ratio	59%	55%
Employees	1,073	1,111
Offices	33	44

Hungary was increasingly affected by the global economic weakness as the year progressed. Industry was particularly hard hit. Although GDP still grew by a sizable 3.9%, the country's economy was unable to maintain the strong momentum recorded in 2000. Private consumption rose by more than 4%, making the most significant contribution to growth. In addition to the fiscal-policy impetus provided by the Szechenyi Plan, massive interest rate reductions are intended to stimulate economic growth. The rapidly declining rate of inflation made it possible to reduce the key interest rate by a total of 225 basis points from July 2001 to January 2002.

Universal bank with a focus on corporate banking and a strong position in treasury operations. Market leader in custody business

Increased presence in real estate finance, reorientation in retail banking

The merger of the Hungarian banking subsidiaries of Bank Austria and HVB at the end of September 2001 created the fifth-largest bank in Hungary. Market share, measured by total assets, is about 6%. The bank plans to increase its market share over the next three to five years to 10%, a level already attained in corporate banking. The country-wide presence with currently 33 branches provides the bank with a strong base from which to achieve its target by more sharply focusing on retail banking activities. In the treasury sector, the Hungarian banking subsidiary holds a very strong position, benefiting from the advantage of an international bank. The bank recorded significant growth in money market and financial engineering activities and attracted new customers. For its service quality in custody business, the bank was named "best emerging market custodian" by Global Securities and Custody Survey, an international business magazine. With a custody business volume of about € 4.4 bn, the bank is the market leader by a wide margin. Loans in the real estate sector rose considerably, reflecting the favourable market situation.

The bank's net income after taxes of € 33 m exceeded the very good results for the previous year. This is a remarkable achievement, all the more so as this figure includes all merger-related costs of the two banks and the operating environment deteriorated in the wake of the forint liberalisation. Corporate banking accounted for some 60% of total profits and thus continued to be the bank's mainstay. Of the top 200 companies in Hungary, over 50% maintain active business relationships with the bank.

Slovenia

Economic growth in Slovenia declined from 4.6% to 3.2% in 2001. As exports to South-East Europe grew strongly, Slovenia did not feel the full impact of the global economic slowdown. Growth was dampened mainly by restraint on the part of consumers. The current account deficit declined in 2001, to about 1% of GDP. The budget deficit – at a level of about 2.5% of GDP – meets the Maastricht criteria. Consumer prices rose by 8.4% in 2001, a negligible slowdown compared with the previous year's 8.9%.


Ljubljana

Slovenia

€ m	2001	2000
Total assets	591	445
Net income before taxes	9.6	11.1
ROE before taxes	16.6%	21.6%
Cost/income ratio	68%	59%
Employees	227	209
Offices	5	4

Bank Austria Creditanstalt d.d. Ljubljana had a very good year. In 2001 it further strengthened its position as the leading foreign bank in Slovenia, despite growing competitive pressure from domestic and international banks. The bank holds a strong market position in business with corporate customers and in treasury operations, but also in the retail banking sector. Loans and advances to customers increased by 26% to € 356 m in 2001.

The large increase in lending volume reflects not only the bank's prominent position in business with major corporates – 70% of the country's top 100 companies are among the bank's customers – but also intensive efforts to serve medium-sized companies, another target group. Bank Austria Creditanstalt d.d. Ljubljana now has a market share of 10% in foreign currency loans to companies.

On the retail banking side, the bank further enhanced its strengths in foreign currency deposits. Although Bank Austria Creditanstalt d.d. Ljubljana started mortgage banking operations only last year, the bank already holds a leading position in this sector.

In 2001, another branch in Ljubljana was added to the network, which now comprises two branches in Ljubljana and one each in Maribor, Koper and Murska Sobota.

Deregulation in the securities and foreign exchange sectors now enables the bank to sell foreign securities and mutual funds. Bank Austria Creditanstalt d.d. Ljubljana, as market leader in the custody business, has moved fast to take advantage of this new market opportunity and now offers an attractive range of foreign securities.

Croatia


Zagreb

After a strong upturn in the first six months of 2001, economic growth steadily lost momentum in the final months of the year. Yet Croatia's economic growth of 4.1% in 2001 gave it a place among the fastest-growing economies in Central and Eastern Europe. The services sector, especially trade, showed particularly dynamic growth, benefiting from developments in the banking sector. By September 2001, lending volume had risen by 25% on a year earlier, with loans to private households even increasing by 35%. Trends in the budget and current account deficits were a cause for concern. At more than 5% of GDP, both reached levels which will require consolidation efforts in the medium term.

HVB Croatia continued its highly successful development in 2001 and achieved the best results since the bank was established in 1997. According to a report in the "Globus" magazine, HVB Croatia is the fastest-growing and most profitable bank in Croatia. The branch network comprises offices in Zagreb and in the coastal region, from Rijeka to Zadar, Split and Dubrovnik.

Croatia

€ m	2001	2000
Total assets	409	244
Net income before taxes	11.3	3.8
ROE before taxes	24.5%	9.3%
Cost/income ratio	59%	57%
Employees	162	132
Offices	5	5

As at 1 July 2001, Bank Austria Creditanstalt Croatia and HVB's branch in Zagreb were successfully merged under the new brand name of HVB Bank Croatia. This merger was the first integration of Bank Austria and HVB banking operations to be completed in the CEE region.

HVB Croatia's main target group in corporate banking are multinational corporates and top Croatian companies as well as export-oriented businesses. Based on high-quality service and supported by a well-structured range of products and pricing, the bank increased the number of its corporate customers to 1,900, lending volume rose by 100% to € 218 m and deposits increased to a total of € 82 m. The licence obtained in October 2001 to maintain corporate accounts enables the bank to expand its range of electronic payment services. Major transactions included a € 45 m loan syndicated with Bank Austria Vienna to HEP, the Croatian energy supply company, and a bridge loan to the Croatian motorways company for the equivalent of € 34 m. In view of strong competition, this is a noteworthy success.

In September the bank signed a Global Loan agreement with the European Investment Bank (EIB) for a total of € 20 m, the first facility of its kind in Croatia. HVB Croatia thus makes a valuable contribution to the development of medium-sized companies and the public sector.

The bank's retail banking activities focus on high net worth individuals. HVB Croatia was the only bank to be admitted to participation in the public-sector housing promotion programme. The presence of the Bank Austria Creditanstalt Group in Croatia also includes HVB Leasing, CA IB and Bausparkasse Wüstenrot.

Bulgaria

Despite the difficult international environment, Bulgaria's economy grew dynamically in 2001. GDP rose by 4.3% in 2001. The current account deficit increased substantially, reaching 6.3% of GDP. The deficit was largely financed through foreign direct investment, primarily greenfield investments, as privatisation almost came to a standstill in the course of the election campaigns and the formation of the new government. In 2001, the rate of inflation averaged 7.4%, supported by the fixed exchange rate against the euro via the currency board.


Sofia

Bulgaria

€ m	2001
Total assets	108
Net income before taxes	2
ROE before taxes	18%
Cost/income ratio	66%
Employees	54
Offices	3

In December 2001, Bank Austria established HVB Bank Bulgaria EAD, a wholly-owned subsidiary. Our new subsidiary, whose share capital is just under € 15 m, received a full banking licence from the National Bank of Bulgaria sooner than expected. This means that the Group can now become active in the Republic of Bulgaria through a universal bank. The bank will start operating in the second quarter of 2002.

The next step will be the take-over of the Sofia Branch of HypoVereinsbank Bulgaria GmbH, a Munich-based company which is wholly owned by HVB AG. Since 1996, the Sofia Branch has been active in business with corporate customers.

The employees of the branch will be retained. In the city centre of Sofia, a building in an excellent downtown location was purchased to serve as the bank's head office. The building is currently being refurbished and will offer space for further expansion.

On the basis of HypoVereinsbank Bulgaria GmbH's Sofia Branch – with total assets of € 108 m, a loan portfolio of € 60 m and 500 corporate customers – the bank will strongly expand real estate finance business and treasury activities as well as building retail banking operations.

After the successful presentation of the International Markets division of Bank Austria Creditanstalt at the South-East Economic Forum in Sofia, the Bulgarian public is placing great expectations in the new bank.



Bucureşti

Romania		
€ m	2001	2000
Total assets	290	185
Net income before taxes	4.6	2.8
ROE before taxes	33.9%	35.0%
Cost/income ratio	52%	54%
Employees	139	97
Offices	3	2

Romania

In 2001, Romania achieved economic growth of 4.8%, the highest level in many years. To be sustainable, this recovery must be supported by various measures. While the current account deficit for 2000 had been comparatively modest, at 3.7% of GDP, the deficit rose significantly in 2001, to over 6% of GDP, because strong domestic demand pushed up imports. The main objective of the new agreement with the IMF is to reduce the rate of inflation, which was still very high, averaging 34.8% in 2001. Reducing the fiscal and quasi-fiscal deficits is also one of the objectives. In the reporting year, the Bulgarian currency depreciated by about 17% against the euro in nominal terms.

After three successful years under the Bank Austria Creditanstalt brand name, the bank continued its highly positive development of business under the new brand name of HVB Romania in 2001. The bank's success in the market is based on a steady widening of the product range, in combination with excellent service quality, which is appreciated by the bank's 7,600 customers.

By the end of 2001, total assets had risen to a remarkable € 290 m. With a view to expanding its customer business, the bank strengthened its capital resources in the past financial year through a capital increase of € 7.8 m and by increasing the subordinated loan from Bank Austria to € 6.9 m. At the end of the year, deposits totalled € 208 m or 72% of the balance sheet total. Lending volume rose to € 144 m, about 50% of total assets. Net income before taxes in accordance with IAS reached a level of € 4.6 m. A major part of the bank's revenues comes from net interest income generated by profitable but conservative lending business, and from interbank business. The ROE reached 33.9% and the cost/income ratio was 52%. These key ratios are evidence of the bank's good performance.

In line with the new Group strategy in CEE, HVB Romania became the first Western bank to start Internet services and online banking in March 2001.

The second branch in Bucharest opened in 2000. In July 2001, this was followed by the official opening of a branch in Timişoara. The bank will continue the ambitious expansion of its branch network in 2002, the final objective being to cover the entire country.

Bosnia and Herzegovina


Sarajevo

Despite economic growth of an expected 5% in 2001, the country's economic output reached only one half of the pre-war level. Supported by the currency board, the monetary situation remained stable. The rate of inflation was low. However, the current account deficit of Bosnia and Herzegovina amounts to 20% of GDP, and the country continues to be dependent on official international payment flows.

With the opening of the representative office in Sarajevo on 19 December 2001, the Bank Austria Creditanstalt Group officially started its activities in Bosnia and Herzegovina. A banking subsidiary will be set up in 2002, and it will become operational in autumn as soon as the necessary approvals have been obtained. The application for a banking licence was submitted when the representative office was opened.

The bank will operate as a universal bank, serving both corporate and retail customers from the very beginning. In the corporate banking sector, financial services will be offered primarily to multinational and local export-oriented companies. The focus will be on export and investment finance as well as payment transactions and documentary business.

In retail banking, the arguments of security and confidence will be used to attract local customers.

There are plans for further expansion into the key regions of Bosnia and Herzegovina.

Yugoslavia


Beograd

A referendum on Montenegro's independence is expected in spring 2002. A possible division of the country and the unresolved political status of Kosovo are hindering reforms. International aid supported economic growth (2001: 5%) and enables the country to finance its large budget and current account deficits in the long term. Debt remission granted by the Paris Club reduced long-term liabilities from US$ 4.6 bn to US$ 1.8 bn, enabling repayment over 22 years. Short-term debt (about US$ 650 m) was rescheduled. In 2001, the inflation rate was close to 100%.

In line with its strategy of expansion in South-East Europe, Bank Austria extended its activities to the Federal Republic of Yugoslavia in 2001. As a first step, Bank Austria opened a representative office in Belgrade in March 2001 to explore local business opportunities and prepare the establishment of a banking subsidiary.

Yugoslavia

€ m	2001
Total assets	33
Net result before taxes	−0.1
ROE before taxes	−2%
Cost/income ratio	142%
Employees	40
Offices	1

In June, Bank Austria submitted its application for a banking licence. In July, the National Bank of Yugoslavia granted Bank Austria the licence to establish a banking subsidiary. At the end of October 2001, after only four months of preparation, the banking subsidiary commenced operations. The banking subsidiary operates under the name of HVB Bank Yugoslavia a.d. As a universal bank, it serves both corporate and retail customers. In the corporate banking sector, financial services are mainly targeted at multinational and local export-oriented companies. In addition to short-term trade finance, the bank offers its customers payment and other banking services. Although the 2001 financial year comprised only a few months, the bank succeeded in building a sizable deposit base, mainly from retail customers. This is clear proof of the bank's successful start-up and the high level of acceptance in the market. In the course of 2002, the range of retail products will be widened to include the Visa card and telephone banking. Moreover, there are plans for rapid expansion into Yugoslavia's major cities.

The Bank Austria Creditanstalt Group has maintained a representative office of CA IB in Yugoslavia since 1997. AWT, the Group's trading firm, has been active in the country for several years.

Supplement to Segment Reporting

Segment reporting reflects the essence of the bank. This is the area that is most strongly affected if the bank shifts in strategic focus or redefines its core competencies. In addition to this, the Bank Austria Creditanstalt Group is gradually bringing its definitions of business segments in line with those of the HVB Group, a process which naturally includes the underlying strategic focuses.

Equity interests no longer presented as a business segment following completion of divestment policy

Equity interests, which were presented in last year's report, are no longer shown in the 2001 report. Today the bank's equity interest policies have a different relevance for the bank than they did several years ago. The strategic withdrawal from an active equity interest policy in the non-bank sector was largely completed in 2000, when the Bank Austria Creditanstalt Group sold most of its remaining non-bank holdings to a foundation which is independent of the bank. In 2001, it sold a further industrial company and its equity interests in three Austrian regional banks to foundations which are independent of the bank. Equity interests are therefore no longer considered a core business activity. The bank now maintains in its portfolio equity interests which are linked closely to its business activities as a universal bank, with only a few exceptions which are still held at present for reasons relating to the company's situation and to the general market situation. Equity interests linked closely to its business activities include material subsidiaries which are consolidated and which are assigned to individual business segments, functional subsidiaries which have assumed spun-off service functions and also increasingly offer these services to third parties, as well as a number of participations accounted for under the equity method. The Equity Interest Management division performs a capital management function for these companies, and ensures that profitability targets and risk management goals are pursued by the respective units. In addition, the division's experts play an important role with regard to acquisitions and tender procedures. Results from capital management activities for subsidiaries are included under the heading "other items/reclassifications". This also explains the high level of capital allocated to this "residual segment".

Asset Management – a core competence of the bank, and a separate segment since 2001

Asset Management (ASM) was presented for the first time in 2001, based on the segment definition of the HVB Group. Asset Management largely comprises the activities of AMG, Capital Invest, Ringturm as well as BANK*PRIVAT*. Specialised foreign asset management subsidiaries whose large trading profits contribute to the segment's results are included as well.

Newly-created Real Estate Finance and Real Estate Customers division combines institutional real estate business with a broad range of tasks

The institutional real estate business was spun off from the segments Corporate Customers and Private Customers and Professionals by the Bank Austria Creditanstalt Group as at 1 January 2001, and concentrated in a new division under separate management responsibility. The newly-created Real Estate Finance and Real Estate Customers division will be built into a "full-service centre" with international appeal, dealing with all aspects of real-estate business. The previous range of products and services will be extended beyond classical credit financing via new business segments such as consulting, portfolio management, valuation and sales of real estate. In addition to general consulting activities, the Real Estate Finance and Real Estate Customers division specialises in the structuring of financing models using equity and debt instruments.

Real estate customers benefit from the comprehensive sales network in Austria, the home market, and also have access to promising CEE markets. The Real Estate Finance and Real Estate Customers division in Austria is also responsible for real estate activities in CEE markets, with an emphasis on Poland, the Czech Republic, Slovakia and Hungary.

The Real Estate Finance and Real Estate Customers division is responsible within the Group for high-volume real estate business. With a volume of € 8 bn and a market share of some 30%, the Bank Austria Creditanstalt Group is market leader in Austria.

Breakdown of financing volume



Office buildings 24%
Residential construction 55%
Commercial property 21%





ZAGREB




BRATISLAVA

Information Technology, Logistics and Transaction Bank

The efficiency and reliability of information technology, as well as the efficient design of procedures and process chains, represent a decisive competitive factor with regard to current banking operations. The far-reaching external changes (euro, statutory requirements) and of course internal changes (CEE subsidiaries, "Bank zum Erfolg" project, HVB Group) thus meant an even greater challenge in 2001 for organisational and IT experts, as well as for the providers of transaction bank services.

Merger of Organisation and IT functions in WAVE systems house. Responsibility for Austria + CEE. Joint management structure under the aegis of HVB Solutions

In order to adjust to the new group structures and to be able to offer Organisation/IT solutions from under a single roof, Bank Austria's Organisation division was merged with WAVE as at 1 January 2001. WAVE Solutions Information Technology GmbH, for its part, is the successor to Dataservice Informatik GmbH (DSI), and is responsible for the entire systems architecture, its further development and maintenance, as well as for all data systems projects, even extending to the customer interface. At the same time, CAMSCO, the systems house active primarily in CEE countries, was integrated into WAVE. Thus WAVE is the Organisation/IT solutions provider for both of the Bank Austria Creditanstalt Group's core markets. A common open systems platform with a high level of compatibility is one of the HVB Group's long-term objectives. With a view to this goal and in order to benefit from synergies at present, HVB Systems (Germany) and WAVE Solutions (Austria) are now working closely together on a project structure covering all locations.

Banking operations and e-business support

Regular banking operations, e-business and development work needed in this connection are managed and maintained by Data Austria GmbH and Informations-Technologie Austria GmbH (iT-AUSTRIA). iT-AUSTRIA operates – as a cross-sector joint venture with other commercial banks and savings banks – the bank's data-processing centre. (Since the company is neither "controlled nor significant" according to IAS criteria on account of agreements with third parties, it was removed from the group of consolidated companies of the Bank Austria Group and accounted for under the equity method.) Data Austria functions as a service unit of the Bank Austria Group in the area of new sales channels. It guarantees ongoing support for its e-business services, and also makes available developers in this field.

Data Austria also supports, for the bank and for customers, the entire range of the Group's call centres which extend from telephone banking to direct marketing. In one of the most modern call centres in Austria, 590,000 calls were answered by a fully-automated system, while 677,000 calls were handled by customer service representatives.

Domus Facility Management GmbH provides services ranging from facility management, fleet management, printed materials, events management and the operation of staff canteens. The company, which also provides its services to third parties, operates according to entrepreneurial principles which are dictated by market conditions.

Transition to target structure impacts IT landscape

Professional project management

In 2001, our systems house and operative support units were kept busy with the "Bank zum Erfolg" project, the merger of CEE subsidiaries of HVB and Bank Austria Creditanstalt, the integration in the International Markets segment as well as the changeover to the euro as legal tender. WAVE benefits from experienced project management teams who have accumulated valuable experience during the past five years of integration, for example, from the "heureka!" project in 2000 and the systems integration at Bank Austria Creditanstalt. By merging project management and IT under a single roof, it is ensured, among other things, that decisions are taken which are not based exclusively on technical grounds, but also take into consideration economic, practical and marketing issues as well.

After the end of the Internet euphoria, projects continue with a greater focus on day-to-day business requirements

The end to the euphoria surrounding the Internet led to a process of re-thinking. Instead of designing major platforms which are susceptible to risk and which rely on a technocracy for maintenance, today there is a greater emphasis on smaller solutions. Communications and transaction links via electronic and Internet banking are being further developed, but subject to the responsibility of the business segments and thus in closer proximity to the customer in terms of divisions and regions. In transaction banking, the optimisation of the value added chain remains on the agenda. Despite steady productivity gains in payment transactions and in securities transactions, these services, which are not so visible to customers, are at the centre of further cost savings efforts. However, one prerequisite still needs to be met for cross-sectoral or cross-border joint ventures, and that is the elimination of the plethora of systems and patchwork regulations in Europe. A pragmatic approach is required in view of costs due to friction, massive investment volumes in the face of earlier investments which have not been amortised, the fast pace of change as well as the irreversibility of decisions.

"Bank zum Erfolg" project

Managing complexity:
Product Management coordinates product, marketing and sales activities, as well as supervisory and EDP/IT requirements up to and including the accompanying change management measures

The "Bank zum Erfolg" project, which calls for the economic and legal merger of Bank Austria and Creditanstalt into Bank Austria Creditanstalt AG, was launched in May 2001. The decision to merge the two major domestic banks of the Bank Austria Creditanstalt Group into a single unit is the final logical integration measure, and will ensure that the Group structure meets economic and market requirements.

The two-brand strategy, which had governed operations on the market prior to this, was an important step on the way to final integration. The goal of this strategy – to minimise as much as possible the impact on customer business caused by the integration of Creditanstalt in the Bank Austria Group and to ensure customers the continuity of personal customer services (thereby heading off the potential risk of customers leaving the bank) – was fully achieved. Over the past few years customer preferences have shifted away from emotional loyalty towards transparency of services.

Despite a largely integrated systems architecture, the two-brand strategy and legal independence still required parallel structures

During this phase of dual brand names, the key prerequisites were met for the merger, the most important being the general standardisation of systems platforms and the integration of all IT activities. Most central divisions such as Treasury, Asset Management, Payment Transactions, Securities Services and Accounting/Controlling were also merged, which has led to considerable cost savings over the past four years.

Cost synergies of € 110 m by 2004 will be largely financed from the respective annual budgets

The "Bank zum Erfolg" project thus could be implemented over a largely integrated group-wide systems architecture. At the beginning of June, the assigned project team commenced its work, and made rapid progress. By the end of July 2001, the general planning phase, which ascertained and limited the scope of the project, had already been completed. The objectives, however, were more than ambitious: no additional expenditures to burden the income statement, and the realisation of cost synergies amounting to € 110 m by 2004.

On 15 October, the team also presented its planning in detail: all the necessary changes were listed individually, and determined to be feasible. For this reason, the Managing Board gave its go-ahead for the project to be realised within the defined parameters.

The "Bank zum Erfolg" project


Planning
Implementation
Preparations for test and "Bang"
Merger of branch offices
2001 | 2002
31 May 2001 Announcement of project
15 Oct. 2001 Start of implementation
18 May 2002 Convergence of expertise
10 August 2002 Bang
"Bank zum Erfolg" project
– synergies of € 110 m by 2004
– new brand name
– standardised products and processes
Banks are identical with regard to expertise
Uniform business model
– target products technically available
– target processes introduced
– target systems and functionality available
– One bank – one system, one product range, standardised processes
– Operations under the name "Bank Austria Creditanstalt"
– Legal merger with retroactive effect on 1 January 2002

Migration scenario: convergence of expertise on 18 May, "Bang" on 10 August 2002

The migration scenario foresees three technical releases in the period from January to May 2002. Each release will result in the replacement of existing products, processes and systems currently running on the still-separate Bank Austria and Creditanstalt clones by the new target products, processes and systems ("convergence of expertise"). On 10 August 2002, these two clones will be merged into a single clone ("Bang"), the data migrated and both banks thus will be fully merged. From this point on, complete support will be ensured in all branch offices, and every customer will have access to all target products in all branch offices. The new company Bank Austria Creditanstalt AG will come into being with retroactive effect as of 1 January 2002 for commercial and tax law purposes.

In addition to the purely technical prerequisites, the employees' ability to deal with the new uniform product range and procedures is a key criterion of success. Thus comprehensive training measures are taking place at all levels of the bank. The training schedule calls for a blend of self-learning modules via the Intranet, seminars and on-the-job learning partnerships. A test and controlling module will be available for the first time in the Intranet, to allow employees and the competent supervisors to receive feedback on the progress being made towards the training goals. The seminar plan comprises some 7,500 training days that will be jointly attended by employees from Bank Austria and Creditanstalt in the period from March to July 2002.

With this final integration step, all remaining overlaps and duplication will be eliminated. Beginning in August 2002, comprehensive marketing and image campaigns will provide massive support for the single sales structure. Thus from the very beginning, the new "Bank Austria Creditanstalt" will operate on the market as Austria's undisputed leading financial institution.

Successful IT integration of Bank Austria Creditanstalt and HVB in CEE

Uniform systems architecture for local universal banking activities

Pursuant to the integration programme, WAVE merged the data-processing systems of Bank Austria and HVB subsidiary banks in the record time of only eight months. Bank Austria Creditanstalt's "CORE02" core banking system was selected as the target system. This universal banking systems architecture – a multi-branching, multilingual and multi-currency system – provides the functionality which is necessary in CEE and guarantees uniformity throughout the entire CEE region. In the course of the integration process, over 53,000 customers and over 140,000 accounts, loans and securities safe-custody accounts were transferred to the new system.

Following an intense phase of preparation, WAVE successfully realised the comprehensive domestic payment transactions project in Croatia. On 15 November 2001, HVB Croatia was one of the first banks in the country to receive an authorisation from the National Bank of Croatia to manage kuna-denominated accounts for corporate customers "without any restrictions" and to settle domestic payment transactions.

Domestic payment transactions in Croatia

One of the largest projects in CEE is the merger of the two subsidiary banks of the Bank Austria Creditanstalt Group in Poland into a single bank. Taken together, BPH and PBK – with 637 business offices, two million customers and 14,000 employees – represent the third largest provider of financial services in Poland. These two banks have a systems architecture that is completely different from that used at other CEE banking subsidiaries: the core system, most of the satellite systems and the support structure as well are entirely different.

Despite the identical core system, disparate trends over several years have further complicated IT integration in Poland

As scheduled, on 31 December 2001 the uniform IT platform went on line at the same time the legal merger took place. The WAVE team "IT Integration Poland" has made an important contribution towards quality assurance with regard to the implementation of this major project, which is scheduled to be concluded at the end of November 2002.

At the World Bank meeting held in Washington in October 2001, "Global Finance" presented the Bank Austria Creditanstalt Group with the "Best Internet Bank In CEE" award. The mandate for the IBI (Internet Banking International) project was issued to WAVE by the former Bank Austria Creditanstalt International. The goal of the project was to create Internet Banking International, i.e., to establish an Internet-based technical infrastructure solution for the retail banking business. IBI has been successfully implemented in Romania, the Czech Republic, Slovenia, Slovakia and Croatia, and there are plans to implement IBI in Hungary, Yugoslavia, Bulgaria and Macedonia.

Best Internet Bank In CEE

Evaluation of System€ introduction in Austria

This project was charged with the task of analysing the possibility of implementing System€ at Bank Austria and Creditanstalt. HVB's technology platform is being further developed under the name "System€ ". The analyses are based on experience gained in the "heureka!" project (the changeover by Bank Austria and Creditanstalt to a common IT platform), and on the procedural models which were established. Division by division, business models, procedures, IT systems and organisation structures were compared and so-called "change requests" (needed changes in the organisation of Bank Austria or Creditanstalt, or in the IT System€) defined. In addition, the implementation project was launched, and the costs determined, from the necessary hardware (PCs, printers, cardreaders, self-service terminals, ...) to the training and support of thousands of employees.

It became clear during the analysis phase that the product offering differs greatly between Austria and Germany (e.g., the range of savings products in Austria and the variety of credit products on account of Austrian promotion schemes, as well as widely-divergent statutory provisions, for example regarding the taxation of interest income.)

Standardisation of IT systems to be achieved via an evolutionary approach

Thus in May 2001, the Group recognised that harmonisation via a "bang" would limit the Group's efficiency on account of the divergence which continues to exist between the respective business environments and business practices, and thus could only be achieved at the cost of market-share loss. A common IT platform remains a long-term goal, but will be achieved gradually in the course of new developments, improvements, etc.

Systems integration and updates in the divisions

Supporting analysis of credit risk

For the Corporate Customer and Credit Risk Management divisions, as well as the newly-created segment Real Estate Finance and Real Estate Customers, major projects are being implemented in view of more differentiated risk evaluation (in anticipation of the New Basel Capital Accord), a common reporting system for the HVB Group and the standardisation of remaining disparate processes at Bank Austria and Creditanstalt.

Cost synergies of € 625 m by 2004, € 305 m of which will result from the merger of Bank Austria and Creditanstalt



Synergies in respective year and cumulative ...
... from the elimination of regional overlaps pursuant to the Bank of the Regions Agreement by 2004: € 320 m p.a.
... from consolidation measures in Austria, including the "Bank zum Erfolg" project, 2000/2004: € 305 m p.a.
€ m
600
500
400
300
200
100
0
2001
2002
2003
2004
225
100 RoW, CEE
75 heureka!
50 Bank Austria Creditanstalt
435
+50 RoW, CEE
+90 IT systems
+70 Bank Austria Creditanstalt
570
+50 Poland
+30 IT systems
+55 "Bank zum Erfolg"
625
+55 "Bank zum Erfolg"

Integration of HVB/CEE subsidiaries in Bank Austria trading systems and further mergers into divisions

Wallstreet, the front office trading system, was migrated from the text version to a Windows interface, and at the same time a new release was implemented. Together with the treasury units of HVB and Bank Austria in Prague, Budapest and Bratislava, the front office environments were evaluated. The existing Bank Austria environment (Wallstreet, Opus and BTS) was selected. All front-office transactions at both banks were migrated to the new common structures, and operations commenced successfully on 1 October. The merger of the share trading departments (Sales and Proprietary Trading) of CA IB and Bank Austria into a single unit was successfully implemented. This was accompanied by a physical merger of the departments at the Julius Tandler-Platz location in Vienna. Corporate finance activities were combined in a single unit. International Markets in London will continue to exist as a separate unit. Following the termination of the co-operation agreement between Bank Austria and BNP-Paribas, the data-processing centre for the custody system ABSC/Billing had to be relocated. The business case indicates cost savings amounting to one-third of previous operating costs.

Payment transaction and securities settlement procedures modified to meet new statutory and technical standards

In the securities and payment transaction areas, numerous Organisation/IT measures were implemented on account of statutory requirements or necessary third-party conversions: these changes involve US withholding taxes, the amendment to the Austrian Investment Fund Act (pre-emptive tax on foreign mutual funds), the adaptation of the reporting process to the Austrian Securities Authority. In addition, technical changes include the new SWIFT formats, and with respect to order routing, new releases of the exchange and clearing systems (XETRA, BOSS-Cube), as well as five major changes and updates affecting payment transactions.

Administration benefits from rationalisation measures and a more user-friendly system

A state-of-the-art file management system developed by WAVE has been used by the Group Legal Department since mid-2001 (a client/server solution with links to the bank's key systems, a graphical user interface, data storage in a central computer and some 250 document templates which can be used for correspondence). Thus all activities by members of the Legal Department, such as declaring loans due and payable, collection proceedings, correspondence with courts/attorneys, estates, declaring items null and void, cases of fraud etc. can be stored, managed and invoiced as electronic files (this currently involves some 100,000 cases, some 30,000 of which are being processed). The cost-savings impact is reflected in the fact that each legal officer handles some 1,300 ongoing cases, which is, compared to other banks, three times the average volume. In future, the file management system, as an "open system", can also be introduced to all other departments or subsidiaries which manage files (e.g., Special Accounts Management, Bank Austria Creditanstalt Leasing).

Changeover to euro banknotes and coins

Despite the logistical demands involved and the difficult-to-predict behaviour of retail customers, the Bank Austria Creditanstalt dealt efficiently with the introduction of euro banknotes and coins – a milestone of European integration. Thanks to a high level of cooperation between the affected departments, and particularly to the commitment of many employees, we succeeded in making the leap to a new currency era without any difficulty. Some 700 employees of WAVE, various speciality departments, iT-AUSTRIA and the payment transaction organisation worked as permanent members on the project. The subsidiaries iT-AUSTRIA and Domus Facility Management made particularly significant contributions to the optimal handling of technical and logistical aspects of the changeover. At the turn of the year, an additional 1,500 employees active in sales operations carried out the necessary start-up measures. From mid-December to mid-January, employees, particularly those in sales entrusted with handling the new currency, faced a major challenge.

Smooth, problem-free changeover to euro banknotes and coins

The technical/organisational prerequisites – the conversion of the banking group's ledger, dual pricing in euro and schilling, and a trial run for the technical/organisation systems changeover – were met in the last few months of the year without any loss in quality. At the turn of the year some 13 million accounts were converted from schilling to euro. Year-end account statements and the conversion to the euro were completed on schedule and without any difficulty between the end of the last business day on 28 December 2001 and the opening of all branch offices on 2 January 2002.

For the Bank Austria Creditanstalt Group, some € 1.6 bn in notes and coins was distributed in 1,228 delivery stops, to our branches and corporate customers during the pre-delivery phase from September to November 2001. This represents 1.1 metric tons in coins, and 37 metric tons in notes. Moreover, by year-end 2001, some ATS 2.5 bn were returned by our branches. This corresponds to 7,552 bags of coins weighing a total of 121 metric tons.

The technical/organisation systems changeover at our international units, as well as the provision of euro banknotes and coins, were handled without any difficulty.

Domus Facility Management GmbH in 2001

Following the previous years' successful integration measures, Domus Facility Management has made a name for itself as the sector's top service provider. The company emerged from Konzernservice-Betriebe GmbH (KSB) in 2001, into which all of the Group's service units were transferred in 2000. One of the purposes behind the change in name is to highlight the company's reorientation from that of an internal service provider to that of a company operating according to market principles. For the Bank Austria Creditanstalt Group this provides complete transparency of costs and performance, allows prices to be established in line with market conditions. Thus the new orientation indirectly makes an important contribution to keeping administrative expenditures at a stable level.

The range of services offered by Domus extends from catering, events management and personnel services to printing, facility management and security services. These services are complemented by professional real-estate management within and for the Group combined with the know-how and the services of Domus Plan with regard to construction project development and construction management, all of which strengthens the market position of Domus Facility Management.

The entrepreneurial approach is reflected in the company's new structures: decision-taking hierarchies were streamlined and new career paths were created. Lean account management and facility management improve the company's customer orientation, as consulting and other services are offered "under a single roof". The excellent turnover and profitability figures for the year reflect the fact that the company met its quantitative objectives. Turnover climbed by 6% to € 67.5 m, and results from ordinary activities totalled € 1.2 m, which was considerably above budget. The increase in turnover resulted mainly from services performed for third parties. Despite broadening the range of products offered, the company achieved considerable synergy effects through the ongoing optimisation of internal work procedures and the introduction of computer-supported settlement of orders.

Increase in turnover through sales to customers outside the Bank Austria Creditanstalt Group

Despite the use of new facilities during the reporting period, the Bank Austria Creditanstalt Group's expenditure for office space was maintained, or actually slightly reduced.

In addition to an optimisation of costs and quality for the "internal market" within the Bank Austria Creditanstalt Group, the company's goals for 2002 include achieving a still higher level of customer satisfaction, entering into cooperation agreements with strategic partners and achieving a stronger presence on third markets. In this connection, Domus Facility Management and Domus Plan also plan to position themselves in CEE countries via their range of products and services as facility management companies focusing on "everything related to real estate".

Group Payment Transactions division

Improvements in productivity and reliability

The success of the Group Payment Transactions division is measured in technical terms based on reliability and speed, and in economic terms based on productivity, i.e. in terms of absolute costs and transaction volume. In the past year, by further optimising processes and implementing new technologies, the division succeeded in handling a significantly larger number of transactions with considerably fewer personnel, while maintaining the same high level of quality. Further progress was made towards increasing the degree of automation used in domestic and cross-border payment transactions. Through organisational and technical improvements in payment transaction production it was possible to increase productivity in 2001 by some 5%.

The Bank Austria Creditanstalt Group is the undisputed market leader in Austria in the field of foreign payment transactions. New software (FPI, Foreign Payment Investigations) has been installed to deal with foreign-transaction related complaints. With the help of this new software, it has been possible to eliminate potential sources of mistake and to reduce the number of relatively time-consuming investigations by 20%. For the fourth quarter of 2002, there are plans to expand the use of such software to domestic-transaction related complaints (DPI, Domestic Payment Investigations). A similar level of success is expected here as well.

New high-tech equipment was installed in the dispatch area in order to improve service quality. Both new "mail streets" (systems on which a computer delivers the

Productivity growth in payment transactions



Transaction volume in millions
Man-years
450
400
350
300
250
200
150
100
50
0
500
450
400
350
300
454
437
405
388
365
1998
1999
2000
2001
Planned for 2002
Paperless transactions (domestic)
Paper-based payment transactions (domestic)
Foreign payment transactions/FPT cheques
Man-years

contents of an envelope directly into the envelope) have a capacity of filling 18,000 envelopes per hour. The resulting increase in the number of completed envelopes creates the possibility for further rationalisation measures.

The regulation by the European Parliament and the Council on cross-border payments established the legal basis for payment transactions among member countries of the European Union. For consumers, this regulation means that payments within the EU must cost the same as payments within their home country. For card-based transactions, the cost advantage will be in place by 1 July 2002, and for transfers – on account of all the preliminary work that must be performed by banks – twelve months later. Banks will compensate for the resulting loss in income through corresponding rationalisation measures. National payment systems must be adapted for the (virtually) border-free payment transaction area. This requires, in addition to the development of new standards, the creation of a common legal framework which banks, the ECB, the European Commission, consumer protection agencies and national parliaments still need to realise.

The major challenge for the Group Payment Transactions division at the turn of 2001/2002 was the euro conversion affecting mass non-cash payment transactions. The danger of customers confusing the two currency units was, next to technical/IT issues, the greatest source of concern. Only through systematic, preliminary checks, a broad public relations initiative and targeted customer and employee information was it possible to implement the changeover relatively free of problems and to the full satisfaction of customers.

Austria uses occasion of euro changeover to switch to UN/EDIFACT

Austria is the only member country that used the occasion of the changeover to the euro to replace country specific electronic payment transaction standards with globally-accepted transmission standards (UN/EDIFACT). This measure was viewed internationally as a significant preliminary step towards the creation of a standardised, efficient EU-wide payment transaction system. The Bank Austria Creditanstalt Group is currently the world's largest processor of multiple UN/EDIFACT transmissions in the payment transactions area.

Platform for cooperation with subsidiary banks in CEE

There is a high degree of cooperation in the payment transactions area with subsidiary banks in Central and Eastern Europe, which was further strengthened in the course of the past year through a newly-created platform for cooperation. The development of a broader range of standardised payment products will make it easier for our customers to settle their transactions in the CEE region.

Consolidation success for Securities & Treasury Services

Transaction bank function for securities and treasury operations

The Group Securities Services division (GSS) is responsible for the safe custody and settlement of the securities and treasury operations of the entire Bank Austria Creditanstalt Group. The development from being a back-office unit to a service-oriented transaction unit with a service mentality focused on serving internal and external customers took place gradually: in 1998 the teams at Bank Austria and Creditanstalt were integrated. In the course of the "heureka!" project, the systems architecture at both banks was harmonised in 2000. A comprehensive reorganisation in autumn 2000 separated account management functions from daily settlement transactions.

GSS was also affected by the restructurings in the Bank Austria Creditanstalt Group: at the beginning of the year the Treasury Operations department was transferred to the GSS division. The swap book at the London branch, which was transferred to the HVB, was integrated in terms of settlement procedures in mid-May. The new strategy of CA IB (cf. page 78) and the integration of its share trading operations in Bank Austria made it necessary to reorganise the corresponding mid-office and back-office functions. This was implemented during the second half of the year. All of the restructuring measures in the securities and treasury operations were made in line with the principle of "separation of functions".

4.8 million transactions in 2001



Transfers of securities (internal and external)
Foreign exchange and money market transactions (incl. derivatives)
Capital measures and income credit entries
Retail orders
Physical deliveries
Securities derivatives and securities lending/repos
Securities settlement (incl. Securities Plan)

New products compensate for declining volume in a difficult environment

The global bear market in the equities sector served as backdrop for business activities in 2001, and even more so in light of the fact that both investors and issuers modified their behaviour on account of the long-lasting and far-reaching market correction. This had both a positive and negative impact on the development of transaction volume: the number of securities settlements (domestic and foreign, including derivatives) decreased by over 20%, but an increase in Securities Plan settlements (up by over 50%) largely succeeded in compensating for this decline. Securities lending/repo business also doubled, even if the volume of such business is of lower significance. Settlements for capital transactions declined slightly, although the number of securities categories involved increased by 25%. There was a strong increase in external transfers of securities, while transfers of securities within the bank declined. The slight decline in securities transactions was offset by a sharp increase (up 16%) in money market, foreign exchange transactions and treasury derivatives, and thus the overall transaction volume remained the same as in the previous year (on a pro-forma basis reflecting the expanded responsibilities). Altogether, GSS handled some 4.8 million transactions in 2001 (refer to chart on previous page).

Growing demand for securities, particularly funds and retirement-planning products

Our planning assumes that the stagnation in 2001 represented a temporary departure from the general trend on account of the unusually long bear market, rather than a complete break in the trend. Demand for securities is again growing, and creative new retirement planning products, especially the transaction-intensive securities savings plans, will result in further demand. This is also reflected in developments affecting safe-custody account management and custodial bank functions for investment management companies: the number of safe-custody accounts declined merely on account of the expiry of anonymous accounts, while the volume of securities managed remained virtually constant despite price declines. The number of mutual funds managed by the bank increased by 5%.

Market leader in services for issuers

The service for issuers comprises services offered to publicly-listed foreign and domestic companies within the framework of capital increases or as paying agent. In this commission-based business, which plays an important complementary role to the bank's core business, Bank Austria is the undisputed market leader in Austria.

In 2001, GSS's activities focused on customer advisory services and productivity gains. The interface to the securities business on the retail side was optimised in conjunction with AMG, which takes a leading role in advising branch offices. Through improving the process chains and the introduction of a new post-processing system, the bank succeeded in reducing the number of discrepancies to a minimum, and reduced the overall complaint ratio, especially with regard to the difficult settlement of capital measures and income credit entries, to 0.4 per mille.

Synergies from merger of Bank Austria and Creditanstalt.
"Bank zum Erfolg" project to yield additional productivity gains

The positive performance indicators reflected the external and internal training measures which were introduced last year, the improvements in internal communications providing employees with a better understanding of the overall business environment, as well as a more flexible approach with regard to peak business periods. The number of overtime hours dropped by 19%, and personnel expenditures were reduced by 8%. This resulted in a further gain in productivity. Thus GSS also contributed to the consolidation process within the Bank Austria Creditanstalt Group. The "Bank zum Erfolg" project will take centre stage in 2002. The changeover from parallel clones to the complete unity of processes and systems will result in further synergies.

Evolutionary and pragmatic strategy of gradual steps, conservative approach with regard to cross-border mega projects

A sense of sobriety has settled over the transaction bank projects which were started in the years when the exchanges enjoyed a bull market. Cooperation efforts in progress in Germany came to a halt, the national Swiss project was temporarily postponed, and the pace of growth among remaining programmes has slowed appreciably. It has become apparent that the necessary anticipatory investments pay off relatively late when the number of transactions is in decline and when the securities business is faced with heterogeneous demands. Moreover, previous investments in former systems are endangered. This applies with even greater force to cross-border cooperation efforts, where national particularities, especially with regard to taxation and reporting requirements, make standardisation difficult and thus significantly add to start-up costs.

Nevertheless, the trend towards greater concentration will prevail over the long term, although at a somewhat slower pace and over many stages. National markets will take precedence at the start, and even here plans will be individually tailored, e.g., whether, in the face of pending system changes, one should join a settlement association or simply contract for their services. Supra-national cooperation efforts will arise only once the EU has harmonised its taxation and other statutory requirements to such a degree that common interests outweigh differences.

Human Resources

In 2001, the transition to the target structure of the Bank Austria Creditanstalt Group in Austria and CEE, its core market, was reflected in the Group's human resources policies. On account of the accelerated pace of integration between Bank Austria and Creditanstalt, the bank was faced with personnel and labour law issues which should not be underestimated. In Central and Eastern Europe, the new organisational units – created either via merger or newly established – required officers to be appointed to top management, and needed assistance to create a decentralised human resources management system.

New structures in the Human Resources division – creation of a decentralised *human resources management system*

In addition, the Human Resources division organised itself in line with the new structures within the bank, thereby integrating the personnel departments of Bank Austria and Creditanstalt: within the new organisation, three units are responsible for the ongoing human resources needs within business segments. One team supports the CEE and International Markets divisions. Another team is responsible for the divisions Corporate Customers, Multinational Corporates, Risk Management and Organisation, IT as well as Real Estate Finance and Real Estate Customers. The third department advises the Private Customers and Professionals division, the Asset Management division and support units. Through this organisational structure, there is a greater understanding of the – highly disparate – needs of the operative units.

Countdown for integration begins

The legal merger of Bank Austria and Creditanstalt has a major impact on the work of the Group Personnel department. The department's objective is to create personnel policies which are fair, transparent and which help to prevent conflict. For this reason it is necessary to deal with numerous integration-related issues in the personnel area, since the operations of Creditanstalt along with its personnel policies are to be absorbed by Bank Austria Creditanstalt. Uniform rules and regulations need to be created with regard to part-time working opportunities, the tracking of work hours, social facilities and training processes.

All of these personnel and pension-related issues, along with tasks in connection with personnel expenditures and staffing issues, are handled by the newly-created Group Personnel department.

Human resources activities are based on the principles described below. As mentioned in the Bank of the Regions Agreement, the "intelligent" interplay of decentralised and centralised competencies is one of the guiding principles: in line with the guidelines which apply to the entire HVB Group, a flexible group of local units is being established which is characterised by transparency and great diversity, but which at the same time ensures a high level of professional personnel management, which has always been an important consideration at the Bank Austria Creditanstalt Group. On the one hand, room should be maintained for individual initiative, and creativity should be allowed to be expressed within a group which crosses national borders – the key word is diversity. On the other hand, professional standards for human resources development should be used to create a reliable, predictable environment from both the perspective of the bank as a profit-oriented business, as well as from the perspective of employees.

The career and job-security interests of employees can only be guaranteed by the long-term financial success of their employer. Thus the bank, under strong market pressure, also has to take into consideration the need to achieve staffing objectives in a socially responsible manner.

On the other hand, motivated, committed and flexible employees are, particularly for a services company, a prerequisite for customer satisfaction, technical expertise and thus financial success. This is to be achieved through constantly improving qualifications of our existing staff, based on selective recruitment, management development, incentives for and recognition of top performers, and continuing training measures which go beyond purely technical requirements.

Staff numbers
Year-end 2001



35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
33,827
14,707
3,963
15,157
2001
Poland: BPH, PBK incl. Hipoteczny
Countries other than Austria
Bank Austria Creditanstalt Group in Austria

Commercial employees
Employee relationships including employees on maternity leave and apprentices

Acceleration of integration in Austria

From the very start in 1997, one of the goals behind the integration of Bank Austria and Creditanstalt was to make use of as many common structures as possible, while maintaining a two-brand strategy for customers. Despite the fact that the companies were legally independent, the Group succeeded in achieving considerable synergies. The "heureka!" IT project alone, which was associated with substantial training costs and change management activities in 2000, resulted in major progress. With the decision to completely – including legally – integrate the banks ("Bank zum Erfolg" project), the process was sharply accelerated, and already planned measures were given priority and quickly implemented. In 2001, the regional sales organisation in the domestic business segments Corporate Customers and Private Customers and Professionals was integrated and re-established in a streamlined form. Both brand names will be used until August 2002. The regions were newly defined and, with the help of a transparent hearing procedure, new appointments were made to management positions. For this purpose, there were a total of 42 hearings for managers of regional offices (28 appointments) as well as 196 hearings for market segment managers (80 appointments).

In order to increase the attractiveness of careers in retail banking, the bank added a "sales" track to its two traditional career paths ("management" and "expert" tracks). This third career path upgrades the value assigned to direct work with customers, and opens the door for more rapid career advancement for employees in sales positions, without having to depart from the principle of a flat hierarchy.

Integration of Creditanstalt employees in Bank Austria

As planned even prior to the merger decision, support functions at both banks were merged into Group functions during 2001. One of the most important tasks of the Personnel department during the past business year involved the legal and administrative integration into Bank Austria of just under 900 employees from Creditanstalt. These employees are active in Group functions, and therefore pursuant to labour regulations were to be given employment contracts by Bank Austria. The preparation, negotiation and implementation of the respective internal staff regulations were all concluded on a timely basis. In addition, an internal staff regulation was passed to deal with the implications under labour law of the loss of the City of Vienna as deficiency guarantor. This regulation will apply to all new employees beginning in 2002.

With the legal merger in August 2002, "Bank Austria Creditanstalt" will absorb the remaining 3,700 Creditanstalt employees. The details of the absorption process are basically in line with the agreements reached in 2001. In addition to this, there are numerous other integration issues to solve, as all personnel regulations for Creditanstalt employees will be absorbed by "Bank Austria Creditanstalt". Work began in 2001 to create uniform conditions for all employees by the merger date, which will extend from part-time working opportunities, the tracking of work hours, social facilities and training processes, to financial terms and conditions for employees.

Central and Eastern Europe

In 2001, the newly-created Human Resources CEE department dealt largely with regional integration tasks in Poland, the Czech Republic, Slovakia, Hungary and Croatia. In those countries where the legal merger between Bank Austria and HVB units was scheduled for 1 October, the top three levels of management were appointed on time and the employment contracts were standardised. The changes were accompanied by change management programmes. Together with the local human resources managers, we made it our highest priority to provide the some 3,000 employees already active in these countries for our Group prior to the merger in Poland with a clear picture of the changes to be expected, and to involve these employees in the ongoing process.

In Poland, some 13,400 employees are affected by the merger of BPH and PBK. The top three management levels have already been appointed, and all necessary prerequisites have been met in order to realise the considerable potential for synergies – flanked by a professional change management team at the personnel level in a delicate environment.

Human Resources CEE supported the strongly-expanding subsidiary banks in the region of South-East Europe, and provided human resources expertise in connection with Bank Austria's participation in several privatisation tenders. In Yugoslavia, our newly-created subsidiary bank has already incorporated these personnel policies and internal staff regulations. Projects related to the creation of new banks in Bosnia and Bulgaria were begun and are being vigorously pursued.

Staff reductions at Bank Austria and Creditanstalt

Staffing levels at Bank Austria and Creditanstalt

(incl. subsidiaries that perform specialist functions and data processing subsidiaries)


1996–2004
–24.9%
2000–2004
–12.9%
16,000
15,000
14,000
13,000
12,000
11,000
10,000
9,000
0
15,438
14,760
14,217
13,613
13,322
12,636
12,127
11,600
–4.3%
1996
1997
1998
1999
2000
2001
2002 Plan
2003
2004 Target

Forward-looking human resources planning

Mergers have been undertaken in Austria – and are being undertaken in CEE – in order to benefit from earnings synergies through greater market coverage and by participating in growth markets, and to achieve cost reductions through the elimination of duplication and through a more efficient division of labour.

Personnel statistics

The results of consolidation efforts on the overbanked Austrian market have already been mentioned several times throughout this report. They are also reflected in the steady implementation of the bank's personnel objectives, which can be expressed in well-defined, manageable figures. Initially for Bank Austria AG and Creditanstalt AG on a pro-forma basis, then beginning in 1997 for the Group, later including the separate company Bank Austria Creditanstalt International in Austria, and finally as the sub-groups of Bank Austria + Creditanstalt in Austria (by staffing levels including subsidiaries performing specialist functions and services, but excluding staff at unconsolidated companies). According to these figures, staffing levels in Austria have been reduced by 25% since 1991, and by 18% since 1996. The personnel target for 2004, which was defined at the same time as the merger project was decided, is 11,600 employees, which corresponds to an additional reduction of 4.3% (see chart on page 127).

Qualifications initiative and management development

The training facilities of Bank Austria and Creditanstalt ("CA-Akadamie") were merged at the beginning of 2002. The goal was, and is, to combine the best aspects of each bank's offering into a challenging and effective programme, thereby making an important contribution to the merger of both corporate cultures. An example is the comprehensive range of computer-based training (CBT) in the "specialist training" segment from Creditanstalt as well as the demanding international programmes in the "management qualification training" segment from Bank Austria.

In the course of the past year, our employees consumed some 39,200 training days, and participated in some 2,300 seminars.

A broad development and training initiative launched at the beginning of 2002 is aimed primarily at promising junior staff, executives and managers. The programme is run outside the bank together with renowned universities and international business schools.

All of the participants in 2001, a total of 40 executives at the second and third management levels, successfully completed the university-style examinations.

In the coming months, additional training measures will be implemented pursuant to the "Bank zum Erfolg" project

"E-business as market strategy" is the name of a bank-wide training offensive which began in the first quarter of 2001, in the form of web-based training on the topic of e-culture. The participants themselves are responsible for training results. An integrated test ensures that all employees have a solid knowledge of business via the Internet, in particular in the e-banking segment. A further objective of this training was also to increase the share of online-banking users among the bank's own employees.

A special training programme, with a focus on risk management, was prepared for our subsidiary banks in CEE to promote and benefit from the diversity of our employees. In order to ensure uniform, Group-wide quality standards in this area, trainers from CEE countries were trained in special seminars together with their Austrian colleagues.

In line with the strategy of holding training sessions on location if possible, employees from Bank Austria's training department participated in the integration process in Poland, and provided both strategic and organisational support, particularly in the areas of training systems and training measures.

Trainees – tomorrow's top performers

In 2001 a new trainee programme was developed for particularly qualified graduates from universities and schools of higher learning. Graduates are selected after an evaluation by our Assessment Center and a positive recommendation by the respective business unit. During a 15-month training period, trainees are advised by a mentor in the respective business unit. Through on-the-job training and hands-on experience in related departments, results-oriented thinking and behaviour is a key element of training from the very beginning. General management abilities such as presentation techniques, project management and financial English are further core aspects of the training process.

Development programme for high-potential individuals

Sixteen participants from nine CEE countries successfully took part in a programme in 2001 which was developed jointly with the Vienna University of Economics and Business Administration. In terms of content and time-commitment, this course of study is comparable with a Masters of Business Administration programme. The participants were selected by the subsidiary banks themselves. This human resources tool is highly regarded by participants and by the responsible personnel officers. All available places for the course have already been taken for the coming year.

Ticket to success

Employee turnover can fluctuate sharply, particularly in times of change. To counteract this trend, the Managing Board decided at the beginning of October to start an employee loyalty programme called "Erfolgsticket" (ticket to success).

Some 260 high-potential individuals were selected for their high level of commitment and presented with "Erfolgstickets" in the amount of € 5,500, € 7,250 or € 14,500. This ticket is a training coupon that can be used for further individual development, e.g. participation in international management development programmes.

High-quality training and continuing education opportunities for high-potential individuals

Social competence, diversity/equality management

For years Bank Austria has been recognised as a company with social competence. Equal opportunity is a reality here, and is achieved through a process of enhancing awareness and through a favourable work environment (e.g. with a company kindergarten), and not through directives.

The objective well-being of our employees is an important concern. For Bank Austria as a responsible employer, the health of employees is of great importance – slogan: good health also pays dividends! With the merger of the health facilities of Bank Austria and Creditanstalt, teams of doctors and other health professionals are available to employees at three locations for both preventive medicine and treatment.

Current efforts under way at both Bank Austria and Creditanstalt to promote equal opportunity were combined in the new Group Personnel division. Under the concept of diversity, which goes beyond gender considerations, these efforts were made an important aspect of the division's work.

Diversity describes the phenomenon of variety, and promotes a positive response to the differences among humans that take the shape of gender, race, language, ethnic-cultural and religious values, marital status, age, social status, etc. Most important is the realisation that the key to the long-term success of a company lies in making use of all the various qualities, talents, and the complete range of employee personalities, and not the mere sense of benevolent responsibility for these employees.

Personnel division: a key player in establishing a sustainable corporate structure

Employee particularities should be viewed as valuable assets. The conscious management of diversity results in higher productivity and greater competitiveness. In fact, it is the combination of varying perspectives and abilities that promotes creativity and innovation.

Equality management – equal opportunities for men and women – is an important consideration. With females accounting for 54% of the workforce, it is of great importance for the company to recognise the "high potentials" among its female employees, and to promote and take advantage of this potential, thereby also gradually reducing the imbalances which exist at management levels.

Through a broad range of activities, pilot projects and the development of strategies, the bank is attempting to strengthen its commitment to the concept of diversity/equality. A number of examples in this regard: including diversity/gender considerations in training programmes; special seminars for female managers/ promising junior staff, and for women returning to the bank following maternity leave; the ability to maintain contacts during maternity leave; providing a variety of information material to those on maternity leave; various part-time work opportunities and mentoring.

The constant monitoring and further improvement in the work environment, and the promotion of the process enhancing awareness throughout the Group, are the tasks of specially-appointed diversity/equality managers.

Corporate Communications

Within the HVB Group, the Bank Austria Creditanstalt Group is responsible for managing business activities in Central and Eastern Europe. This lead function also applies to corporate communications. In order to fulfil this task in the best possible way, at the beginning of the year Austria's largest bank restructured its communications tasks into three functions: Group Internal Communications (GIC), Group Public Relations (GPR) and Group Marketing Communications (GMC). Each of these three units has responsibility for its respective areas of competence both in Austria and in CEE – for all Group brands in this region.

Group Internal Communications

The successful implementation of corporate strategy goes hand in hand with comprehensive and targeted information provided to employees – a fact that applies not only to Bank Austria. On account of the merger with HypoVereinsbank and Bank Austria's function as lead company for Central and Eastern Europe, the number of "internal customers" served by the communications team has continually expanded. In order to respond appropriately to this trend, Group Internal Communications (GIC), a support function reporting directly to the Chairman of the Managing Board, was established at the beginning of the year.

Key task: coordinating corporate communications within the Bank Austria Creditanstalt Group and its subsidiaries in CEE

In addition to the production and dissemination of Group information, the most important tasks handled by this department include the coordination of corporate communications within the Bank Austria Creditanstalt Group and its subsidiaries in CEE. Through an optimal mix of classical (print) and modern (Intranet) media, some 30,000 employees are continually supplied with current, comprehensive information. For the CEE business segment, a periodical entitled "CEE Visions" was created which informs readers about current trends in this important growth region. In order to provide all subsidiaries with access to relevant data at a corporate level, an Extranet platform was installed. What was initially conceived as a pilot project for a number of subsidiaries proved to be a success during the test phase, and has been used by virtually all subsidiary companies since mid-year. The activities of Group Internal Communications were rounded off by numerous events held within the bank in which both top management and employees participated.

During the current business year, corporate communications will focus on the merger between Bank Austria and Creditanstalt, and ongoing efforts will continue to fine-tune existing, as well as implement new, communications tools.

Group Public Relations

Group Public Relations (GPR) is responsible for the Group's public relations activities in Austria and the CEE region, which involve press contacts, publications, events, the Internet as well as the arts and culture.

The Bank Austria Creditanstalt Group is consistently positioned as Austria's top bank and the leading bank in Central and Eastern Europe

Four main areas of emphasis determined the Group's PR work in 2001: in spring, the decision was taken to merge Bank Austria and Creditanstalt. GPR provided the public with information on the integration process that will be completed in summer 2002, and positioned the new Bank Austria Creditanstalt as the leading Austrian provider of financial services. GPR placed strong emphasis on an active, open approach to communications in this regard.

The role of the Bank Austria Creditanstalt Group as competence centre within the HVB Group for the growth markets in CEE was heavily promoted. GPR supported the integration process between Bank Austria Creditanstalt and HVB units in individual CEE countries. The high level of cooperation with local communications units has proved to be very successful.

The bank's leading position in Central and Eastern Europe was consistently promoted, particularly via the international media.

In Austria, its domestic market, the new Bank Austria Creditanstalt plans to strengthen its market position in the regions outside the Vienna area. Group Public Relations conveyed this message to the public, and intensified supra-regional PR activities.

Euromoney again honours the Group's CEE activities with the "Best Bank in Emerging Europe" award

The Bank Austria Creditanstalt Group launched a series of international events – the Bank Austria Creditanstalt Forum on Europe – underlining its position as the region's leading bank. The highlight of the series took place in Vienna on 20 September, at an event which counted over 600 high-level participants from the fields of business and politics from more than ten countries. The event was very well received by the participants, and positive reports were published by the national and international media.

Central and Eastern Europe was also the focus of the Group's cultural sponsoring activities. An important project during the year was "Kulturraum Mitteleuropa", which is working to establish a comprehensive sponsoring programme for the region of Austria and CEE. This programme pursues a clearly-defined sponsoring strategy with an emphasis on the fine arts, music and literature.

In the fine-arts sector, the Bank Austria Kunstforum has established itself as one of the leading art galleries in Austria. Since it was set up in 1988, over 3.2 million art enthusiasts have visited the Bank Austria Kunstforum. In 2001 as well, our art gallery had some 200,000 visitors, attesting to its continued popularity among the public.

In addition, the Bank Austria Creditanstalt Group also supports aspiring young artists through the purchase of works of art, and once a year it awards the Eisler Prize in memory of the respected Austrian artist Georg Eisler. Together with the Vienna Philharmonic Orchestra, the Group supports young European musicians at the master course held at the Trenta International Music Forum, where the most promising musicians are instructed by members of the orchestra.

Group Marketing Communications

At the beginning of the year, the advertising teams of Bank Austria and Creditanstalt were reorganised to form a single strong and efficient team. Group Marketing Communications (GMC) comprises an advertising strategy unit and an implementation unit. It is further divided into a CEE team, a sports marketing team and back-office functions.

The new brand name will continue to equally reflect Bank Austria and Creditanstalt. Beginning August 2002, the new name will be Bank Austria Creditanstalt. The "Bank zum Erfolg" slogan used in Austria will remain unchanged

In Austria, the bank changed over to the creative agency Jung v. Matt in the middle of the reporting year. In addition to providing support for sales priorities, the initial main task is to gradually blend together the two strong Austrian brands "Bank Austria" and "Creditanstalt". This blending process will lead to the creation of the combined brand name "Bank Austria Creditanstalt" in August 2002. In this combined name, each brand is given equal recognition, thereby offering the customers of each bank a familiar "emotional home". The proven slogan: "Die Bank zum Erfolg" – already used in 1948 by the former Länderbank, one of Bank Austria's predecessor institutions, and since the 1980s by Creditanstalt – will continue to communicate the main concern of Bank Austria Creditanstalt: the success of its customers.

On account of the currently practised partner advertising, i.e., the joint marketing by both banks of harmonised products and services, synergies are being achieved which amount to some € 8.5 m per year.

In the other countries of Central and Eastern Europe, work has begun under the aegis of GMC to implement the globally-valid brand strategy determined in Vienna and Munich that helps to realise the "Bank of the Regions" strategy at the branding level.

In Poland, where the merger of BPH and PBK created the country's third largest bank, work has also begun towards developing a new brand name. Next to "HypoVereinsbank" in Germany and "Bank Austria Creditanstalt" in Austria, the subsidiary bank in Poland will be the third strong independent brand within the "HVB Group". Until technical systems are harmonised at year-end 2002, the subsidiary will operate under the combined brand name "BPH PBK".

In the other CEE countries, neither HypoVereinsbank nor the Bank Austria Creditanstalt Group – due to their target group strategy – invested heavily to build up the respective local brands in the past. In order to achieve the highest possible synergy effects with the general brand name "HVB Group", under which the Group competes internationally, the Group operates in these countries under the brand name "HVB + name of country", such as "HVB Slovakia". This principle is followed globally. In those areas for which Bank Austria Creditanstalt is responsible, the "red wave" is an integral part of the logo. This establishes a link to the previous market presence, and also documents the leadership role played by the Bank Austria Creditanstalt Group.

In Central and Eastern Europe, the global branding strategy has been implemented.
Brand names in CEE: HVB + name of country + Bank Austria's "red wave"

In order to find the optimal local advertising partner to help the Group implement its creative strategy, competitive presentations were held in all of the CEE countries. While independent, local creative agencies serve our subsidiary banks, the entire media budget of the Bank Austria Creditanstalt Group was combined. In this regard as well, a pitch was held, accompanied by the London agency "Media Audits" which specialises in media pitches. "Mediacom" emerged as winner, and at the beginning of 2002 began managing the media budget in Austria and the CEE region.

Altogether, the organisational measures mentioned above resulted in sustained synergy effects totalling some € 2 m per year.

The new sports sponsoring strategy developed for Austria will also yield additional synergies. The merger of Bank Austria and Creditanstalt results in a very heterogeneous portfolio in this regard. Thus a representative market survey was taken to assess the active and passive interests of customers and non-customers in the various types of sports, how sponsoring activities are perceived and which image factors are associated with individual sports. The results were compared to existing contracts, and a cost/benefit analysis was performed. This led to the future focus on football, tennis and golf – where the bank will concentrate on sponsoring teams and events. A gradual strategic withdrawal will be made from other types of sports.

The savings potential from this focus on sports sponsoring will also amount to some € 2 m per year.

In total, the measures mentioned above – partner advertising until August 2002, followed by the use of a combined brand name, organisational changes and a new direction for sports sponsoring – will yield savings due to synergy effects of € 12.5 m per year. The same high level of advertising effectiveness will nonetheless be maintained in the relevant target groups.

From Environment Management to Sustainability

"Sustainable Development" was the principal theme adopted for the World Conference on Environment and Development in Rio de Janeiro. The term covers economic prosperity (growth, affluence), an intact environment (preservation of resources) and social cohesion as integrated objectives. The quality of life of mankind can only be permanently maintained if these three goals are simultaneously realised. "Permanently maintained" means "sustainable" in the sense that the needs of the current generation are met without adversely affecting those of the following generation. This fundamental principle, which is unlikely to be denied, is now slowly taking its place in everyday life – especially following decisions taken by the EU in Gothenburg, and due to changing public awareness – after being limited almost exclusively to international conferences. Today, an immanent contradiction is no longer seen to exist between the objectives of sustained growth and greater prosperity on the one hand, and environmental conservation and social balance on the other.

Sustainability – more than just a catchword

The Bank Austria Creditanstalt Group is endeavouring to include ecological and social considerations in its business operations, and rather than consider these as being of secondary importance, it wants to gradually incorporate these factors as part of a balanced whole. The way is the goal: in our company we view the sustained protection of the environment and society as an ongoing process. The bank is also integrated in the environmental network of the HVB Group.

At the Rio summit in 1992 some financial institutions submitted a "Statement by Banks on the Environment and Sustainable Development" (UNEP Statement, United Nations Environment Programme). Both Bank Austria and Creditanstalt had already signed this Statement in 1992. In the general section of this voluntary undertaking they acknowledge that the protection of the environment pursuant to the guiding principle of sustainable development also belongs to the most pressing tasks of the business sector, including the banking industry. Besides other factors, the signatories agree to "integrate environmental considerations into banking operations and business decisions" and to include potential environmental risks in "the normal checklist of risk assessment and management". Furthermore, the institutions undertake to support and develop banking products and services which promote environmental protection where there is a sound business rationale.

UNEP Statement signed in 1992

As a company and intermediary, committed to sustainability

Interdependent corporate goals

From the UNEP Statement it is evident that a universal bank is faced with the requirement of "sustainability" at a number of levels. To start with, at the level of the *company itself*: the *sustainable increase in value as an economic goal replaces* a strategy based on short-term profits and dividend distribution, and is most certainly in the interest of shareholders and customers. A bank's efficiency as service-provider depends on the commitment, motivation and creativity of its employees. Its personnel policy promotes the optimal coordination of diverse components – regional, ethnic, by age groups and by sex. This is especially important for a bank which claims to be a group of institutions with strong regional roots – the key word here is "diversity".

While a bank, like any other producer, also avails itself of external resources over and beyond manpower, it should not burden society with additional costs – the ecological aspect of business.

Credit institutions involved in environmental risks

But quite apart from this consideration, banks assume responsibility as deposit-taking institutions, intermediaries and lenders. As intermediaries, banks are also *involved in environmental risks*: ecological damage sooner or later also results in damage for the bank, whether in the form of loan losses, liability or damage to the bank's image. These risks should be eliminated from the very start, both in one's own

Sustainable development

Economics
not short term, but permanent gains in the value of the company in accordance with the concept of building wealth through each generation

... requires ...

Ecology
responsible preservation of resources, ecological management and indirect co-responsibility for environmental risk as financial intermediary (product ecology)

Social aspects
motivated, well-balanced staff base, diversity, responsibility within the company and in society

and in the greater interest, and customers should be protected from such risks. "Ethical-ecological" considerations are also of growing importance for investors.

Product ecology

Product ecology on the one hand means taking measures to reduce risk, and on the other hand taking advantage of opportunities which arise from technical progress: on account of the more stringent legislation on environmental protection, corporate customers can come under pressure through, for example, statutory requirements to reduce emissions, which may suddenly confront them with investment expenditures for which they are not prepared, or the requirements may weaken profitability through the need to pay substantial environmental taxes and fines. This in turn increases the risk of default or the risk that a company may not be in a position to pay at maturity. The application of more stringent control measures is therefore in the bank's own interest. The Basel Committee on Banking Supervision has also decided that banks should in future be able to hold a lower level of equity capital against loans with lower risk on account of new or improved evaluation procedures. This will reduce the risk premiums and interest payments.

Evaluation of risk in the interest of both customers and the bank

The great diversity of regional and global aid that is available to a company makes high-quality, individual advisory services indispensable for environment-related project financings. Customer advisers can draw on the expertise of the bank's environment desk in this process. The environment desk supports the credit risk management department in evaluating the environmental risk, whilst also offering comprehensive consulting services. These services include the evaluation of industries in regard to the relevance of former waste sites and potential hazards, and the viewing of a company's operating facilities and liaising with the authorities.

Environment desk supports customer advisers and customers

An important task for us is to support our business partners in the CEE countries with our activities and advisory services within the framework of the pre-accession strategy in issues regarding the environment, infrastructure and former waste sites. The environmental policy of the accession candidates must already have reached EU standards at the point they join the Union. The use of EU instruments (PHARE, ISPA, Sapard, Synergy, SAVE II, ALTENER, LIFE III, the European Programme for Research and Development, Eureka, Twinning) in different combinations with environment-related financings has an indirect impact on improvements to the environment in Central and Eastern Europe. Projects that are being supported focus on drinking water, waste water, waste, and maintaining air cleanliness. There is great potential in this area; according to EU computations, environmental investments of about € 120 bn are required to reach EU standards.

Investments in environmental protection in CEE

A start: key figures for the Bank Austria Creditanstalt Group (domestic business) pursuant to VfU

Item	Unit	2000	1999
Electricity	kWh/employee	6,111	5,649
Waste	kg/employee	253	242
Business travel	km/employee	1,220	1,250
Paper	kg/employee	50	41
	A4/employee	9,997	8,307
Water	litres/employee/day	81	103

The Bank Austria Creditanstalt Group's financing volume for public-sector infrastructure facilities in Austria and CEE exceeded € 6 bn. The financing projects ranged from sewage systems and water treatment plants to health and educational facilities and to promoting energy conservation measures in facility management. The range of products also includes energy contracting solutions which are tailored to meet specific requirements not only in Austria, but especially those in our core market of Central and Eastern Europe. This product, analogous to project finance, involves the financing of sustainable energy conservation measures which are amortised by the related cost savings.

Ecology management for "sustainable banking operations"

It goes without saying that the standards which one preaches must also be applied to oneself. The question of sustainability should be a common theme throughout the bank's operations. The ecology management unit, which was established in 1999, focuses on improvements in the area of emissions, energy management throughout the bank and numerous ecology-related issues. The bank's efforts were acknowledged by Austria's Environment Minister in 2001.

Ecology-related activities endeavour to heighten awareness of employees

The activities of the Bank Austria Creditanstalt Group burdened the environment mostly through the consumption of electricity, business travel and consumption of paper. Our objective is to more efficiently use available resources and thereby cut costs and reduce the burden on the environment. In the past year we succeeded in locating a new partner for a 100% re-use rate of toners, ink ribbons and cartridges. In addition, we receive about € 5 per item returned. Despite the higher volume of waste per employee, which was the result of the need to move employees from one location to another due to restructuring measures, the Group achieved cost savings of some 10% by concentrating on only a few waste disposal partners.

Although the Intranet was further promoted as the most important information medium, the large volume of e-mails resulted in higher paper consumption. An important task will therefore be to heighten employee awareness in regard to the value of scarce resources.

The Bank Austria Creditanstalt Group, with its ecology-related activities, is endeavouring to draw attention to the need for the preservation of resources and sustainable management through the implementation of the company's guiding principle. In this way it seeks to meet the requirements of the international UNEP Statement by banks on environmental protection.




KFC

SOFIA




BUDAPEST

Group Reporting in accordance with IAS
Contents

Consolidated Financial Statements

Notes

Note

In this report, "Bank Austria" and "the Bank Austria Creditanstalt Group" refer to the Group. To the extent that information relates to the parent company or its separate financial statements, "Bank Austria AG" is used.

In adding up rounded figures and calculating the percentage rates of changes, slight differences may result compared with totals and rates arrived at by adding up component figures which have not been rounded.

Consolidated Financial Statements of Bank Austria for 2001

Income statement of the Bank Austria Creditanstalt Group for the year ended 31 December 2001

	(Notes)	2001 € m	2000 € m	Change € m	in %
Interest income		8,190	8,670	– 480	– 5.5
Interest expenses		5,518	6,430	– 912	– 14.2
Net interest income	(2)	2,672	2,240	432	19.3
Losses on loans and advances	(3)	703	666	38	5.6
Net interest income after losses on loans and advances		**1,969**	**1,575**	**395**	**25.1**
Fee and commission income		1,376	1,118	258	23.1
Fee and commission expenses		316	257	59	23.1
Net fee and commission income	(4)	1,061	862	199	23.1
Net trading result	(5)	261	137	124	90.8
General administrative expenses	(6)	2,773	2,159	614	28.4
Balance of other operating income and expenses	(7)	34	– 57	91	> – 100
OPERATING PROFIT		**552**	**357**	**195**	**54.7**
Net income from investments	(8)	187	334	– 147	– 44.1
Amortisation of goodwill	(9)	73	30	43	> 100
Balance of other income and expenses		– 10	1	– 11	> – 100
Profit from ordinary activities		**655**	**662**	**– 7**	**– 1.0**
Balance of extraordinary income and expenses		–	–	–	–
NET INCOME BEFORE TAXES		**655**	**662**	**– 7**	**– 1.0**
Taxes on income	(10)	– 98	– 47	– 51	> 100
Net income		**557**	**615**	**– 58**	**– 9.4**
Minority interests		74	23	51	> 100
CONSOLIDATED NET INCOME		**483**	**592**	**– 109**	**– 18.4**

Key figures

		2001	2000
Cost/income ratio		68.8%	66.7%*
Return on equity after taxes		10.2%	13.1%
Earnings per share (in €)	(11)	4.24	5.17

*) 67.9% pursuant to the definition for 2001

Balance sheet of the Bank Austria Creditanstalt Group at 31 December 2001

Assets

	(Notes)	31 Dec 2001 € m	31 Dec 2000 € m	Change € m	Change in %
Cash and balances with central banks		3,428	1,623	1,804	> 100
Loans and advances to, and placements with, banks	(12)	42,596	39,417	3,179	8.1
Loans and advances to customers	(12)	78,583	82,320	– 3,737	– 4.5
– Loan loss provisions	(13)	– 3,425	– 2,856	– 569	19.9
Trading assets	(14)	13,735	14,256	– 520	– 3.7
Investments	(15)	17,819	26,182	– 8,363	– 31.9
Intangible assets	(16)	1,045	642	403	62.7
Property and equipment	(16)	1,308	1,248	60	4.8
Other assets	(17)	4,508	2,188	2,321	> 100
TOTAL ASSETS		**159,597**	**165,019**	**– 5,422**	**– 3.3**

Liabilities and shareholders' equity

	(Notes)	31 Dec 2001 € m	31 Dec 2000 € m	Change € m	Change in %
Amounts owed to banks	(18)	48,352	59,105	– 10,753	– 18.2
Amounts owed to customers	(18)	59,962	53,047	6,915	13.0
Liabilities evidenced by certificates	(19)	23,186	31,283	– 8,097	– 25.9
Trading liabilities	(20)	7,122	5,294	1,828	34.5
Provisions	(21)	3,251	2,972	279	9.4
Other liabilities	(22)	4,420	3,005	1,415	47.1
Subordinated capital	(23)	7,232	5,030	2,202	43.8
Minority interests		1,196	669	527	78.7
Shareholders' equity		4,875	4,615	260	5.6
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**159,597**	**165,019**	**– 5,422**	**– 3.3**

Statement of changes in shareholders' equity of the Bank Austria Creditanstalt Group

€ m		Subscribed capital *)	Capital-reserves *)	Retained earnings	Shareholders' equity
As at 31 December 1999		**847**	**1,989**	**1,605**	**4,441**
Consolidated net income				592	592
Dividend payment				–114	–114
Foreign currency translation reserve	1)			–101	–101
Conversion and redemption of participation certificates		–8	–9	–23	–40
Share buyback		–10	10	–74	–74
Spin-off into Bank Austria Holding			182	–199	–17
Other changes				–72	–72
As at 31 December 2000		**829**	**2,172**	**1,614**	**4,615**

€ m		Subscribed capital *)	Capital-reserves *)	Retained earnings	Revaluation reserves in accordance with IAS 39	Shareholders' equity
As at 31 December 2000 (before application of IAS 39)		**829**	**2,172**	**1,614**		**4,615**
Adjustment for application of IAS 39	2)				–121	–121
As at 1 January 2001 (after application of IAS 39)		**829**	**2,172**	**1,614**	**–121**	**4,494**
Consolidated net income				483		483
Dividend payment				–116		–116
Foreign currency translation reserve	1)			180		180
Gains and losses recognised directly in equity in accordance with IAS 39					–158	–158
Other changes			5	–13		–8
As at 31 December 2001	3)	**829**	**2,177**	**2,148**	**–279**	**4,875**

*) Subscribed capital and capital reserves as shown in the separate financial statements of Bank Austria AG

1) Including hedges of net investment in foreign entities
2) *Remeasurement of available-for-sale assets resulted in a gain of € 23 m, remeasurement of cash flow hedges resulted in a loss of € 144 m, both recognised directly in equity.*
3) On the balance sheet date, the available-for-sale reserve amounted to € – 120 m (after adjustment for deferred taxes of € 62 m) and the cash flow hedge reserve was € – 159 m (after adjustment for deferred taxes of € 82 m).

Cash flow statement

€ m	2001	2000
NET INCOME	**557**	**615**
Non-cash items included in net income, and adjustments to reconcile net income to cash flows from operating activities		
Depreciation, amortisation, losses on loans and advances, and changes in fair values	1,162	1,072
Increase in provisions	255	185
Increase/decrease in other non-cash items	218	– 114
Gains/losses on disposals of intangible assets, property and equipment, and investments	– 231	– 387
SUB-TOTAL	**1,961**	**1,371**
Increase/decrease in operating assets and liabilities *after adjustment for non-cash components*		
Trading assets	– 5,155	– 4,162
Loans and advances	– 11,655	– 13,543
Other assets	– 5,017	82
Amounts owed to banks and customers	8,252	10,629
Liabilities evidenced by certificates	3,413	6,111
Other liabilities	5,409	370
CASH FLOWS FROM OPERATING ACTIVITIES	**– 2,791**	**858**
Proceeds from disposal of		
investments	6,910	6,328
property and equipment	177	195
Payments for purchases of		
investments	– 4,155	– 7,670
property and equipment	– 865	– 320
Net inflow from transfers of regional operations (€ 117 m from sales, € 477 m from purchases)	594	274
Other changes	– 112	– 124
CASH FLOWS FROM INVESTING ACTIVITIES	**2,550**	**– 1,317**
Proceeds from conversion of participation certificates	–	4
Share buyback, redemption of participation certificates, dividends paid	– 116	– 232
Subordinated liabilities and other financing activities	2,133	1,464
CASH FLOWS FROM FINANCING ACTIVITIES	**2,017**	**1,236**
CASH AND CASH EQUIVALENTS AT END OF PREVIOUS PERIOD	**1,623**	**848**
Cash flows from operating activities	– 2,791	858
Cash flows from investing activities	2,550	– 1,317
Cash flows from financing activities	2,017	1,236
Effects of exchange rate changes	29	– 2
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**3,428**	**1,623**
PAYMENTS FOR TAXES, INTEREST AND DIVIDENDS		
Income taxes paid	120	41
Interest received	8,136	7,591
Interest paid	– 5,588	– 5,829
Dividends received	143	240

Notes to the Consolidated Financial Statements of Bank Austria

(1) Summary of significant accounting principles

The 2001 consolidated financial statements of Bank Austria have been prepared in accordance with International Accounting Standards (IAS). Under the division of responsibilities pursuant to the Bank of the Regions Agreement with Bayerische Hypo- und Vereinsbank AG, Munich, (hereinafter referred to as HypoVereinsbank or HVB), Bank Austria has taken over HVB's activities in Central and Eastern Europe and, in turn, transferred to HVB the major part of its own activities outside CEE. To make data comparable to some extent with the previous year's figures, and to enable users to properly assess the development of the Bank Austria Creditanstalt Group in 2001, a pro-forma presentation as at year-end 2000 of the Bank Austria Creditanstalt Group in the new Group structure presented in the annual report for 2001 has been included in the management report on page 33 and subsequent pages.

Unless indicated otherwise, all figures are in millions of euros (€).

IASs applied

All IASs published by the IASC (now: IASB) as International Accounting Standards until the end of 2001 have been applied in preparing these consolidated financial statements. The comparative figures for the previous year are also based on these standards, with the exception of IAS 39 and IAS 40, both of which became operative for financial statements covering financial years beginning on or after 1 January 2001.

Interpretations SIC 1 to SIC 31 issued by the Standing Interpretations Committee (SIC) have also been taken into account.

The consolidated financial statements of Bank Austria presented in accordance with IAS are based on the separate financial statements of all consolidated companies, which have been prepared in accordance with IAS on a uniform Group-wide basis.

Material differences between IAS rules and Austrian generally accepted accounting principles in reporting specific items of the balance sheet and the income statement are explained in the notes to the relevant items or in the description of the principal differences between consolidated financial statements in accordance with IAS and consolidated financial statements under Austrian generally accepted accounting principles in note 46.

Changes in accounting principles

Changes resulting from IAS 39

International Accounting Standard (IAS) 39 contains rules for recognising and measuring financial instruments. IAS 39 requires all financial assets and liabilities, including derivatives, to be recognised in the balance sheet. They must be classified into defined categories and measured according to the rules applicable to each category. When IAS 39 was initially applied at the beginning of the financial year, adjustments to carrying amounts in the balance sheet were recognised directly in equity with no effect on net income.

As before, all items held for trading (including derivatives and trading liabilities) are carried at their fair values, with gains or losses on such items being included in net income.

Loans and receivables originated by Bank Austria and liabilities continue to be carried at amortised cost. Spot purchases of financial assets are recognised on the trade date.

Held-to-maturity investments are carried at amortised cost and adjusted to the repayable amounts until final maturity. On the balance sheet, this part of Bank Austria's fixed-income securities portfolio is included in the item Investments.

Securities and receivables which are not held for trading and are available for sale form a separate category of financial instruments. For the purpose of determining fair values in customer business, the present value is calculated by discounting future cash flows from the asset, using the current swap interest rate curve in the respective currency. Changes in fair value resulting from remeasurement are recognised in a separate sub-item of shareholders' equity (available-for-sale reserve), with no effect on net income, until the asset is sold. As there is no reliable valuation model for determining the fair values of shares and profit-sharing rights in unlisted companies, such assets continue to be carried at cost.

Derivatives

Financial derivatives not held for trading are recognised in the balance sheet at their fair values for the first time. Changes in fair value in the financial year are included in net income. Exceptions are those derivatives, described in more detail below, which are designated as hedging instruments in cash flow hedges.

Bank Austria accounts for hedging relationships between financial instruments in the two ways set out in IAS 39: as cash flow hedges or as fair value hedges.

Hedge accounting in accordance with IAS 39 requires an interpretation of the Standard which takes account of the economic substance of transactions in order to avoid inappropriate recognition in the balance sheet and in the income statement, and to avoid abandoning essential elements of Bank Austria's modern risk management system.

A fair value hedge – defined in IAS 39 as a hedge of the exposure to changes in fair value of a recognised asset or liability – is used by Bank Austria especially for its own issues. Changes in the fair values of derivatives designated as hedging instruments are included in net income. The carrying amounts of hedged items are adjusted for gains or losses, and these adjustments are also recognised in net income, to the extent that the gains or losses are attributable to the hedged risk.

Derivatives designated as hedges of interest rate risk within the framework of Bank Austria's asset-liability management activities are accounted for as cash flow hedges in accordance with IAS 39. For the purpose of cash flow hedge accounting in accordance with IAS 39, variable-rate interest payments on variable-rate assets or liabilities are swapped for fixed-rate interest payments primarily by means of interest rate swaps. To document hedging relationships, Bank Austria has prepared a detailed schedule which, as at the end of each quarter and as at the balance sheet date, shows the balance sheet items with future cash flows in the form of variable-rate interest payments on variable-rate assets and liabilities to be hedged, and the relevant interest rate derivatives with variable-rate interest payments.

Changes in the fair values of derivatives designated as hedging instruments, to the extent that hedging effectiveness is within the range defined in IAS 39, are recognised in a separate sub-item of shareholders' equity (cash flow hedge reserve) with no effect on net income. The cash flow hedge reserve will be released through the income statement in those periods in which the cash flows from the hedged items are recognised in net income for the period.

Changes resulting from IAS 40

In accordance with IAS 40, Bank Austria has reclassified land and buildings held as investment property to earn rental income and/or for capital appreciation from the item Property and equipment to the item Investments. Rental income from investments is included in net interest income, as is interest paid on related funding. All other expenses and income arising from land and buildings not used for Bank Austria's own purposes are now recognised in net income from investments; such expenses and income were previously accounted for as other operating expenses and income or as general administrative expenses. The figures for the previous year were not adjusted because of insignificance of the amounts.

Foreign currency translation

Balance sheet values denominated in foreign currencies are translated at the mean spot exchange rate, and forward foreign exchange transactions at the mean forward rate prevailing at the balance sheet date.

Financial statements of foreign operations in foreign currency are translated into euro at the spot exchange rate at the balance sheet date (closing rate method). Exchange differences and the effective portions of exchange rate hedges are recognised in equity with no effect on net income.

Consolidated companies and consolidation methods

All companies that are material and are directly or indirectly controlled by Bank Austria AG have been consolidated in the consolidated financial statements.

Interests in associated financial companies which are material, i.e. companies which are not indirectly or directly controlled by Bank Austria AG but in which it can exercise a significant influence, are accounted for under the equity method.

Shares in all other companies are classified as available for sale and recognised at their fair values, to the extent that fair value is reliably measurable. Changes in value are thus directly recognised in equity. To the extent that fair value cannot be reliably determined, shares are carried at amortised cost. In the case of a permanent impairment, a write-down is made which is reversed when the circumstances that led to such write-down cease to exist.

The method of inclusion in the consolidated financial statements can be ascertained on the basis of the list of significant equity interests given in note 34.

The sale of Lenzing AG, which had been contractually agreed in February 2001, could not be effected as planned because it was not approved by the European cartel authorities. As a result of this decision, and in conformity with Bank Austria's strategy of focusing on its core competencies, Lenzing AG was transferred to a subsidiary of a foundation which is independent of Bank Austria, in exchange for profit-sharing rights.

The Group holds a majority interest in Informations-Technologie Austria Ges.m.b.H., Vienna. As a result of agreements with shareholders outside the Group, the company is not controlled by Bank Austria AG and has therefore not been consolidated.

RINGTURM Kapitalanlagegesellschaft m.b.H., Vienna, in which a minority interest is held, is a controlled company on the basis of agreements and has thus been consolidated.

Compared with the group of companies consolidated in the 2000 consolidated financial statements of Bank Austria, there have been the following changes:

a) Consolidated companies

Under the Bank of the Regions Agreement, the following subsidiaries were transferred to HVB and have thus been excluded from consolidation in the consolidated financial statements of Bank Austria:

- CB Bank Austria Creditanstalt (Russia) ZAO, Moscow
- BA/CA Asia Ltd., Central Hong Kong
- Bank Austria Creditanstalt American LLC, New York
- Bank Austria Creditanstalt Deutschland AG, Munich
- BA/CA Capital Management Ltd., Central Hong Kong

The following subsidiaries of HVB were transferred to Bank Austria and have thus been consolidated for the first time in the 2001 consolidated financial statements of Bank Austria with effect from 1 January 2001:

- SKWB Schoellerbank Aktiengesellschaft, Vienna
- HypoVereinsbank (CZ) a.s., Prague
- HypoVereinsbank Hungaria Rt., Budapest
- HypoVereinsbank Slovakia a.s., Bratislava
- Bank Przemysłowo-Handlowy PBK S.A., Kraków
- HypoVereinsbank Bank Hipoteczny S.A., Warsaw

JSCB HVB Bank Ukraine, Kiev, has been excluded from consolidation because it is not material to the consolidated financial statements.

Bank Austria's subsidiaries in Poland, the Czech Republic and Hungary, which were consolidated in the 2000 consolidated financial statements, were merged with the local subsidiaries of HVB and are now operating under new names.

MEH Vermögensverwaltung GmbH, Vienna, and Z.E.H. Vermögensverwaltung GmbH, Vienna, are no longer consolidated companies because they have merged with Bank Austria. CA Wohnbank AG, Vienna, is no longer a consolidated company because it has merged with Bank Austria Wohnbaubank AG, Vienna, to form Bank Austria Creditanstalt Wohnbaubank AG, Vienna.

BA/CA Export Finance Ltd., London, was included in the consolidated financial statements as at 1 January 2001. Bank Austria Creditanstalt Switzerland was sold in the first quarter of 2001. As the Internet activities of the Bank Austria Creditanstalt Group were restructured, the business operated by CAIBON was discontinued and the company has thus been excluded from consolidation.

Reconciliation of the Bank Austria Creditanstalt Group's 2000 balance sheet to a pro-forma balance sheet as at 1 January 2001

Assets

€m	Bank Austria Group 31 Dec 2000	Adjustment to HVB	Transfers of regional operations Additions	Transfers of regional operations Disposals	IAS 39 Revaluation Reclassification	Pro-forma balance sheet at 1 Jan 2001
Cash and balances with central banks	1,623	–	707	45	– 115	2,170
Loans and advances to, and placements with, banks	39,417	–	2,517	– 103	– 130	41,906
Loans and advances to customers	82,320	–	5,183	7,623	6	79,886
– Loan loss provisions	– 2,856	– 97	– 301	– 424	–	– 2,830
Trading assets	14,256	–	658	8,144	2,581	9,350
Other current financial assets	3,751	– 3,751	–	–	–	–
Investments	22,431	3,358	1,277	4,822	– 2,240	20,004
Intangible assets	642	–	486	20	–	1,108
Property and equipment	1,248	393	214	108	–	1,746
Other assets	2,188	–	192	2,044	1,333	1,669
TOTAL ASSETS	**165,019**	**– 97**	**10,933**	**22,279**	**1,434**	**155,010**

Liabilities and shareholders' equity

€m	Bank Austria Group 31 Dec 2000	Adjustment to HVB	Transfers of regional operations Additions	Transfers of regional operations Disposals	IAS 39 Revaluation Reclassification	Pro-forma balance sheet at 1 Jan 2001
Amounts owed to banks	59,105	–	2,365	11,018	–	50,453
Amounts owed to customers	53,047	–	5,897	3,328	41	55,657
Liabilities evidenced by certificates	31,283	–	682	3,821	– 4	28,139
Provisions	2,972	– 97	86	18	–	2,943
Other liabilities	8,299	–	1,389	4,045	1,369	7,012
Subordinated capital	5,030	–	60	50	149	5,190
Minority interests	669	–	454	–	–	1,123
Shareholders' equity	4,615	–	–	–	– 121	4,494
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**165,019**	**– 97**	**10,933**	**22,279**	**1,434**	**155,010**

The item Other liabilities includes the balance of the net purchase price of additions and the net sales proceeds from disposals.

b) Companies valued at equity

Bank für Kärnten und Steiermark AG, Klagenfurt, Bank für Tirol und Vorarlberg AG, Innsbruck, and Oberbank AG, Linz, were excluded from the group of companies accounted for under the equity method as at 31 December 2001 because, with effect from 31 December 2001, the interests in these three companies were transferred to a subsidiary of a foundation which is independent of Bank Austria, in exchange for equity shares. Banco BBA-Creditanstalt S.A., São Paulo, was also excluded because the interest in the company was transferred to HVB.

Business combinations

When a subsidiary is acquired, its assets and liabilities measured at their fair values are offset against the cost of acquisition. The difference is recognised in the balance sheet as goodwill and amortised over its estimated useful life on a straight-line basis over a period of 15 to 20 years.

For all equity interests acquired after 1 January 1995, goodwill has been calculated using the method described above, recognised as an asset and amortised. Goodwill arising on acquisitions before that date has been offset against retained earnings in accordance with IAS 22.

The capital of foreign subsidiaries has been translated using the exchange rate prevailing at the date of acquisition. Gains and losses arising on the foreign currency translation of shareholders' equity are offset against retained earnings. The effect is shown in the statement of changes in consolidated shareholders' equity.

Consolidation procedures

Intragroup receivables, liabilities, expenses and income are eliminated unless they are of minor significance. Intragroup profits are also eliminated.

Leasing

As a lessor, Bank Austria recognises the present value of future payments under a finance lease as a receivable stated as loans and advances. In the case of operating leases, the relevant assets are included in property and equipment.

Loans and advances

Loans and advances originated by Bank Austria are carried in the balance sheet at their gross amounts, i.e. before deduction of provisions, including accrued interest. Interest is accrued only to the extent that interest is expected to be received. If such loans and advances are the hedged items of a fair value hedge, the carrying amount of the hedged item is adjusted for the gain or loss attributable to the hedged risk. Amounts of premiums or discounts are accounted for on the accrual basis.

Loans and advances classified as available for sale are carried at their fair values.

Loan loss provisions

The item Loan loss provisions shows the total amount of provisions made for losses on loans and advances in the form of specific provisions (including flat-rate specific provisions) and other provisions. Loan loss provisions are made on the basis of estimates of future loan losses and interest rebates.

Trading assets

Trading assets, i.e. securities held for trading and positive market values on derivative financial instruments which are part of the trading book, are recognised at their fair values. To determine fair value, market prices and market-related valuations (Bloomberg, Reuters, Telerate, ...) are used. Where such prices or valuations are not available, internal prices based on present value calculations or option pricing models are applied.

Netting is performed only to the extent that there is an enforceable netting right and this reflects the actually expected future cash flows under the transaction.

Investments

Assets carried as investments are classified as held to maturity or available for sale. Held-to-maturity investments are carried at amortised cost. A held-to-maturity investment is impaired if its carrying amount is greater than its recoverable amount. Such an impairment is recognised in net income. Shares in companies which are neither consolidated nor accounted for under the equity method, are classified as available for sale.

Available-for-sale financial assets are carried at their fair values, to the extent that fair value can be determined. Changes in value other than those resulting from an impairment are recognised directly in the available-for-sale reserve in equity with no effect on net income until such asset is sold.

Intangible assets, property and equipment

Property and equipment as well as intangible assets are carried at cost less depreciation and/or amortisation. Any impairments are recognised in income. When the circumstances that led to such an impairment cease to exist, a reversal of the impairment loss is made.

Assets are depreciated on a straight-line basis over their estimated useful lives. At Bank Austria, depreciation and amortisation is calculated on the basis of the following average useful lives of property and equipment and intangible assets:

- buildings used for banking operations: 25 – 50 years
- office furniture and equipment: 4 – 15 years
- software: 4 – 6 years
- goodwill: 15 – 20 years

Other assets

The principal components of this item are receivables not relating to the banking business (mainly accounts receivable from deliveries of goods and the performance of services), tax claims, positive market values on derivative financial instruments not included in the trading book (exclusively held for hedging purposes), and deferred taxes.

Deferred taxes

Taxes on income are recognised and calculated in accordance with IAS 12 under the balance sheet liability method. At any taxable entity, the calculation is based on the tax rates that are expected to apply to the period in which the deferred tax asset or liability will reverse.

Deferred tax assets and liabilities are calculated on the basis of the difference between the carrying amount of an asset or a liability recognised in the balance sheet and its respective tax base. This will probably increase or decrease the income tax charge in the future (temporary differences). Deferred tax assets are recognised for tax losses carried forward if it is probable that future taxable profits will be available at the same taxable entity. Deferred tax assets and liabilities are not discounted.

The tax expense included in the determination of net income is recognised in the item *Taxes on income* in the consolidated income statement. In the notes, tax expense is broken down into current and deferred income tax expense. Taxes other than those on income are included in the item Balance of other operating income and expenses.

Trading liabilities

This item includes in particular negative market values on derivative financial instruments held in the trading portfolio.

Liabilities

All liabilities are stated at their nominal amounts.

In the case of liabilities evidenced by certificates, any difference between the issue price and the amount repayable is amortised over the period to maturity.

The dividend proposed at the Annual General Meeting is not included in the liabilities.

Provisions

A provision is recognised only if there is a legal or constructive obligation towards a third party outside the Group and a reliable estimate can be made of the amount of the obligation.

Provisions for post-employment benefits (severance payments and retirement benefits)

Provisions for post-employment benefits are recognised using the projected unit credit method in accordance with IAS 19.

If rights to benefits are secured by defined-contribution plans, no provisions are made. Payments agreed to be made to a pension fund for defined-contribution plans are recognised as an expense in the current period. There are no obligations going beyond that.

Under a commitment to provide defined benefits, Bank Austria continues to recognise a pension provision for the rights of retired employees and – as a special feature of Bank Austria AG's staff regulations – for the future benefits, equivalent to those under mandatory insurance, earned by active employees for whom Bank Austria AG has assumed the obligations of the mandatory pension insurance scheme pursuant to Section 5 of the Austrian General Social Insurance Act (ASVG). Disability risk as determined remains covered by the provision, allowance being made for benefits from the pension funds.

The pension obligations arising from commitments made by Group companies and existing at the balance sheet date were determined – with due regard to existing internal service regulations within the companies – on the basis of the following actuarial assumptions:

- discount rate: 6%
- salary increases under collective bargaining agreements: 2% p.a.
- career trends: 0.25% – 0.5% p.a.
- regular salary increases under Bank Austria's remuneration system
- AVÖ 1999-P statistical tables (for salaried staff)

There were no changes compared with the previous year.

Minority interests

The amount of minority interests is calculated in proportion to the interests of minority shareholders in the net assets.

Shareholders' equity

Shareholders' equity is composed of paid-in capital, i.e. capital made available to the company by shareholders (subscribed capital plus capital reserves), and earned capital (revenue reserves, reserves pursuant to Section 23 (6) of the Austrian Banking Act, reserves for own shares, revaluation reserve, net income; excluding distributions in previous periods). This item also includes gains and losses on available-for-sale financial assets (available-for-sale reserve), which are recognised in equity for the first time this year, and those components of hedge accounting in accordance with IAS 39 which are not included in net income (cash flow hedge reserve), after adjustment for deferred taxes.

Other liabilities

This item includes in particular negative market values on derivative instruments which are not part of the trading portfolio and are exclusively used for hedging purposes. The item includes those accrued liabilities for which the amount and the timing is uncertain, but the probability of occurrence is higher than for provisions.

Net interest income

Interest income is accrued as long as such income is expected to be recoverable. Income mainly received as payment for the use of capital (usually calculated, like interest, on the basis of a specific term or on the amount receivable) is included in income similar to interest. Income from equity interests and from property rented to third parties is also included in this item.

The same principles apply to the recognition of interest expenses.

Losses on loans and advances

This item includes additions to provisions for losses on loans and advances, and income from the release of loan loss provisions as well as recoveries of loans and advances previously written off.

Net fee and commission income

Net fee and commission income comprises income from services provided against fees and commissions as well as expenses incurred for services provided by third parties and related to the Group's fee-earning business.

Net trading result

In addition to the realised and unrealised results from the valuation of trading positions using the mark-to-market method, the net trading result from equity-related business also includes dividend income and funding costs relating to shares held for trading, as well as accrued interest and funding costs relating to other trading assets.

Notes to the income statement

Under the Bank of the Regions Agreement, the Bank Austria Creditanstalt Group focuses on Austria and the CEE countries. On the basis of the agreement, the Bank Austria Creditanstalt Group took over HVB's subsidiaries in the CEE countries and transferred to HVB its own foreign branches and foreign subsidiaries outside the CEE region. This material structural change is reflected in the balance sheet and in the income statement of the Bank Austria Creditanstalt Group.

(2) Net interest income

€ m	2001	2000
Interest income from loans and advances to banks and customers	6,548	6,091
Interest income from bonds and other fixed-income securities	1,129	1,930
Interest income from leasing transactions	203	193
Share of net income of companies accounted for under the equity method	56	177
Other income similar to interest	254	279
INTEREST AND SIMILAR INCOME	8,190	8,670
Interest expenses for amounts owed to banks and customers	4,161	4,601
Interest expenses for liabilities evidenced by certificates	1,351	1,809
Other expenses similar to interest	5	20
INTEREST AND SIMILAR EXPENSES	5,518	6,430
NET INTEREST INCOME	2,672	2,240

(3) Losses on loans and advances

€ m	2001	2000
Direct write-offs of, and provisions for, loans and advances to banks and customers	1,222	991
Release of provisions for loans and advances to banks and customers	– 467	– 249
Recoveries of loans and advances previously written off	– 38	– 76
Allocation to provisions for contingent liabilities and commitments	48	46
Release of provisions for contingent liabilities and commitments	– 62	– 44
NET CHARGE FOR LOSSES ON LOANS AND ADVANCES*	703	668

*) Details are given in the Risk Report in note 38.

(4) Net fee and commission income

€ m	2001	2000
Payment transactions	366	272
Securities business	243	273
Foreign exchange, foreign notes and coin, and precious metals transactions	242	134
Lending business	132	126
Other services and advisory business	77	56
NET FEE AND COMMISSION INCOME	1,061	862

(5) Net trading result

€ m	2001	2000
Equity-related transactions	– 27	4
Currency-related transactions	164	95
Interest rate-related transactions	125	38
NET TRADING RESULT	261	137

(6) General administrative expenses

€ m	2001	2000
Wages and salaries	1,011	842
Statutory social-security contributions	180	167
Other employee benefits	26	25
Expenses for severance payments and retirement benefits	270	207
Staff costs	**1,487**	**1,242**
Other administrative expenses	**1,049**	**782**
Depreciation and amortisation	**237**	**135**
on property and equipment	*183*	*110*
on intangible assets excluding goodwill	*54*	*25*
GENERAL ADMINISTRATIVE EXPENSES	2,773	2,159

Amortisation of goodwill which is included in the balance sheet item Intangible assets is reflected in the item Amortisation of goodwill (see note 9).

(7) Balance of other operating income and expenses

€ m	2001	2000
Other operating income	487	103
Other operating expenses	453	160
BALANCE OF OTHER OPERATING INCOME AND EXPENSES	34	– 57

The balance of other operating income and expenses includes gains of € 204 m, and losses of € 175 m, on sales of consolidated subsidiaries which were effected as part of the transfers of regional operations.

(8) Net income from investments

Included in the net figure is an amount of € 187 m resulting from the transfer of ordinary shares previously held by the Bank Austria·Creditanstalt Group in Bank für Kärnten und Steiermark AG, Klagenfurt, in Bank für Tirol und Vorarlberg AG, Innsbruck, and in Oberbank AG, Linz, to a subsidiary of a foundation independent of the bank in return for equity shares.

About € 71 m was realised from sales of other equity interests (to subsidiaries of the foundation). Also included in net income from investments is an amount of € 44 m representing losses on sales resulting from the transfers of regional operations.

(9) Amortisation of goodwill

Amortisation of goodwill includes regular amortisation in the amount of € 53 m – an increase over the previous year due to additions resulting from the transfer of HVB units in Central and Eastern Europe – and special amortisation in the amount of € 20 m; the latter reduced the net income from the transfer of the three Austrian regional banks to the subsidiary of the independent foundation referred to above.

(10) Taxes on income

€ m	2001	2000
Current income tax expense	120	41
of which: abroad	*108*	*17*
of which: Austria	*12*	*24*
Deferred income tax expense (+) / income (–)	– 22	6
Taxes on income	**98**	**47**

€ m	2001	2000
Net income before taxes	655	662
Computed income tax expense (34%)	**223**	**225**
Tax arising from non-deductible expenses	68	7
Tax saving from use of foreign tax rates	– 36	– 28
Tax saving on tax-exempt income from equity interests	– 51	– 81
Tax saving on other tax-exempt income	– 178	– 58
Tax saving on net income from companies accounted for under the equity method	– 11	– 43
Tax arising from non-deductible amortisation of goodwill	23	16
Tax saving on investment incentives	– 10	– 11
Tax credits from previous years	– 2	– 8
Changes in the extent to which tax losses carried forward can be utilised	66	30
Other tax effects	6	– 2
Reported tax expense (+) / income (–)	**98**	**47**

In the financial year, no income taxes arose in connection with extraordinary transactions. As a result of the acquisition of companies, the exclusion of companies from consolidation, changes in exchange rates used for currency translation, and changes in the available-for-sale reserve and the cash flow hedge reserve, the change in deferred taxes does not correspond to the expense.

The assets include deferred tax assets arising from the carryforward of unused tax losses in the amount of € 319 m (2000: € 212 m). Most of the tax losses carried forward can be carried forward without time restriction.

In respect of tax losses carried forward in the amount of € 615 m (2000: € 663 m), no deferred tax asset was recognised because, from a current perspective, a tax benefit will probably not be realisable within a reasonable period. Information in future business years may require an adjustment to deferred tax assets.

(11) Earnings per share

	2001	2000
Number of shares as at 31 December	114,000,000	114,000,000
Average number of shares outstanding	114,000,000	114,443,296
Net income adjusted for minority interests in €	483,388,000	591,809,000
Earnings per share in €	4.24	5.17

During the reporting period, no financial instruments were outstanding which could have a dilutive effect on the ordinary shares. Therefore basic earnings per share equal diluted earnings per share.

Notes to the balance sheet

The changes in balance sheet figures compared with the previous year are partly due to structural changes resulting from the implementation of the Bank of the Regions Agreement.

(12) Loans and advances to banks and customers

Breakdown by product

€ m	2001	2000
Money market placements with banks	28,318	30,275
Loans to banks	8,364	3,636
Mortgage loans	4,650	4,356
Loans to local authorities	5,423	5,366
Leasing receivables	3,298	2,844
Export loans	7,581	8,300
Other loans and advances to customers	63,545	66,960
of which: acquired loans and advances (held to maturity)	*1,795*	–
LOANS AND ADVANCES TO BANKS AND CUSTOMERS	**121,178**	**121,737**

Breakdown by region

€ m	2001	2000
Austria	**57,791**	**56,811**
Abroad	**63,387**	**64,926**
of which: Central and Eastern Europe	*20,839*	*13,134*
of which: North America	*5,409*	*14,135*
TOTAL	**121,178**	**121,737**

Breakdown by remaining maturity

€ m	Repayable on demand	Up to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	Total
Loans and advances to, and placements with, banks	1,336	20,910	9,041	7,953	3,354	42,596
Loans and advances to customers	9,922	8,977	6,684	13,809	39,190	78,583
LOANS AND ADVANCES TO BANKS AND CUSTOMERS – 2001	**11,258**	**29,888**	**15,726**	**21,763**	**42,544**	**121,178**
Loans and advances to, and placements with, banks	1,009	18,246	14,410	2,913	2,839	39,417
Loans and advances to customers	10,694	8,789	8,178	18,373	36,286	82,320
LOANS AND ADVANCES TO BANKS AND CUSTOMERS – 2000	**11,704**	**27,035**	**22,588**	**21,286**	**39,124**	**121,737**

Leasing business

€ m	2001	2000
Total gross investment	3,875	3,803
Unearned finance income	– 578	– 959
Total net investment	3,298	2,844
Unguaranteed residual values	1,163	989

New leasing business stated at cost developed as follows:

€ m	2001	2000
Austrian leasing business	**450**	**695**
of which: real estate	*256*	*396*
of which: equipment	*194*	*299*
International leasing business	**448**	**179**

(13) Loan loss provisions

€ m	for loans and advances to, and placements with, banks 2001	2000	for loans and advances to customers 2001	2000	for other lending business 2001	2000	Total 2001	2000
At beginning of reporting year	48	74	2,808	2,274	97	88	2,953	2,436
Allocation	24	13	1,198	977	48	46	1,270	1,036
Release	– 6	– 8	– 461	– 241	– 62	– 44	– 529	– 293
Use	– 7	– 8	– 437	– 497	– 3	– 4	– 447	– 509
Exchange differences and other adjustments not reflected in the income statement	12	– 24	149	295	16	12	177	283
At end of reporting year	71	48	3,258	2,808	96	97	3,425	2,953

Provisions of € 97 m were reclassified from the previous year's Other provisions to the item Loan loss provisions.

Breakdown of loan loss provisions by region

€ m	2001	2000
Loan loss provisions as at 31 December	**3,425**	**2,953**
of which: Austria	2,579	2,255
of which: abroad	842	698
of which: Central and Eastern Europe	*836*	*393*
of which: North America	*4*	*96*

(14) Trading assets

€ m	2001	2000
Bonds and other fixed-income securities	4,509	7,217
of which: bonds and other debt securities issued by public borrowers	*330*	*1,987*
of which: bonds and other debt securities issued by other borrowers	*3,694*	*5,118*
of which: own debt securities	*486*	*112*
Shares and other variable-yield securities	1,816	1,209
of which: shares	*150*	*897*
of which: investment certificates	*735*	*293*
of which: other variable-yield securities	*930*	*19*
Positive market values on derivative financial instruments	7,307	5,496
of which: equity derivatives	*23*	*53*
of which: currency derivatives	*1,088*	*1,424*
of which: interest rate derivatives	*6,197*	*4,019*
Other trading assets	103	334
TRADING ASSETS	**13,735**	**14,256**

(15) Investments

€ m	2001	2000
Bonds and other fixed-income securities	11,648	20,085
of which: bonds and other debt securities issued by public borrowers	*6,584*	*9,302*
of which: bonds and other debt securities issued by other borrowers	*4,464*	*10,627*
of which: own debt securities	*599*	*155*
Shares and other variable-yield securities	3,450	3,097
of which: shares	*526*	*494*
of which: investment certificates	*1,423*	*1,142*
of which: other variable-yield securities	*1,501*	*1,461*
Equity interests	1,244	1,447
of which: accounted for under the equity method	*400*	*957*
Shares in unconsolidated subsidiaries	1,040	1,161
Investment property	437	393
INVESTMENTS	**17,819**	**26,182**

€ m	2001
Held-to-maturity investments	9,236
of which: bonds and other fixed-income securities	*9,217*
Available-for-sale investments [1]	8,146
of which: shares in unconsolidated subsidiaries	*1,040*
of which: equity interests	*1,244*
of which: bonds and other fixed-income securities [2]	*2,431*
of which: shares and other variable-yield securities [2]	*3,431*
Investment property	437
TOTAL	**17,819**

1) € 1,810 m of which carried at cost

2) These investments are not deemed to be investments as defined in the Austrian Commercial Code / Austrian Banking Act. This means that only the other items totalling € 11,957 m are included in the following table showing movements in investments as defined in the Austrian Commercial Code / Austrian Banking Act:

Movements in investments as defined in the Austrian Commercial Code / Austrian Banking Act

€ m	Carrying value 31 Dec. 2000	Acquisition cost 1 Jan. 2001	Changes in group of consolidated companies	Additions	Disposals	Reclassifications	Accumulated depreciation	Changes under IAS 39 without effect on net income	Carrying value 31 Dec. 2001	Write-ups (+) / write-downs and depreciation (–) in the financial year
Investments	**22,431**	**23,248**	**– 1,295**	**4,280**	**– 5,854**	**– 7,376**	**– 673**	**– 374**	**11,957**	**– 32**
Bonds and other fixed-income securities	18,038	18,569	– 927	3,019	– 5,317	– 5,876	– 232	– 21	9,217	–
Shares	1,393	1,395	–	11	– 29	– 1,167	– 4	– 188	19	– 4
Equity interests*	1,447	1,445	– 398	553	10	– 111	– 163	– 92	1,244	17
Shares in subsidiaries	1,161	1,245	30	696	– 518	– 222	– 118	– 74	1,040	– 23
Properties rented to third parties	393	593	–	–	–	–	– 157	–	437	– 23

*) including effect of valuation at equity

€m	2001	2000
Goodwill	844	455
Other intangible assets	201	187
INTANGIBLE ASSETS	**1,045**	**642**

(16) Intangible assets, property and equipment

€m	2001	2000
Land and buildings used for banking operations	555	577
Other land and buildings	240	133
Other property and equipment	512	538
PROPERTY AND EQUIPMENT	**1,308**	**1,248**

Movements in intangible assets and in property and equipment

€m	Carrying value 31 Dec 2000	Acquisition cost 1 Jan 2001	Changes in group of consolidated companies	Additions	Disposals	Reclassifications	Accumulated depreciation	Carrying value 31 Dec 2001	Write-ups (+)/write-downs and depreciation (–) in the financial year
Intangible assets	642	934	8	535	– 8	– 2	– 421	1,045	– 128
Property and equipment	1,248	2,793	144	330	– 187	– 443	– 1,331	1,308	– 183

(17) Other assets

€m	2001	2000
Other assets	3,267	748
Deferred tax assets	983	502
Prepaid expenses	209	243
Other receivables	48	695
OTHER ASSETS	**4,508**	**2,188**

The increase in the sub-item *Other assets* is mainly due to positive market values on banking book derivatives designated as hedging instruments.

€m	2001	2000
Deferred tax assets	664	290
Recognised benefits from unused tax losses carried forward	319	212
DEFERRED TAX ASSETS	**983**	**502**

The net deferred tax asset of € 502 m recognised in the previous year represented the balance of total deferred tax assets of € 669 m and total deferred tax liabilities of € 167 m.

Deferred tax assets refer to temporary differences in:

€m	2001	2000
Loans and advances to customers incl. loan loss provisions	105	100
Other assets	117	23
Amounts owed to banks and customers	32	24
Provisions for pensions and severance payments and other provisions	287	345
Other balance sheet items	6	1
Property and equipment	6	4
Investments	110	– 38
Trading assets	1	–
Liabilities evidenced by certificates	–	– 2
DEFERRED TAX ASSETS	**664**	**457**

(18) Amounts owed to banks and customers

Breakdown by product

€m	2001	2000
Money market deposits by banks	34,814	45,019
Refinanced export loans	9,874	10,245
Savings deposits	16,495	16,174
Sight deposits	16,664	13,663
Time deposits	26,803	23,210
Other amounts owed to banks and customers	3,664	3,841
AMOUNTS OWED TO BANKS AND CUSTOMERS	**108,314**	**112,152**

Breakdown by region

€m	2001	2000
Austria	**47,403**	**49,510**
Abroad	**60,911**	**62,642**
of which: Central and Eastern Europe	*18,851*	*10,958*
of which: North America	*11,255*	*12,717*
AMOUNTS OWED TO BANKS AND CUSTOMERS	**108,314**	**112,152**

Breakdown by remaining maturity

€ m	Repayable on demand	Up to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	Total
Amounts owed to banks	2,319	31,898	1,677	1,590	10,869	48,352
Amounts owed to customers	16,664	24,301	5,921	6,087	6,989	59,962
Amounts owed to banks and customers – 2001	**18,983**	**56,199**	**7,598**	**7,677**	**17,857**	**108,314**
Amounts owed to banks	5,196	40,495	2,888	1,418	9,109	59,105
Amounts owed to customers	15,878	20,750	7,726	4,750	3,942	53,047
Amounts owed to banks and customers – 2000	**21,074**	**61,245**	**10,614**	**6,168**	**13,051**	**112,152**

Breakdown by product

€ m	2001	2000
Mortgage bonds	998	1,147
Local-authority bonds	1,437	1,592
Other debt securities	13,210	10,132
DEBT SECURITIES ISSUED	**15,645**	**12,871**
Bonds	2,604	2,046
Medium-term notes	701	901
Certificates of deposit	3,916	13,738
Other money market paper	320	130
OTHER LIABILITIES EVIDENCED BY CERTIFICATES	**7,541**	**18,412**
LIABILITIES EVIDENCED BY CERTIFICATES	**23,186**	**31,283**

Debt securities issued are liabilities evidenced by listed securities. Other liabilities evidenced by certificates are unlisted securities issues of the Bank Austria Creditanstalt Group. The decline in the sub-item Certificates of deposit is mainly due to the transfer of foreign branches.

(19) Liabilities evidenced by certificates

Breakdown by remaining maturity

€ m	Up to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	Total
Debt securities issued	371	1,543	7,455	6,275	15,644
Other liabilities evidenced by certificates	3,648	771	1,620	1,503	7,541
LIABILITIES EVIDENCED BY CERTIFICATES – 2001	**4,018**	**2,314**	**9,075**	**7,778**	**23,186**
Debt securities issued	503	880	6,740	4,747	12,871
Other liabilities evidenced by certificates	14,648	1,007	1,412	1,345	18,412
LIABILITIES EVIDENCED BY CERTIFICATES – 2000	**15,151**	**1,887**	**8,152**	**6,092**	**31,283**

(20) Trading liabilities

€ m	2001	2000
Negative market values on derivative financial instruments	7,122	5,294
of which: equity derivatives	*94*	*46*
of which: currency derivatives	*1,011*	*1,438*
of which: interest rate derivatives	*6,017*	*3,810*
TRADING LIABILITIES	**7,122**	**5,294**

The above table shows only derivatives held for trading.

(21) Provisions

€ m	2001	2000
Severance payments and retirement benefits	2,564	2,423
Provisions for taxes	485	143
of which: for current taxes	*61*	*63*
of which: for deferred taxes	*424*	*80*
Other provisions	203	407
of which: for impending losses	*193*	*327*
of which: for restructuring costs	*10*	*80*
PROVISIONS	**3,251**	**2,972**

Deferred tax liabilities

€ m	2001	2000
Loan loss provisions for loans and advances to banks and customers	19	11
Investments	294	185
Other assets	9	–
Property and equipment	43	41
Amounts owed to banks and customers	9	–
Trading assets	39	6
Liabilities evidenced by certificates	4	–
Other balance sheet items	7	4
DEFERRED TAX LIABILITIES	**424**	**247**

Of the deferred tax liabilities of € 247 m in 2000, only € 80 m was included in the previous year's provisions for deferred taxes.

Movements in provisions for severance payments, pensions and similar obligations

€ m	2001	2000
Provision as at 1 January	**2,423**	**2,243**
+/– change in group of consolidated companies	24	8
+ interest cost	145	98
+ current service cost	45	41
+ past service cost (including additional amount from provision for restructuring costs)	89	137
+/– balance of transfers from / payments to Austrian mandatory pension insurance scheme (ASVG)	2	–
– pension payments in the reporting year	– 164	– 104
– settlement	–	–
Provision as at 31 December	**2,564**	**2,423**

Unamortised actuarial losses amounted to € 54 m; the corridor of 10% was not exceeded.

Movements in other provisions

€ m	As at 1 Jan 2001	Changes in group of consolidated companies	Addition	Release	Transfer	Use	As at 31 December 2001
Provisions for impending losses	*229*	*37*	*53*	*6*	*– 62*	*57*	*193*
Provisions for restructuring costs	*80*	*–*	*10*	*31*	*–*	*49*	*10*
OTHER PROVISIONS	**309**	**37**	**63**	**37**	**– 62**	**106**	**203**

Of the total amount of other provisions recognised in the previous year, € 97 m was reclassified as loan loss provisions.

(22) Other liabilities

€ m	2001	2000
Other amounts payable	2,382	2,752
Deferred income	167	253
Negative market values on banking-book derivatives	1,871	–
OTHER LIABILITIES	**4,420**	**3,005**

All of the derivatives included in the sub-item Negative market values on banking-book derivatives are part of hedging relationships.

(23) Subordinated capital

€ m	2001	2000
Subordinated liabilities	5,794	3,805
Supplementary capital	1,438	1,225
SUBORDINATED CAPITAL	**7,232**	**5,030**

Breakdown by remaining maturity

€m	Repayable on demand	Up to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	Total
Subordinated liabilities	–	85	355	1,236	4,119	5,794
Supplementary capital	–	–	–	51	1,387	1,438
SUBORDINATED CAPITAL – 2001	–	85	355	1,287	5,506	7,232
Subordinated liabilities	–	10	62	1,527	2,206	3,805
Supplementary capital	–	–	–	69	1,156	1,225
SUBORDINATED CAPITAL – 2000	–	10	62	1,596	3,362	5,030

Additional IAS disclosures

(24) Fair values

The following table shows the fair values of balance sheet items and related off-balance sheet transactions. Loans and advances to, and placements with, banks as well as loans and advances to customers are stated after deduction of loan loss provisions. The fair values indicated in the table are the amounts for which the financial instruments could have been exchanged between knowledgeable, willing parties in an arm's length transaction at the balance sheet date. To the extent that market prices were available from exchanges or other efficient markets, these were stated as fair values. For the other financial instruments, internal valuation models were used, in particular the present value method. For fixed-rate loans and advances to, and amounts owed to, banks and customers with a remaining maturity of, or regular interest rate adjustment within, less than one year, amortised cost was stated as fair value. Investments in listed companies are included in the fair value of investments at their market values as at the balance sheet date.

€m	2001 Carrying value	2001 Fair value	2000 Carrying value	2000 Fair value	Difference between carrying value and fair value in 2001	Difference between carrying value and fair value in 2000
Loans and advances to, and placements with, banks	42,554	42,706	39,371	39,520	+ 152	+ 149
Loans and advances to customers	75,327	75,694	79,517	79,876	+ 367	+ 359
Investments	17,832	17,940	26,182	26,479	+ 108	+ 297
Amounts owed to banks	47,677	47,611	59,105	59,107	– 66	+ 3
Amounts owed to customers	59,962	59,992	53,047	53,015	+ 30	– 32
Liabilities evidenced by certificates	23,902	23,850	31,283	31,375	– 52	+ 92
Subordinated capital	7,232	7,332	5,030	5,272	+ 99	+ 242

fair value higher than carrying value (+)
fair value lower than carrying value (–)

(25) Loans and advances to, and amounts owed to, unconsolidated subsidiaries and companies in which an equity interest is held

The following table shows the amounts of Bank Austria's loans and advances to, and amounts owed to, unconsolidated subsidiaries and other companies in which Bank Austria holds an equity interest. Business relations with these companies are maintained on terms and conditions in line with banking practice.

€ m	Subsidiaries		Other equity interests	
	31 Dec. 2001	31 Dec. 2000	31 Dec. 2001	31 Dec. 2000
Loans and advances				
Loans and advances to, and placements with, banks	331	457	2,973	1,961
Loans and advances to customers	1,452	1,829	1,622	1,159
Loan loss provisions	–	–	–	–
Trading assets	486	–	42	–
Investments	498	11	148	191
TOTAL	**2,767**	**2,297**	**4,785**	**3,310**
Liabilities				
Amounts owed to banks	18	328	11,162	10,644
Amounts owed to customers	204	126	410	336
Liabilities evidenced by certificates	–	–	80	43
Subordinated capital	–	–	7	7
TOTAL	**222**	**454**	**11,659**	**11,029**

(26) Segment reporting

The primary segment reporting format is based on the internal reporting structure of business segments, which reflects management responsibilities in the Bank Austria Creditanstalt Group in 2001. The corporate divisions operate like independent units, they have their own capital resources and are responsible for their own results. The definition of business segments is primarily based on service responsibility for customers.

The internal reporting structure in the Bank Austria Creditanstalt Group comprises the following business segments:

Domestic Private Customers and Professionals

Responsibility for **Domestic Private Customers and Professionals** covers the retail banking activities of Bank Austria AG, Creditanstalt AG, SKWB Schoellerbank AG and the credit card business.

Domestic Corporate Customers

Domestic Corporate Customers essentially includes the corporate banking activities of Bank Austria AG and Creditanstalt AG as well as the leasing business of the Bank Austria Creditanstalt Group.

International Markets – Domestic Operations

International Markets – Domestic Operations essentially comprises the treasury activities of the Bank Austria Creditanstalt Group's domestic operations.

CEE

CEE includes the commercial banking units of the Bank Austria Creditanstalt Group in Central and Eastern Europe, whose activities are based on the implementation of the Bank of the Regions Agreement.

Asset Management

Asset Management comprises the Bank Austria Creditanstalt Group's asset management activities.

Other items / reclassifications

Other items / reclassifications cover equity interests that are not attributed to a business segment and all those units that have not yet been transferred to HVB. Also included are inter-segment eliminations and other items which cannot be attributed to the individual business segments.

Net interest income is split up according to the "market interest rate method". Costs are allocated to the individual business segments from which they arise.

Goodwill arising on acquisitions is also attributed to the individual business segments.

Capital allocation is based on supervisory guidelines. Capital allocated to the business segments is 5.4% of the risk positions (credit and market risk equivalent).

An interest rate which represents the long-term average return on risk-free investments in the capital market, as determined by empirical surveys, is applied to allocated capital, and the notional income from investment of capital is included in net interest income.

The result of each segment is measured by the net income before taxes generated by the respective segment. In addition to the cost/income ratio, the return on equity is one of the key ratios used for controlling the business segments.

The management structure in the Bank Austria Creditanstalt Group in 2001 reflects the new focus of the Bank Austria Creditanstalt Group's activities as agreed in the Bank of the Regions Agreement. The comparative figures used in presenting the development of the individual corporate divisions are those of the pro-forma presentation. This form of presentation is based on the assumption that the Group structure of the Bank Austria Creditanstalt Group applicable as at the end of 2001 existed already in 2000.

€ m		Domestic Private Customers and Professionals	Domestic Corporate Customers	International Markets Domestic Operations	CEE	Asset Management	Other items/reclassifications	Bank Austria Creditanstalt Group
Net interest income	2001	830	787	174	758	7	116	2,672
Pro forma	2000	881	728	7	580	25	224	2,445
Losses on loans and advances	2001	– 91	– 491	–	– 119	–	– 1	– 703
Pro forma	2000	– 97	– 295	5	– 110	–	– 144	– 641
Net fee and commission income	2001	446	288	29	269	27	1	1,061
Pro forma	2000	478	313	44	231	22	5	1,093
Net trading result	2001	2	1	74	101	66	16	261
Pro forma	2000	7	0	77	168	17	– 32	236
General administrative expenses	2001	– 1,102	– 516	– 146	– 779	– 53	– 177	– 2,773
Pro forma	2000	– 1,053	– 605	– 184	– 655	– 35	– 63	– 2,596
Balance of other operating income and expenses	2001	29	14	5	– 15	–	2	34
Pro forma	2000	– 7	26	11	– 31	–	– 41	– 43
Operating profit	2001	114	83	137	215	47	– 43	552
Pro forma	2000	207	166	– 40	182	28	– 51	492
Net income from investments	2001	6	4	36	– 17	– 13	171	187
Pro forma	2000	– 1	37	84	33	– 16	238	376
Balance of other income and expenses	2001	–	– 2	– 1	– 2	–	– 5	– 10
Pro forma	2000	– 2	1	– 1	– 3	–	– 5	– 10
Amortisation of goodwill	2001	– 2	– 1	– 8	– 35	–	– 28	– 73
Pro forma	2000	– 5	– 1	– 6	– 30	–	– 17	– 60
Net income before taxes	2001	118	83	165	162	34	94	655
Pro forma	2000	199	205	37	182	12	164	800
Credit and market risk equivalent (average)	2001	11,390	33,675	4,241	12,430	1,936	10,570	74,241
Pro forma	2000	11,459	35,094	5,997	11,417	1,161	6,650	71,778
Equity allocated (average)	2001	615	1,818	229	671	105	571	4,745
Pro forma	2000	619	1,895	324	617	63	359	4,533
Return on equity before taxes in %	2001	19.1	4.6	71.8	24.1	32.6	–	13.8
Pro forma	2000	32.2	11.8	11.5	29.5	19.4	–	17.7
Cost/income ratio in %	2001	84.3	47.3	51.6	70.0	53.3	–	68.8
Pro forma	2000	77.6	56.7	131.9	69.1	55.9	–	69.6

Breakdown of income by region (figures published for 2000)

€ m	Austria		Central and Eastern Europe		Other regions		Total	
	2001	2000	2001	2000	2001	2000	2001	2000
Net interest income	1,774	1,556	839	205	60	479	2,672	2,240
Losses on loans and advances	577	519	122	8	4	138	703	666
Net interest income after losses on loans and advances	1,196	1,037	717	197	56	341	1,969	1,574
Net fee and commission income	780	709	302	104	– 22	49	1,061	862
Net trading result	82	96	108	21	70	20	261	137

(27) Assets on which interest is not being accrued

Within Bank Austria, assets are put on a non-accrual status if interest-earning assets are not expected to produce interest income inflows in the subsequent period.

€ m	2001	2000
Non-accrual assets within loans and advances to, and placements with, banks	96	518
Non-accrual assets within loans and advances to customers	2,980	2,269
ASSETS PUT ON A NON-ACCRUAL STATUS	**3,076**	**2,787**

(28) Assets pledged as security

Bank Austria has pledged cash and cash equivalents as security for liabilities in connection with the clearing of securities and foreign exchange transactions.

€ m	2001	2000
Margin requirement at futures and options exchanges and with various brokers	315	140
Security provided in favour of Oesterreichische Kontrollbank AG for the settlement of securities transactions	28	28
Security provided in favour of foreign banks for securities lending transactions	69	44
Assets pledged in favour of foreign banks and other foreign financial institutions	757	533
Security provided in favour of Euro-Clear for securities transactions	837	785
Claims assigned in favour of Oesterreichische Kontrollbank AG	6,622	6,623
Securities deposited for euro banknotes and coins distributed in advance (only 31 December 2001)	1,648	–
SUB-TOTAL	**10,276**	**8,152**
Cover fund for savings deposits held in trust for guardianships	85	87
Cover fund for funded bonds	608	747
Cover fund for mortgage bonds and municipal bonds	4,607	2,128
TOTAL	**15,576**	**11,113**

(29) Subordinated assets

€ m	2001	2000
Loans and advances to, and placements with, banks	1,533	199
of which: subsidiaries	*1,427*	*197*
of which: equity interests	*1*	*1*
Loans and advances to customers	421	113
of which: subsidiaries	–	–
of which: equity interests	*17*	*4*
Trading assets	34	–
Bonds and other fixed-income securities	327	533
Shares and other variable-yield securities	720	52
of which: subsidiaries	*7*	*6*
of which: equity interests	*6*	*6*

The increase in loans and avances to, and placements with, banks relates mainly to HVB Group companies.

(30) Contingent liabilities and commitments

€ m	2001	2000
Acceptances and endorsements	26	103
Other contingent liabilities	11,753	10,976
TOTAL CONTINGENT LIABILITIES	**11,779**	**11,079**
Liabilities arising from sales with an option to repurchase	1,383	2,368
Other commitments	7,086	16,824
TOTAL COMMITMENTS	**8,469**	**19,192**

(31) Assets and liabilities in foreign currency

€ m	2001		2000	
	Assets	Liabilities	Assets	Liabilities
Euro	**96,129**	**101,421**	**93,037**	**97,606**
US dollar	23,480	28,300	36,949	35,876
Swiss franc	12,461	3,665	11,625	10,781
Yen	6,030	4,797	5,805	4,664
Other	21,497	21,414	17,604	16,092
SUB-TOTAL – FOREIGN CURRENCIES	**63,468**	**58,176**	**71,983**	**67,413**
TOTAL	**159,597**	**159,597**	**165,019**	**165,019**

(32) Trust assets

As part of its business activities, Bank Austria also manages trust assets (as at balance sheet date: € 2,066 m; 2000: € 1,943 m) which are not permitted to be recognised in the balance sheet.

(33) Repurchase agreements

Under repurchase agreements, assets were sold to third parties with a commitment to repurchase the financial instruments at a price specified when the assets were sold. At the balance sheet date, the total amount of repurchase agreements was € 1,652 m (2000: € 5,522 m).

(34) List of selected subsidiaries and other equity interests

Name and domicile of company	Ownership interest in %	
CONSOLIDATED COMPANIES		
Asset Management GmbH, Vienna	100.00	
BA/CA Asset Finance Limited, Glasgow	96.04	
BA/CA Export Finance Limited, London	100.00	
Bank Austria Cayman Islands Ltd., Georgetown, Cayman Islands	100.00	
Bank Austria Creditanstalt d.d., Ljubljana	99.54	
Bank Austria Creditanstalt Leasing GmbH, Vienna	99.98	
Bank Austria Creditanstalt Wohnbaubank AG, Vienna	100.00	
Bank Austria Handelsbank Aktiengesellschaft, Vienna	100.00	
Bank Austria Treuhand GmbH, Vienna	75.00	
Bank Przemysłowo-Handlowy PBK S.A., Kraków	33.58	controlled
BANKPRIVAT AG, Vienna	100.00	
CA Betriebsobjekte AG, Vienna	100.00	
CA IB Corporate Finance Beratungs Ges.m.b.H., Vienna	100.00	
CA IB Investmentbank Aktiengesellschaft, Vienna	100.00	
CA IB International Markets Ltd., London	100.00	
CA IB Securities a.s., Prague	100.00	
CA IB Securities Rt., Budapest	99.09	
CA IB Securities S.A., Warsaw	100.00	
CABET-Holding-Aktiengesellschaft, Vienna	100.00	
CAPITAL INVEST die Kapitalanlagegesellschaft der Bank Austria/Creditanstalt Gruppe GmbH, Vienna	100.00	
Creditanstalt AG, Vienna	100.00	
DOMUS FACILITY MANAGEMENT GmbH, Vienna	100.00	
Górnośląski Bank Gospodarczy – Spółka Akcyjna, Katowice	23.11	controlled
Hypo Vereinsbank Bank Hipoteczny S.A., Warsaw	33.58	controlled
HVB Bank Croatia. d.d., Zagreb	80.02	
HVB Bank Czech Republic a.s., Prague	99.50	
HVB Bank Hungary Rt., Budapest	100.00	
HVB Bank Romania S.A., Bucharest	100.00	
HVB Bank Slovakia a.s., Bratislava	100.00	
Lassallestraße Bau-, Planungs-, Errichtungs- und Verwertungsgesellschaft m.b.H., Vienna	100.00	
RINGTURM Kapitalanlagegesellschaft m.b.H., Vienna	40.00	controlled
SKWB Schoellerbank Aktiengesellschaft, Vienna	100.00	
VISA-SERVICE Kreditkarten Aktiengesellschaft, Vienna	75.00	
WAVE Solutions Information Technology GmbH, Vienna	100.00	
ASSOCIATED COMPANIES VALUED AT EQUITY		
Adria Bank Aktiengesellschaft, Vienna	25.50	
B.I.I. Creditanstalt International Bank Ltd., George Town, Grand Cayman	50.00	
Banco B.I. Creditanstalt S.A., Buenos Aires	50.00	
Bausparkasse Wüstenrot Aktiengesellschaft, Salzburg	27.08	

Name and domicile of company	Ownership interest in %	
CA Versicherung AG, Vienna	50.00	
Investkredit Bank AG, Vienna	26.74	
Oesterreichische Kontrollbank Aktiengesellschaft, Vienna	49.15	
Union Versicherungs-Aktiengesellschaft, Vienna	33.33	
UNCONSOLIDATED		
A. SUBSIDIARIES		
AWT International Trade and Finance AWT Internationale Handels und Finanzierungs Aktiengesellschaft, Vienna	100.00	
Bank Austria Creditanstalt Immobilienagentur GmbH, Vienna	100.00	
BA Private Equity GmbH, Vienna	100.00	
BA/CA Capital Management Ltd., Central Hong Kong	66.67	
DATA AUSTRIA Datenverarbeitungs GmbH, Vienna	100.00	
FactorBank Aktiengesellschaft, Vienna	52.00	
GANYMED Immobilienvermietungsgesellschaft m.b.H., Vienna	100.00	
HVB Bank Bulgaria EAD, Sofia	100.00	
HVB Bank Yugoslavia A.D., Belgrade	99.00	
HYPERION Immobilienverwaltungsgesellschaft m.b.H., Vienna	100.00	
Immobilien Rating GmbH, Vienna	99.00	
Informations-Technologie Austria GmbH, Vienna	61.37	not controlled
JSCB HVB Bank Ukraine, Kiev	89.07	
Österreichische Hotel- und Tourismusbank Gesellschaft m.b.H., Vienna	50.00	
Österreichisches Verkehrsbüro Aktiengesellschaft, Vienna	63.83	
PlanetHome GmbH, Vienna	50.00	
UNIVERSALE International Realitäten GmbH, Vienna	100.00	
B. ASSOCIATED COMPANIES		
Lambacher HITIAG Leinen Aktiengesellschaft, Stadl-Paura	45.57	
M.A.I.L. Finanzberatung GmbH, Vienna	49.00	
Vereinigte Pensionskasse Aktiengesellschaft, Vienna	30.11	
C. OTHER COMPANIES		
Einlagensicherung der Banken und Bankiers Gesellschaft m.b.H., Vienna	18.64	
Europay Austria Zahlungsverkehrssysteme GmbH, Vienna	21.92	
NOTARTREUHANDBANK AG, Vienna	25.00	
WED Wiener Entwicklungsgesellschaft für den Donauraum Aktiengesellschaft, Vienna	18.00	
WIENER STÄDTISCHE Allgemeine Versicherung Aktiengesellschaft, Vienna	8.00	

Note:

The ownership interest is the Bank Austria Group's ownership interest in the equity of the company. For the purpose of calculating the ownership interest in a target company, shares held by consolidated companies and by other subsidiaries are added up.

controlled = controlled on the basis of syndicate or other agreements

not controlled = not controlled on the basis of syndicate or other agreements

Risk Report

(35) Global risk management

Bank Austria identifies, measures, monitors and manages all risks of the Bank Austria Creditanstalt Group and works closely with the risk control and risk management units of HypoVereinsbank.

Bank Austria divides the monitoring and controlling processes associated with risk controlling and risk management into the following categories:

- market risk
- credit risk
- liquidity risk
- operational risk
- business risk
- risks arising from the bank's own real estate portfolio and
- risks arising from the bank's equity interests

The Managing Board determines the risk policy and approves the principles of risk controlling and risk management, the establishment of limits for all relevant risks, and the risk control procedures.

In performing these tasks, the Managing Board is supported by specific committees and independent risk controlling and risk management units.

MARALCO is responsible for the management of balance-sheet structure positions and controls market risk arising from the trading books. This committee also establishes the framework and limits for banking subsidiaries. Credit risk is assessed by the credit committee and by the country risk committee. The task of the newly established Sales ALM unit is to coordinate risk control between sales units and overall bank management.

The "Market Risk Management and ALCO Support", "Profit Measurement – Trading", "Credit Risk Methods and Instruments" and "Operational and Group Risk" departments are in charge of developing and implementing the methods of risk measurement; further improving and refining the measurement and control instruments; complying with the relevant minimum requirements applicable to trading activities; developing and maintaining manuals; as well as reporting on the Bank Austria Creditanstalt Group's risk profile in an independent and neutral manner.

Credit risk is managed for the Bank Austria Creditanstalt Group as a whole, and across all types of products and customer groups, by the Managing Board member responsible for risk management.

Since the beginning of 2001, the Bank Austria Creditanstalt Group has applied the principle of dual management and control. Under this principle, both regulatory capital and economic capital are expected to yield a specific return. The target returns for both measures of capital have been defined with a view to achieving a return on equity after taxes of 15% in the long term. While the amount of regulatory capital is derived from the relevant rules of the Austrian Banking Act, economic capital is intended to reflect the bank's specific risk profile in a comprehensive and more consistent way. With the exception of liquidity risk, economic capital is calculated using uniform value-at-risk methods across all types of risk. For this purpose, unexpected losses over a period of one year are calculated with a confidence level of 99%. Risk capital is part of the annual budgeting process and complements the earnings and cost budgets.

The Bank Austria Creditanstalt Group is included in the risk monitoring and risk management system of the entire HVB Group, and comprehensive and consolidated HVB risk figures are calculated, periodically. This ensures uniform risk management across the entire HVB Group.

Market risks on trading activities

At Bank Austria, market risk management encompasses the recognition, measurement, monitoring and management of all market risks resulting from the banking business. The processes and methods used for defining and reviewing limits as well as measuring risks associated with trading activities have been summarised in a market risk management manual.

Over the past few years, the value-at-risk (VAR) method has generally become the accepted method of measuring market risk. This method was introduced throughout Bank Austria on a Group-wide basis and has replaced or supplemented the former limit systems. Value at risk represents the potential loss which might arise from a trading book and is determined by the statistically expected changes in market parameters.

Bank Austria uses a self-developed model and takes a variance-covariance approach. Daily risk measurement is based on two standard deviations and a one-day holding period. Using this method, possible losses arising from the trading books are no larger, with a probability of 97.5%, than the amount of value at risk.

As at 31 December 2001, value at risk for our trading books was as follows:

	Bank Austria AG	Bank Austria Group
Exchange rate risk	€ 7.0 m	€ 6.9 m
Equity position risk	€ 1.1 m	€ 1.2 m
Interest rate position risk	€ 6.1 m	€ 5.4 m

From 1 January 1998 onwards, the internal model of risk measurement has additionally been used for the purpose of determining the capital resources required to be held pursuant to the Second Amendment to the Austrian Banking Act (implementation of the Capital Adequacy Directive). Under this model, value at risk has also been calculated for a two-week holding period. This calculation takes into account the quantitative standards required by law and by the Austrian Federal Ministry of Finance (one-sided confidence level of 99%, multiplier 3, average for the past 60 business days, add-on in the amount of the specific position risk); the multiplier of 3 was confirmed by the Austrian National Bank in an expert opinion issued pursuant to Section 26b of the Austrian Banking Act.

Based on the application of the internal model and other capital requirements for the trading book and for the open foreign exchange position, the overall requirement as at year-end for the Bank Austria group of credit institutions pursuant to the Austrian Banking Act is € 399 m (2000: € 365 m). Available Tier 3 capital is thus used to the extent of only about 22%.

In addition to the VAR limits – and depending on the type of business – gamma, vega, volume, position and basis-point-value limits as well as stop-loss limits are set. The limits are set according to the level of risk tolerance defined in respect of the budgeted profit components.

Within Bank Austria, the reliability and accuracy of the internal model is monitored by daily back-testing comparing the value-at-risk amounts with the actually observed fluctuations in market parameters and in the total value of the trading books. The results of back-testing have so far continued to confirm the accuracy and reliability of the model.

During the 2001 financial year, back-testing revealed only one excess, which means that the model continues to be well within the green zone under the Austrian Banking Act and the Basel regulatory guidelines.

Value-at-risk calculations in the trading sector are complemented by various stress scenarios to identify the potential effects on the Group's earnings of stressful market conditions for which there is only a low probability. The assumptions made under such stress scenarios include extreme movements in prices or rates and a dramatic deterioration in market liquidity.

The current stress scenarios of Bank Austria – broken down into the three major risk categories – show the following levels:

	Interest rates	Exchange rates	Equities
Developed countries	+/– 60 bp	+/– 15%	+/– 20 – 30%
Emerging countries	+/– 500 bp	+/– 30%	+/– 40 – 50%
New Economy equities	n.a.	n.a.	+/– 30 – 40%

In the interest rate sector, tests are carried out to simulate a straightforward parallel shift, a turnaround in the yield curve, and a strong long-term increase in money market rates.

Market risks and asset/liability management

Bank Austria uses a separate procedure to evaluate market risks resulting from the general structure of the balance sheet and from the decisions of the asset/liability management committee (MARALCO). MARALCO ensures the management of balance-sheet structure positions through money market and capital market transactions. Bank Austria's profit centres are released from any market risk through a matched funds transfer pricing system applied throughout the Group. Splitting net interest income into a terms-related contribution allocated to the business divisions and a contribution from maturity transformation creates the basic conditions for uniform centralised management of all market risks by MARALCO.

Given the special significance and complexity of domestic customer business, market risks resulting from the banking book positions are also regularly analysed by means of simulations of net interest income volatility. In addition to various interest rate scenarios and the business volume as at the reporting date, these simulations are also based on assumptions regarding new business, demand behaviour and general developments affecting margins in those market segments which are of greatest importance to Bank Austria. By modelling trends in net interest income over the projection period, the bank can thus make calculations of the maximum risk potential and forecast developments. In this way, the bank can identify risks in this area at an early stage and take appropriate measures. Additionally, the value-at-risk method is used to analyse the banking book.

A comprehensive analysis of the Group's interest rate risk as at 31 December 2001 showed the following interest rate sensitivities, defined as the effects of an interest rate increase of one basis point (0.01%) on interest-bearing assets and liabilities.

"Other positions" involve interest rate risk arising from lending and deposits business and from MARALCO activities.

in €		Up to 1 month	1 month to 3 months	3 months to 1 year	1 year to 5 years	5 years to 30 years	Total
Euro	Other positions	– 11,987	76,630	– 519,577	33,216	– 980,941	– 1,402,659
Euro	Trading portfolio	– 22,053	– 39,078	– 128,186	322,316	– 129,075	3,924
US dollar	Other positions	686	– 39,832	– 138,604	– 378,615	71,899	– 484,466
US dollar	Trading portfolio	– 11,812	4,361	– 466,191	547,874	– 129,171	– 54,939
Swiss franc	Other positions	10,664	24,270	– 114,002	– 88,451	– 22,399	– 189,918
Swiss franc	Trading portfolio	– 167	6,003	6,633	17,760	– 17,551	12,678
Pound sterling	Other positions	4,854	10,094	– 159,263	219	– 475	– 144,571
Pound sterling	Trading portfolio	197	5,171	– 557	– 18,335	– 25,144	– 38,668
Polish zloty	Other positions	– 70	– 2,728	– 23,100	– 31,824	– 2,435	– 60,157
Polish zloty	Trading portfolio	– 2,777	1,848	16,289	– 72,107	8,241	– 48,506
Czech crown	Other positions	5,783	– 2,894	– 13,172	5,460	– 46,527	– 51,350
Czech crown	Trading portfolio	– 657	1,062	10,905	– 24,634	12,840	– 484
Yen	Other positions	12,240	910	– 48,222	131	914	– 34,027
Yen	Trading portfolio	– 3,187	2,932	– 5,406	69,994	– 73,975	– 9,642
Slovak crown	Other positions	559	– 413	– 1,367	– 5,997	– 3,026	– 10,244
Slovak crown	Trading portfolio	251	103	2,428	– 743	42	2,081
Hungarian forint	Other positions	1,849	– 2,153	– 69	9,795	–	9,422
Hungarian forint	Trading portfolio	– 291	– 1,093	– 178	– 10,413	– 215	– 12,190
Other	Other positions	1,432	– 3,125	– 31,415	1,630	721	– 30,757
Other	Trading portfolio	91	– 493	– 6,220	17,533	– 11,532	– 621

Credit/counterparty risk

In 2001, the operating environment for lending business was marked by three main topics:

- preparations for the new capital adequacy framework under the New Basel Capital Accord
- integration of the Bank Austria Creditanstalt Group into the HVB Group
- preparations for the merger of Bank Austria AG and Creditanstalt AG

These topics were also reflected in organisational arrangements and basic rules for the lending business.

As the rules were regularly reviewed in the light of recent developments in the area of "risk assessment" (New Basel Capital Accord), credit approval authority rules were redefined. Credit approval authority is exclusively granted to experienced credit risk managers.

The units serving customers regularly review loan exposures for their risk content and submit them to the credit risk management unit for approval.

In each case, new transactions are approved, and existing exposures involving credit risk are reviewed, in line with the two-signatures principle; as a rule, the second person involved is a credit risk management officer. Primary responsibility for risk, i.e. the primary assessment of credit risk, rests with the unit serving customers. Secondary responsibility for risk rests with a risk management unit which is separate from the units serving customers; secondary responsibility for risk comprises mainly the secondary assessment of credit risk and approval of credit applications.

To pay more attention to the industry aspect of lending decisions, central credit departments are replaced by Senior Risk Manager teams who are responsible for specific sectors.

The Credit Committee is an efficient group enabling quick individual lending decisions. At the same time, at Supervisory Board level, individual lending decisions have been transferred to the Supervisory Board's credit committee and loan portfolio reports have been expanded in order to enable the Supervisory Board to concentrate on strategic considerations.

Special attention is also given to reviewing and managing bad and doubtful debt. As soon as early warning signals appear, bad and doubtful debt is dealt with by specially trained staff. In this context, special accounts managers have specific authority to deal with problem cases. An exposure is classified as bad or doubtful if, in view of the borrower's financial position and of the security provided, a loss of principal and/or interest may be expected.

The integration project of HVB and Bank Austria Creditanstalt is also reflected in the basic rules for lending business. In line with HVB Group standards, general lending principles are now based on the organisational structure of the corporate divisions (Corporate Customers, Private Customers and Professionals, Real Estate Customers, etc.). Process changes prepared as part of the merger project of Bank Austria and Creditanstalt have also been incorporated in the general rules.

In the area of credit/counterparty risk, Bank Austria has made an essential step towards meeting its objective of managing the Group's credit portfolio on the basis of risk-adjusted return. The approach to credit risk control has been further developed and considerably refined at the individual-loan and portfolio levels. In particular, this includes the implementation of the management parameters ("expected loss" and "unexpected loss") in the new contribution margin calculation system for individual customers and individual transactions in the lending business. This management instrument has been adjusted to the HVB Group standards.

Credit/counterparty risk is defined as the probability of incurring a financial loss resulting from a borrower's/counterparty's inability to meet its obligations. This comprises counterparty risk, international transfer risk and settlement risk.

Credit/counterparty risk is analysed for the classic banking products – such as loans and commitments to lend – and for products in the trading book as well as derivative financial instruments. Bank Austria gives special attention to risks on (OTC) derivatives contracts with a view to limiting the future potential default risk on such contracts.

In line with the risk-oriented management system of the Bank Austria Creditanstalt Group, credit transactions are analysed with a two-dimensional risk approach: on the one hand, the expected loss resulting from an event of default is calculated; on the other hand, unexpected loss and economic capital are determined on an individual loan basis, taking account of portfolio effects. Expected loss is the average annual loss rate, based on historical empirical data, resulting from events of default. It is calculated by multiplying the loss probability by the credit equivalent and the loss rate. Unexpected loss is a measure of the annual fluctuations of actual loan losses around expected loss. In the management system, the loss expected in the lending business is reflected in standard risk costs, while unexpected loss is taken account of through the allocation of economic capital. As mentioned above, measures were taken to create the methodological and technical framework required to implement this approach throughout the Bank Austria Creditanstalt Group. Starting from 2002, expected loss and unexpected loss (economic capital for credit/counterparty risk) in domestic business with corporate and retail customers are allocated at individual customer level. In this way, lending business will increasingly be managed on the basis of risk/return considerations.

Refined rating instruments calibrated by default probability have been designed and implemented to support this control system and to optimise risk assessment. Activities in this area focused on refining the application of the new rating system for corporate customers in Austria (development of a monitoring tool), implementing a credit rating system for Central and East European companies, and completing a model for small and medium-sized businesses and independent professionals. These rating models provide a basis for quantifying loan default risk in the form of loss probabilities.

In line with these new rating systems, credit analysis is based on both quantitative criteria, such as financial statements, and qualitative factors taking into account the possible future development of a company. If the borrower is a member of a group, the group will also be analysed.

The rating scale applied by HVB and the Bank Austria Creditanstalt Group has been standardised. This common master scale is being introduced throughout the entire Group. It can be translated into the previously used rating categories and into external rating scales. An empirical loss probability has been determined for each rating category of this scale, exclusively based on the customer's creditworthiness. Security is additionally taken into account in determining the expected loss. This means that there is a strict separation between the evaluation of creditworthiness and security.

A quantitative model to determine credit risk for the Group's entire portfolio has been implemented in Bank Austria. This credit portfolio model is used to identify and, if necessary, reduce risk concentrations as well as measuring correlations within the portfolio with a view to diversifying risk. In addition, economic capital can also be calculated by using this model. This will supplement the allocation of regulatory capital with a capital allocation method based on risk-adjusted return. The results of this calculation are now also used for contribution margin calculations and for a newly developed risk-adjusted pricing system.

At the same time, through this work on refining and further developing the methods of credit risk management, Bank Austria is preparing for possible changes in banking supervision guidelines, which are currently under consideration with a view to more precisely differentiating between capital requirements for different credit risks and recognising internal rating systems for supervisory purposes (New Basel Capital Accord).

In 2001, Bank Austria made a detailed analysis of the proposed new capital adequacy framework and identified the most important points on which action is required. A separate project focusing on the New Basel Capital Accord will be started to initiate and implement these measures.

(36) Operational risk

In 2001, the Operational and Group Risk department concentrated on creating the qualitative and quantitative framework for risk measurement and risk management. In this context, attention focused on early identification and implementation of trends resulting from the Basel consultation process for operational risk.

As in HypoVereinsbank, operational risk is defined as the risk of unexpected losses due to human error, flawed management processes, natural and other disasters, technological failures, and changes in the external environment (event risk). For example, in the future, IT system failures, damage to property, processing errors or fraud should be subject to accurate and consolidated risk measurement and management, on which the calculation of risk capital and process improvements will be based.

Efforts focused on building up and further developing an Intranet application for operational risk. The basic idea is to develop the Intranet solution into a central communication platform used for obtaining sector-specific loss data and quality scores as well as providing consistent information to the various divisions and the Managing Board. Modules for decentralised data collection and the questionnaires for regular control self-assessment in Bank Austria have already been completed. The prototype of the reporting module will include the report on information supplied and relevant early indicators. This will meet the requirement of involving all decision-makers and divisions in the risk management process in an efficient way.

Independently of the selected risk measurement approach, the build-up of a data base using internal information on historical loss experience will provide an important tool to quantify operational risk. In this connection, comprehensive data have been available since 1 January 2002, providing the quantitative basis – in terms of length of data history – for the application of advanced measurement methods to determine capital requirements.

Loss data are collected, and flawed processes are addressed, in close coordination and cooperation with other units including internal audit, compliance, the legal department, the insurance sector as well as payments processing and settlement units. Also to be considered is the fact that Bank Austria has always taken numerous measures in the various divisions to manage and reduce operational risk. Examples are data security measures, measures to ensure the confidentiality and integrity of stored data, access authorisation systems, the two-signatures principle, and a large number of monitoring and control processes as well as staff training programmes.

It is necessary to use external loss data to complement internal data. Therefore Bank Austria, together with HypoVereinsbank, intends to actively participate in loss data consortia which are in the process of being formed.

The use of questionnaire-based control self-assessment (CSA) to ascertain control and process quality will be extended to the Bank Austria Creditanstalt Group. Work on widening the scope of CSA to include a larger number of sector-specific questions will be completed together with HVB and will thus form the basis of regular self-assessment in the future.

In 2002, activities in the area of operational risk will focus on

- further sensitising all units of the Bank Austria Creditanstalt Group to issues concerning operational risk,
- involving Bank Austria's principal subsidiaries in the Intranet-based reporting system,
- continuing work on a risk management model based on the New Basel Capital Accord and capable of meeting the required standards,
- developing scenario analyses for corporate divisions and subsidiaries,
- analysing insurance solutions regarding operational risk.

(37) Pending legal risks

At the balance sheet date it was not yet possible for Bank Austria to determine whether an outflow of funds would occur, and if so, whether such outflow would exceed the provisions already made, in connection with the following pending proceedings:

EU competition proceedings

Interest rate adjustment clauses and rounding rules

Consumer protection under General Business Conditions

(38) Credit risk

The net charge for losses on loans and advances was € 703 m. As a result of structural changes in the Group, this figure is not directly comparable with the figure published in the previous year. For the purposes of comparison in the table below, the figures for 2000 have been restated on a pro-forma basis to reflect the Group's target structure.

€ m	2001	2000*
Business segment		
Domestic Private Customers and Professionals	– 91	– 97
Domestic Corporate Customers	– 492	– 295
International Markets – Domestic Operations	–	5
CEE	– 119	– 110
Asset Management	–	–
Other	– 1	– 144
BANK AUSTRIA CREDITANSTALT GROUP	**– 703**	**– 641**

The unexpected deterioration in the global economic environment affected major business segments. Bank Austria, as market leader in Austria, felt the impact of the economic slowdown experienced by all EU countries. The increase in the provisioning charge in Austria reflects not only the increase in insolvencies, but also the special effects of large insolvencies. Country-specific developments in CEE – in particular, changes in economic conditions in Poland – also had an impact on the net charge for losses on loans and advances.

(39) Financial derivatives

The activity levels of the Bank Austria Creditanstalt Group in derivative instruments are shown in the table "Total volume of outstanding financial derivative transactions". As at 31 December 2001, the notional amounts of financial derivative transactions, broken down by product category, totalled € 634,902 m. Positive market values reached a total of € 6,554 m.

Total volume of outstanding financial derivative transactions of the Bank Austria Creditanstalt Group

as at 31 December 2001

€ m	Banking and trading book						of which: banking book	of which: trading book
	Notional amounts by remaining maturity				Positive market value	31 Dec. 2000 Positive market value		
	≤ 1 year	1–5 years	> 5 years	Total				
TOTAL	**415,953**	**159,103**	**59,846**	**634,902**	**6,554**	**6,391**	**106,297**	**528,605**
of which: OTC products	*251,951*	*159,103*	*59,846*	*470,900*	*6,554*	*6,391*	*106,297*	*364,603*
of which: exchange-traded products	*164,002*	–	–	*164,002*	–	–	–	*164,002*
A. Interest rate contracts	**347,238**	**143,036**	**55,519**	**545,793**	**4,754**	**4,315**	**93,580**	**452,214**
OTC products:	**183,306**	**143,036**	**55,519**	**381,861**	**4,754**	**4,315**	**93,580**	**288,282**
Forward rate agreements	40,568	4,628	–	45,196	40	15	9,747	35,449
Single-currency swaps	132,635	105,853	51,322	289,810	4,440	3,903	76,366	213,445
Interest rate options bought	3,536	17,237	2,058	22,831	270	363	3,570	19,261
Interest rate options sold	6,409	14,410	2,062	22,881	–	–	3,897	18,984
Other interest rate contracts	158	908	77	1,143	4	34	–	1,143
Exchange-traded products:	**163,932**	–	–	**163,932**	–	–	–	**163,932**
Interest rate futures	1,351	–	–	1,351	–	–	–	1,351
Options on interest rate futures	162,581	–	–	162,581	–	–	–	162,581
B. Foreign exchange contracts	**68,274**	**14,675**	**3,909**	**86,858**	**1,754**	**2,060**	**12,624**	**74,234**
OTC products:	**68,274**	**14,675**	**3,909**	**86,858**	**1,754**	**2,060**	**12,624**	**74,234**
Forward foreign exchange transactions	38,735	551	–	39,286	859	1,481	1,078	38,208
Cross-currency swaps	2,083	13,626	3,909	19,618	634	383	11,546	8,072
Currency options bought	11,588	263	–	11,851	261	196	–	11,851
Currency options sold	15,868	235	–	16,103	–	–	–	16,103
Other foreign exchange contracts	–	–	–	–	–	–	–	–
Exchange-traded products:	–	–	–	–	–	–	–	–
Currency futures	–	–	–	–	–	–	–	–
Options on currency futures	–	–	–	–	–	–	–	–
C. Securities-related transactions	**441**	**1,392**	**418**	**2,251**	**46**	**16**	**94**	**2,158**
OTC products:	**371**	**1,392**	**418**	**2,181**	**46**	**16**	**94**	**2,088**
Securities swaps	–	82	–	82	–	–	–	82
Equity options bought	34	156	10	200	–	12	–	200
Equity options sold	29	146	408	583	–	–	–	583
Other securities-related contracts	308	1,008	–	1,316	46	4	94	1,223
Exchange-traded products:	**70**	–	–	**70**	–	–	–	**70**
Equity and equity index futures	9	–	–	9	–	–	–	9
Equity and equity index options	61	–	–	61	–	–	–	61

The breakdown of transactions by remaining period to maturity and the classification of instruments as interest rate, foreign exchange and securities-related contracts follow international recommendations.

Derivatives are over-the-counter (OTC) contracts, concluded directly with the counterparties, or exchange-traded contracts. Most of the OTC business volume relates to interbank trading; customer-induced trading activities are also increasing. Bank Austria is a business partner in derivatives and structured transactions for international and local banks as well as institutional and corporate customers.

OTC trading accounted for the major part of business volume, with a focus on interest rate contracts. Activity in exchange-traded contracts concentrates on interest rate and securities-related contracts, comprising futures, forwards and options.

For portfolio management and risk management purposes, contracts are valued at current prices using recognised and tested models. Market values show the contract values as at the balance sheet date; positive market values indicate the potential default risk arising from the relevant activity. Market values expressed as a proportion of activity levels move within the the international standard range.

Overall activity in derivatives increased by 40%. As business relations were intensified, the number of interbank customers rose to 170, resulting in an order volume of about 1,000 transactions per day. CEE risks (spot, forward, swap) were combined, making a substantial contribution to further expanding the Emerging Markets sector. Bank Austria is now among the top three business partners in this sector.

In the Money Market sector, the number of transactions in overnight index swaps (EONIA, TOIS, OIS) rose in the second half of the year. The reason for this is increased use of these products in proprietary trading. Futures and options on futures were increasingly used to hedge on-balance sheet deposits business.

Volumes and activities in interest rate derivatives were significantly expanded. Market activities in PLN, CZK, SKK and HUF were significantly increased and business volume in the area of cross-currency swaps in these currencies rose.

Efforts to intensify business in structured products continued to be very successful. Business volume was further expanded in close cooperation with HVB from the middle of the reporting year.

(40) Comfort letters for subsidiaries

Bank Austria AG ensures, within the scope of its ownership interest and except for the event of political risk, that the following companies can meet their contractual obligations:

1) Banks in Austria

- BANK*PRIVAT* AG, Vienna
- Bank Austria Handelsbank Aktiengesellschaft, Vienna
- Bank Austria Treuhand GmbH, Vienna
- Bank Austria Creditanstalt Wohnbaubank AG, Vienna
- Creditanstalt AG, Vienna
- SKWB Schoellerbank Aktiengesellschaft, Vienna

2) Banks abroad

- JSCB HVB Bank Ukraine, Kiev
- Bank Przemysłowo-Handlowy PBK S.A., Kraków *)
- HVB Bank Czech Republic a.s., Prague
- HVB Bank Slovakia a.s., Bratislava
- HVB Bank Hungaria Rt., Budapest
- HVB Bank Romania S.A., Bucharest
- HVB Bank Bulgaria EDA, Sofia
- HVB Bank Yugoslavia A.D., Belgrade
- HVB Bank Croatia d.d., Zagreb
- BA CA d.d., Ljubljana
- HVB Jelzalogbank Rt., Budapest
- HVB Bank Hipoteczny S.A., Warsaw

3) Financial services companies in Austria

- Bank Austria Creditanstalt Leasing GmbH, Vienna

*) In addition, a complementary letter of comfort is available from HVB up to the HVB Group's equity interest.

Information required under Austrian law

(41) Legal basis under Austrian law

Legal basis of consolidated financial statements prepared in accordance with International Accounting Standards (IAS) in Austria: pursuant to the Austrian Consolidated Financial Statements Act as published in the Federal Law Gazette BGBl No. 49/1999 of 26 March 1999, a new Section 59a was introduced to the Austrian Banking Act. Under Section 59a, a bank preparing consolidated financial statements in accordance with internationally accepted accounting principles is exempted from the obligation to prepare consolidated financial statements pursuant to the Austrian Banking Act. To qualify for such exemption, consolidated financial statements must be consistent with the rules contained in Council Directive 86/635/EEC on the annual accounts and consolidated accounts of banks and other financial institutions, and meet the requirements of Section 245a (1) items 2 to 5 and (2) of the Austrian Commercial Code.

The auditors must certify that these requirements are met, and "the auditors' report shall report on the findings of the audit of the consolidated financial statements, and of the management report of the Group, in a manner which is at least equivalent to that required by Section 274 (1) to (4) of the Austrian Commercial Code".

IASs are internationally accepted accounting principles and the auditors have certified that the requirements of Section 59a of the Austrian Banking Act have been met. Thus the 2001 consolidated financial statements of Bank Austria AG in accordance with IAS meet the legal requirements applicable in Austria.

Pursuant to Section 59a of the Austrian Banking Act in conjunction with Section 30 of the Austrian Banking Act, the superordinate credit institution having its registered office in Austria must prepare consolidated financial statements. Therefore the consolidated financial statements contained in this annual report have been prepared from the perspective of Bank Austria AG, Vienna, as superordinate domestic credit institution.

A complete list of equity interests of Bank Austria AG is given in the notes to the company's separate financial statements.

(42) Shareholders' equity of Bank Austria

Shareholders' equity is composed of paid-in capital (nominal capital plus capital reserves) of Bank Austria AG, the Group's parent company, and earned capital (retained earnings of the Group plus consolidated net income).

As Bank Austria AG pays dividends on the basis of Austrian law, only part of the shareholders' equity calculated pursuant to the Austrian Commercial Code and the Austrian Banking Act is available for distribution: accumulated profit, free revenue reserve, and capital reserve not subject to legal restrictions. For 2001, a maximum amount of € 173.1 m (2000: € 288 m) was available for distribution.

(43) Employees

In 2001 and 2000, the Bank Austria Group employed the following average numbers of staff (the employees of the Bank Przemysłowo-Handlowy PBK Group, Poland, are not included in the average number for 2000 because the Group was only consolidated at the end of 2000; in the reporting year, the average full-time equivalent of staff in Poland was over 14,500. Other additions to staff numbers, primarily in the CEE area, resulted from the merger of units of HVB and Bank Austria which previously operated separately):

Employees*

	2001	2000
Salaried staff	31,727	16,866
Other employees	291	305
TOTAL	**32,018**	**17,171**
of which: in Austria	*13,562*	*13,290*
of which: abroad	*18,456*	*3,881*

*) average man-years of staff employed in Bank Austria, excluding apprentices and employees on unpaid maternity or paternity leave

(44) Information on members of the Managing Board, the Supervisory Board and the Employees' Council of Bank Austria AG

The list of members of the Managing Board and of the Supervisory Board of Bank Austria AG is given on pages 10 and 11 of this annual report.

Expenses for severance payments and pensions

Severance payments and pensions include allocations to and reversals of the provision for pensions and severance payments. In the reporting year, allocations and payments into a pension fund for members of the Managing Board, senior executives and their surviving dependants totalled € 5.9 m (2000: € 4.9 m); allocations and payments into a pension fund for other employees and their surviving dependants amounted to € 111.3 m (2000: € 82.6 m).

Emoluments of members of Bank Austria AG's Managing Board and Supervisory Board

The emoluments of 11 members of the Managing Board in the 2001 business year totalled € 6.8 m (2000: € 7.5 m). Emoluments for activities on behalf of subsidiaries amounted to € 0.1 m as in the previous year.

Payments to former members of the Managing Board and their surviving dependants totalled € 3.5 m (2000: € 3.6 m). Emoluments for activities on behalf of subsidiaries amounted to € 0.01 m (2000: € 0.04 m).

The emoluments of members of the Supervisory Board active in the 2001 business year totalled € 0.3 m (2000: € 0.5 m) for Bank Austria AG. In the reporting year, no emoluments were paid for activities on behalf of subsidiaries (2000: € 0.02 m). Emoluments include directors' fees, annual bonuses, expense allowances and commissions.

Loans and advances to members of the Managing Board and the Supervisory Board of Bank Austria AG

As at the balance sheet date, no loans and advances were outstanding to members of the Managing Board (2000: € 0.1 m).

Loans to members of the Supervisory Board amounted to € 0.53 m (2000: € 0.54 m). New loans amounted to € 0.06 m, while repayments totalled € 0.04 m. Other changes resulted from the new composition of the Supervisory Board. Loans to the Supervisory Board include those made to members of the Employees' Council who are members of the Supervisory Board. The maturities of the loans range from five to fifteen years. The rate of interest payable on these loans is the rate charged to employees of Bank Austria AG.

(45) Breakdown of securities pursuant to the Austrian Banking Act

The following table gives a breakdown of securities pursuant to Section 64 of the Austrian Banking Act:

€ m	Unlisted	Listed	of which: valued as fixed assets	of which: other valuation	Total 2001	Total 2000
Bonds and other fixed-income securities	1,490	12,650	8,428	4,222	14,140	23,405
Shares and other variable-yield securities	3,819	503	304	200	4,323	3,649
Equity interests	997	247	247	–	1,244	1,363
Shares in subsidiaries	1,024	16	16	–	1,040	1,245
TOTAL SECURITIES	7,330	13,417	8,995	4,422	20,747	29,662

(46) Principal differences between consolidated financial statements in accordance with IAS and consolidated financial statements under Austrian generally accepted accounting principles

The main differences between consolidated financial statements in accordance with IAS and consolidated financial statements under Austrian generally accepted accounting principles (Austrian Commercial Code / Austrian Banking Act) are as follows:

1) objective and content of financial statements in accordance with IAS,
2) formats for the balance sheet and the income statement,
3) recognition and valuation principles,
4) group of companies to be consolidated,
5) accounting for deferred taxes,
6) different assumptions used in calculating staff costs arising from pensions and similar obligations,
7) separation of minority interests held outside the Group from shareholders' equity,
8) more extensive disclosure requirements in the notes.

1) Objective and content of financial statements in accordance with IAS

The objective of financial statements in accordance with IAS is to provide structured information about the financial position, performance and changes in financial position of an enterprise that is useful to a wide range of users in making economic decisions.

Under International Accounting Standards, this objective is met through timely, complete, transparent and fair value-based reporting (see also the information in note 1 on the valuation of financial instruments); determination of net income for the period on the accrual basis of accounting; and a form of presentation that is in line with proper business management principles. This enhances the international comparability of financial statements in accordance with IAS, as against financial statements prepared in conformity with local accounting standards.

A cash flow statement is an integral part of financial statements prepared in accordance with IAS.

Dividend payments are not determined or restricted by consolidated financial statements in accordance with IAS. Profit distributions are always made on the basis of the separate financial statements, prepared in accordance with local rules, of the company paying the dividend.

Purely tax-induced values are not allowed in financial statements prepared in accordance with IAS. Tax effects are reflected in the tax expense for the period, including deferred taxes (see 5 below), of the enterprise.

The notes to the financial statements contain disclosures and explanations providing users with relevant information and enabling them to properly assess the development of the enterprise during the reporting period (see 8 below).

2) Formats for the balance sheet and the income statement

International Accounting Standards do not set out compulsory formats for the balance sheet and the income statement. The IAS rules usually contain minimum requirements and leave it to the reporting enterprises to find the formats best suited to the objectives and purposes of presenting information.

An obvious difference between financial statements in accordance with IAS and those pursuant to the Austrian Banking Act is the compact presentation of the balance sheet and the income statement, making them easier to read. This does not result in any loss of information because the disclosure of numerous details, as well as additional breakdowns and explanatory notes which are not given in respect of financial statements prepared pursuant to the Austrian Commercial Code / Austrian Banking Act, significantly increases the content of information provided to users. Loan loss provisions are presented on the face of the balance sheet, and the net charge for losses on loans and advances is disclosed in the income statement, in addition to further details on credit risk given in the notes. All this provides a considerably improved insight into the bank's credit risk policy.

3) Recognition and valuation principles

Financial reporting under Austrian law is guided by the principles of prudence, especially the principle of recognising possible losses but not anticipating possible gains. This principle is not applicable under the IAS rules.

Specific differences in individual items of the balance sheet and the income statement are explained in the notes to these items. The valuation of financial instruments in accordance with IAS 39, explained in note 1, differs from Austrian generally accepted accounting principles.

4) Consolidated companies

All significant controlled companies must be consolidated in accordance with IAS. In contrast to this, pursuant to Section 30 of the Austrian Banking Act, a controlled credit institution which is not material to the consolidated financial statements must also be consolidated. The provision of Section 30 of the Austrian Banking Act which restricts the group of consolidated companies to near-financial companies is not applied for the purposes of IAS-based consolidated financial statements. Financial companies which are not controlled and in which the ultimate holding company of the Group holds only an indirect majority interest, are not consolidated in accordance with IAS.

Compared with the group of companies to be consolidated under the Austrian Banking Act rules, this leads to numerous differences, resulting from the non-inclusion of several banks and financial institutions because these are not material to the consolidated financial statements, and from the inclusion of controlled real-estate subsidiaries and data-processing subsidiaries of Bank Austria which meet the materiality criterion. The method used to account for investments in companies in the consolidated financial statements is described in the section dealing with equity interests.

5) Accounting for deferred taxes

Under the IAS rules, differences between tax bases and amounts recognised in the balance sheet in accordance with IAS, if these differences reverse in the future, require the recognition of deferred tax assets or deferred tax liabilities, in the same way as the recognition of current tax losses and tax losses carried forward from previous periods if such tax losses may be expected to be offset in future periods. In contrast to this, under the rules of the Austrian Commercial Code, deferred taxes can arise only from timing differences between accounting profit and taxable profit; only the net amount of deferred tax liabilities, if any, must be recognised in the balance sheet.

The tax expense for the period thus comprises current tax payments made in the period and changes in deferred tax assets and liabilities during the period.

6) Different assumptions used in calculating staff costs arising from pensions and similar obligations

Pension provision

The calculation of pension provisions pursuant to the Austrian Commercial Code is often based on projected benefit valuation methods. IAS 19 requires the application of the projected unit credit method.

The discount rate chosen for discounting the projected benefit obligation under commercial law is often the same as that permitted for tax purposes. In accordance with IAS, the discount rate is determined by reference to long-term market yields on corporate bonds or government bonds.

Moreover, future salary increases resulting from career trends must be taken into account. As the underlying assumptions used for calculation purposes differ, pension provisions set up in accordance with IAS 19 are as a rule significantly higher than those pursuant to the Austrian Commercial Code. Post-employment benefits also include the provision for severance payments.

7) Minority interests held outside the Group are not part of shareholders' equity

In compliance with the IAS rules, interests in the capital of consolidated companies which are not owned, directly or indirectly through subsidiaries, by the parent company are not shown as a sub-item within consolidated shareholders' equity but as a separate balance sheet item.

8) More extensive disclosures required in the notes

For the purposes of improving comparability and achieving a fair presentation of the financial position and performance, the IAS rules require detailed information and disclosures to be given in the notes to the financial statements. Information to be presented as part of financial statements in accordance with IAS includes, for example, a statement of changes in shareholders' equity, segment reporting, and disclosures of the fair values of assets.

(47) Consolidated capital resources and regulatory capital requirements

The following tables show the capital requirements for the Bank Austria group of credit institutions pursuant to Section 30 of the Austrian Banking Act as at the balance sheet date of 2001 and 2000, as well as the various components of Bank Austria's capital resources as at the end of 2001 and 2000.

Capital resources and capital requirements

€ m	2001	2000
Core capital (Tier 1)	5,603	4,880
Paid-in capital	829	829
Capital reserve	2,153	2,172
Revenue reserve	314	191 *
Reserve pursuant to Section 23 (6) of the Austrian Banking Act	1,453	1,441
Untaxed reserves	123	127
Differences on consolidation pursuant to Section 24 (2) of the Austrian Banking Act	1,125 **	572
Fund for general banking risks	–	–
– Intangible assets	– 394	– 452
Supplementary elements (Tier 2)	4,076	3,821
Undisclosed reserves	–	–
Supplementary capital	1,250	1,310
Participation capital	–	–
Revaluation reserve	25	209
Subordinated capital	2,801	2,302
Deductions	**– 354**	**– 481**
Net capital resources (Tier 1 and Tier 2)	**9,325**	**8,220**
Assessment basis (banking book)	**72,003**	**79,783**
Tier 1 capital ratio	*7.8%*	*6.1%*
Total capital ratio	*13.0%*	*10.3%*
Tier 3	**1,784**	**873**
Requirement for the trading book and for open foreign exchange positions	399	365
Requirement to be covered by Tier 3	**399**	**365**

*) including that part of the accumulated profit which is not intended for distribution

**) including an untypically large amount of minority interests as at the balance sheet date, resulting from the pending final technical transfers from HVB

Capital requirements of the Bank Austria group of credit institutions pursuant to the Austrian Banking Act

€ m	31 Dec. 2001		
Risk weightings	Assets and off-balance sheet positions	Weighted amounts	Capital requirement
0%	37,008	–	–
10%	129	13	1
20%	11,477	2,295	184
50%	10,241	5,121	410
100%	57,183	57,183	4,575
Investment certificates	1,177	341	27
ASSETS – TOTAL	**117,215**	**64,953**	**5,197**
Off-balance sheet positions	18,734	6,920	554
Special off-balance sheet positions	66,425	130	10
BANKING BOOK – TOTAL	**202,374**	**72,003**	**5,761**

Concluding Remarks of the Managing Board of Bank Austria

The Managing Board of Bank Austria has prepared the consolidated financial statements as at 31 December 2001 in accordance with International Accounting Standards (IAS). These consolidated financial statements meet the legal requirements for exemption from the obligation to prepare consolidated financial statements under Austrian law and are consistent with applicable EU rules.

The consolidated financial statements and the management report of the Group contain all required disclosures; in particular, events of special significance which occurred after the end of the financial year and other major circumstances that are significant for the future development of the Group have been appropriately explained.

Vienna, 11 March 2002

The Managing Board

Gerhard Randa
(Chairman)

Karl Samstag
(Deputy Chairman)

Wolfgang Haller

Erich Hampel

Wilhelm Hemetsberger

Friedrich Kadrnoska

Jochen-Michael Speek

Franz Zwickl

Report of the Auditors

Auditors' report

We have audited the consolidated financial statements prepared by Bank Austria AG as at 31 December 2001, which comprise the balance sheet at 31 December 2001, the income statement, the cash flow statement, the statement of changes in shareholders' equity, and the notes for the financial year beginning on 1 January 2001 and ending on 31 December 2001, as well as the comparative figures for the previous year. The preparation and content of the consolidated financial statements are the responsibility of the Managing Board. Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing (ISA) issued by the International Federation of Accountants (IFAC). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting policies applied and significant estimates made by the Managing Board, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Group as at 31 December 2001 and of the results of its operations and its cash flows for the financial year beginning on 1 January 2001 and ending on 31 December 2001 in accordance with International Accounting Standards (IAS).

Pursuant to Austrian law (Section 59a of the Austrian Banking Act) it is our responsibility to certify that the legal requirements for the preparation of consolidated financial statements and a group management report in accordance with internationally accepted accounting principles have been met, exempting a company from the obligation to prepare consolidated financial statements pursuant to Austrian law. In this respect, we report as follows:

We certify that the consolidated financial statements and the management report of the Group are consistent with Council Directives 83/349/EEC and 86/635/EEC on consolidated accounts (of banks). The required explanatory notes on accounting policies and consolidation methods which differ from Austrian law are contained, and the overall presentation of the consolidated financial statements and of the management report of the Group is equivalent to the presentation pursuant to the Austrian Commercial Code and the Austrian Banking Act. Thus the legal requirements for the preparation of consolidated financial statements and a group management report in accordance with internationally accepted accounting principles have been met, exempting Bank Austria from the obligation to prepare consolidated financial statements pursuant to Austrian law. The management report of the Group for 2001 is consistent with the consolidated financial statements.

Vienna, 11 March 2002

Savings Bank Auditing Association
Auditing Board

Klaus Goschler — Wolfgang Riedl

KPMG Austria GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Gottwald Kranebitter — Martin Wagner

Österreichische Wirtschaftsberatung GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Philip Göth — Harald Breit

Report of the Supervisory Board

In the financial year, the Supervisory Board of Bank Austria Aktiengesellschaft held a total of four meetings, its credit committee held six meetings, and the committee for the audit of the financial statements and for the preparation of their adoption held one meeting. In addition, several resolutions were passed by written circular votes. The Supervisory Board was regularly informed by the bank's Managing Board of the progress and status of the company. In its meetings, the Supervisory Board performed all its duties as defined by the law and the bye-laws.

Changes in the internal rules of the Supervisory Board, the credit committee and the Managing Board were made to enhance their efficiency and their capacity to act. Special reports focused on the status of the integration with HVB, corporate banking, retail banking, the risk situation, risk management and the CEE loan portfolio.

In the reporting period, the number of Supervisory Board members was reduced; as a result, two members delegated by the Employees' Council, Kornelia Urban and Heribert Kruschik, left the Supervisory Board (on 16 January 2001). Eberhard Rauch resigned from the Supervisory Board on 31 December 2001. Josef Kramhöller was appointed as new Deputy Commissioner (with effect from 1 November 2001). The following Managing Board members resigned from the Managing Board: Wolfram Littich (on 16 February 2001), Kai Werhahn-Mees (on 31 March 2001) and Michael Mendel (on 31 December 2001). The Supervisory Board appointed Wilhelm Hemetsberger (with effect from 17 February 2001) and Jochen-Michael Speek (with effect from 1 May 2001) as members of the Managing Board.

The accounting records, the financial statements for 2001 and the management report were audited by the Auditing Board of the Savings Bank Auditing Association, by KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft and by Österreichische Wirtschaftsberatung GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft. As the audit did not result in any objections and the legal requirements were fully complied with, the auditors' report was expressed without qualification.

The Supervisory Board has endorsed the findings of the audit, agrees with the financial statements and the management report, including the proposal for the appropriation of profits, presented by the Managing Board, and approves the 2001 financial statements of Bank Austria Aktiengesellschaft, which are thereby adopted pursuant to Section 125 (2) of the Austrian Joint Stock Companies Act.

The 2001 consolidated financial statements, including the notes, prepared in accordance with International Accounting Standards (IAS) and the management report of the Group were audited by the Auditing Board of the Savings Bank Auditing Association, by KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft and by Österreichische Wirtschaftsberatung GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft. The audit did not result in any objections and the legal requirements were fully complied with. In the opinion of the auditors, the consolidated financial statements give a true and fair view of the financial position of the Group as at 31 December 2000 and as at 31 December 2001, and of the results of its operations and its cash flows for the financial year beginning on 1 January 2000 and ending on 31 December 2000, and for the financial year beginning on 1 January 2001 and ending on 31 December 2001, in accordance with International Accounting Standards (IAS).

The auditors certify that the management report of the Group is consistent with the consolidated financial statements and that the legal requirements for exemption from the obligation to prepare consolidated financial statements pursuant to Austrian law are met.

The Supervisory Board has endorsed the findings of the audit.

Vienna, 18 March 2002

The Supervisory Board

Albrecht SCHMIDT
Chairman of the Supervisory Board

Glossary

Important concepts and terms used in this Annual Report are explained and defined below.

Accounting for subsidiaries and other equity interests

- Companies which are controlled and significant are included in the group of consolidated companies (see definition below).
- Financial companies which are not controlled but significant, and in which significant influence can be exercised, are accounted for under the equity method (see definition below).
- Investments in all other companies are included in available-for-sale financial assets (see definition below).

Assessment basis as defined in the Austrian Banking Act

This is the sum of assets, off-balance sheet positions and special off-balance sheet positions related to the banking book and weighted by transaction/counterparty risk, calculated in accordance with Austrian banking supervision rules. See also risk-weighted assets.

Austrian Banking Act

The Austrian Banking Act as amended.

Austrian Commercial Code

The Austrian Commercial Code as amended.

Available-for-sale financial assets

This category includes financial instruments which are neither loans and receivables originated by the enterprise (see definition below) nor held for trading (see definition below) nor derivatives (see definition below) nor held-to-maturity financial instruments (see definition below). For details on valuation principles, see note 1.

Business units of the Bank Austria Creditanstalt Group

Branches, other business units providing direct customer services, and representative offices of all financial companies in the Bank Austria Creditanstalt Group.

Capital resources

Capital resources comprise paid-in capital, earned capital as well as differences resulting from capital consolidation and minority interests (= core capital / Tier 1), supplementary and subordinated capital (supplementary elements / Tier 2) and re-classified Tier 2 capital (= Tier 3 capital).

Companies accounted for under the equity method

These are companies in whose equity the reporting enterprise holds an interest of at least 20% but which are not controlled by the enterprise. Equity interests in such companies are stated in the consolidated balance sheet at the share of net assets. The share of profits or losses is included in the consolidated income statement.

Consolidated companies

These are significant controlled companies whose assets, liabilities, income and expenses are, after eliminations, included in the consolidated financial statements of Bank Austria.

Core capital (Tier 1)

Paid-in capital and reserves as well as differences arising on capital consolidation, less intangible assets.

Derivatives

Financial instruments which are derived from underlying financial instruments traded in the cash market (e.g. equities, bonds, foreign exchange); fluctuations in the price of a derivative depend on (expected) fluctuations in the price of the underlying instrument.

Dividend per share

The (proposed) dividend per share.

Earnings per share

Consolidated net income divided by the average number of shares outstanding. For details on the method of calculation, see note 11.

Fair values

Fair values are the amounts for which financial instruments could have been exchanged between knowledgeable, willing parties in an arm's length transaction at the balance sheet date. If market prices are available from exchanges or other functioning markets, these are stated as fair values.

Held to maturity

Acquired financial instruments with a fixed maturity and fixed or determinable payments that the enterprise has the intent and ability to hold to maturity. For details on valuation principles, see note 1.

Held for trading

Financial instruments held by the bank for the purpose of taking advantage of short-term market fluctuations. For details on valuation principles, see note 1.

Loans and receivables originated by the enterprise

This category includes loans in respect of which the bank provided money directly to the borrower; the method of valuation of such loans remains unchanged compared with previous years. See note 1.

Net capital resources

In the capital resources table, net capital resources include only Tier 1 and Tier 2 capital and deductions. Net capital resources cover the capital requirement for the banking book (solvency) and are used as a regulatory measure for limiting large exposures and for other regulatory standards.

Tier 3 capital can only be used to cover the regulatory capital requirement for the trading book and for the open foreign exchange position.

Risk-weighted assets

The sum of assets, off-balance sheet positions and special off-balance sheet positions related to the banking book and weighted by counterparty risk, calculated in accordance with Austrian banking supervision rules. See also assessment basis as defined in the Austrian Banking Act.

ROA (return on assets)

Consolidated net income divided by average total assets.

ROE (return on equity) before taxes

Net income before taxes divided by average allocated equity.

ROE (return on equity) after taxes

Consolidated net income divided by average shareholders' equity.

Tier 1 capital ratio

Tier 1 capital divided by the assessment basis (with respect to the banking book).

Additional Information

Income statement of the Bank Austria Creditanstalt Group for 2001 and pro-forma presentation for 2000

	2001 € m	Pro-forma 2000 € m
Net interest income	2,672	2,445
Losses on loans and advances	703	641
Net interest income after losses on loans and advances	**1,969**	**1,804**
Net fee and commission income	1,061	1,093
Net trading result	261	236
General administrative expenses	2,773	2,596
Balance of other operating income and expenses	34	– 43
OPERATING PROFIT	**552**	**494**
Net income from investments	187	376
Amortisation of goodwill	73	60
Balance of other income and expenses	– 10	– 10
Profit from ordinary activities	**655**	**800**
Balance of extraordinary income and expenses	–	–
NET INCOME BEFORE TAXES	**655**	**800**
Taxes on income	– 98	– 229
Net income	**557**	**571**
Minority interests	74	71
CONSOLIDATED NET INCOME	**483**	**500**

Key figures

	2001	Pro forma 2000
Cost/income ratio	68.8%	69.6%
Return on equity after taxes	10.2%	11.0%

Balance sheet of the Bank Austria Creditanstalt Group at 31 Dec. 2001 and pro-forma presentation at 31 Dec. 2000

Assets

€ m	31 Dec 2001	Pro forma 31 Dec 2000
Cash and balances with central banks	3,428	2,170
Loans and advances to, and placements with, banks	42,596	41,906
Loans and advances to customers	78,583	79,886
– Loan loss provisions	– 3,425	– 2,830
Trading assets	13,735	9,350
Investments	17,819	20,004
Intangible assets	1,045	1,108
Property and equipment	1,308	1,746
Other assets	4,508	1,669
TOTAL ASSETS	**159,597**	**155,010**

Liabilities and shareholders' equity

€ m	31 Dec 2001	Pro forma 31 Dec 2000
Amounts owed to banks	48,352	50,453
Amounts owed to customers	59,962	55,657
Liabilities evidenced by certificates	23,186	28,139
Provisions	3,251	2,943
Other liabilities	11,542	7,012
Subordinated capital	7,232	5,190
Minority interests	1,196	1,123
Shareholders' equity	4,875	4,494
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**159,597**	**155,010**

Bank Austria Creditanstalt Group Offices

in Austria

Head Office
Customer service centres

A-1030 Vienna, Vordere Zollamtsstrasse 13
Tel.: (+43 1) 711 91-0
Fax: (+43 1) 711 91-56 155
Internet: http://www.bankaustria.com
e-mail: inter.contact@bankaustria.com

A-1010 Vienna, Am Hof 2
Tel.: (+43 1) 711 91-0

A-1010 Vienna, Schottengasse 6
Tel.: (+43 1) 531 31-0
Fax: (+43 1) 531 31-47 566
Internet: http://www.creditanstalt.co.at
e-mail: info@creditanstalt.co.at

Regional offices in Vienna
Private Customers and Professionals

City Centre
A-1010 Vienna, Schottengasse 6–8
Tel.: (+43 1) 531 31-0

Central
A-1040 Vienna, Frankenberggasse 13
Tel.: (+43 1) 505 05 91-0

North/East
A-1210 Vienna, Schwaigergasse 30
Tel.: (+43 1) 277 52-0

South/West
A-1120 Vienna, Krichbaumgasse 33
Tel.: (+43 1) 711 91-0

Regional offices in Vienna
Corporate Customers

City Centre
A-1010 Vienna, Am Hof 2
Tel.: (+43 1) 711 91-0

Institutional Customers
A-1010 Vienna, Renngasse 6
Tel.: (+43 1) 711 91-0

North
A-1020 Vienna, Negerlegasse 10
Tel.: (+43 1) 711 91-0

South
A-1010 Vienna, Schubertring 14
Tel.: (+43 1) 514 51-0

West
A-1120 Vienna, Schönbrunner Strasse 222–228
Tel.: (+43 1) 711 91-0

Regional offices in the federal provinces of Austria
Private Customers and Professionals

Carinthia/East Tyrol
A-9500 Villach, Hans-Gasser-Platz 8
Tel.: (+43 4242) 2022-0

Lower Austria South/Burgenland
A-2700 Wr. Neustadt, Kollonitschgasse 1
Tel.: (+43 2622) 301-0

Lower Austria West
A-3100 St. Pölten, Julius-Raab-Promenade 27
Tel.: (+43 2742) 399-0

Styria
A-8010 Graz, Am Eisernen Tor 1
Tel.: (+43 316) 8043-0

Tyrol/Vorarlberg
A-6020 Innsbruck, Maria Theresienstrasse 36
Tel.: (+43 512) 5300-0

Upper Austria/Salzburg
A-4021 Linz, Am Hauptplatz 27
Tel.: (+43 732) 7661-0

Regional offices in the federal provinces of Austria
Corporate Customers

Carinthia
A-9020 Klagenfurt, Neuer Platz 7/2
Tel.: (+43 463) 5844-0

Lower Austria/Burgenland
A-3100 St. Pölten, Kremsnergasse 39
Tel.: (+43 2742) 390-0

Salzburg
A-5027 Salzburg, Rainerstrasse 2
Tel.: (+43 662) 8688-0

Styria
A-8010 Graz, Am Eisernen Tor 1
Tel.: (+43 316) 8043-0

Tyrol
A-6020 Innsbruck, Museumstrasse 20
Tel.: (+43 512) 5353-0

Upper Austria
A-4021 Linz, Johann-Konrad-Vogel-Strasse 7–9
Tel.: (+43 732) 7630-0

Vorarlberg
A-6900 Bregenz, Rathausstrasse 6
Tel.: (+43 5574) 402-0

Branches

Amstetten, Angern, Arnoldstein, Auersthal, Bad Bleiberg, Bad Sauerbrunn, Baden, Bludenz, Bregenz, Bruck/Mur, Bruckneudorf, Brunn/Gebirge, Deutschkreutz, Deutsch Wagram, Dornbirn, Drobollach, Eberndorf, Eisenkappel, Eisenstadt, Feistritz/Drau, Feldkirch, Fohnsdorf, Fürnitz, Gänserndorf, Garsten, Gmünd (2), Gols, Graz (8), Griffen, Groß-Enzersdorf, Großpetersdorf, Gumpoldskirchen, Guntramsdorf, Hallein, Hausleiten, Heidenreichstein, Hinterbrühl, Horn, Innsbruck (3), Judenburg, Kapfenberg, Klagenfurt (2), Klosterneuburg (3), Knittelfeld, Kohfidisch, Krems, Kufstein, Leoben, Leopoldsdorf im Marchfeld, Lienz, Linz (5), Marchegg, Maria Enzersdorf, Mattersburg, Matzen, Mauerbach, Mistelbach, Mödling (2), Murdorf, Neudörfl/Leitha, Neunkirchen, Neuzeug, Niederfellabrunn, Nötsch/Gailtal, Obdach, Oberpullendorf, Oberschützen, Oberwart, Orth/Donau, Perchtoldsdorf, Pöls, Pressbaum, Purkersdorf, Radenthein, Ried/Innkreis, Riezlern, Salzburg (3), Schrems, Schwaz, Schwechat, Sierning, Spillern, Spittal/Drau, Stegersbach, Steyr (5), Stockerau, Strasshof, St. Pölten (4), Traun, Tulln, Untersiebenbrunn, Velden, Villach (8), Vöcklabruck, Völkermarkt, Vösendorf (2), Waidhofen/Ybbs, Weiz, Wels, Vienna (130), Vienna International Airport, Wolfsberg, Wörgl, Wr. Neudorf, Wr. Neustadt, Zell/See.

Adria Bank AG
A-1010 Vienna, Tegetthoffstrasse 1
Tel: (+43 1) 514 09-0

Asset Management GmbH
A-1020 Vienna, Obere Donaustrasse 19
Tel: (+43 1) 331 47-0

Bank Austria Creditanstalt Leasing GmbH
A-1040 Vienna, Operngasse 21
Tel.: (+43 1) 588 08-0
Internet: http://www.leasaustria.com

(Offices in Vienna, Dornbirn, Graz, Innsbruck, Linz, Salzburg and Villach; subsidiaries in Croatia, the Czech Republic, Germany, Hungary, Italy, Poland, Slovakia and Slovenia as well as a representative office in Romania)

Bank Austria Creditanstalt Immobilienagentur GmbH
A-1030 Vienna, Rennweg 46-50
Tel: (+43 1) 711 91-53629

Bank Austria Handelsbank AG
A-1015 Vienna, Operngasse 6
Tel: (+43 1) 514 40-0

Bank Austria Treuhand GmbH
A-1020 Vienna, Obere Donaustrasse 19
Tel: (+43 1) 331 71-0
Internet: http://www.ba-treuhand.at

Bank Austria Creditanstalt Wohnbaubank AG
A-1020 Vienna, Obere Donaustrasse 19
Tel: (+43 1) 331 47-5601

BANK*PRIVAT* AG
A-1010 Vienna, Hohenstaufengasse 6
Tel: (+43 1) 537 40-0
Internet: http://www.bankprivat.com

CA IB Corporate Finance Beratungs GmbH
A-1090 Vienna, Julius-Tandler-Platz 3
Tel: (+43 1) 588 84-0
Internet: http://www.ca-ib.com

CAPITAL INVEST GmbH
A-1020 Vienna, Obere Donaustrasse 19
Tel: (+43 1) 331 73-0
Internet: http://www.capitalinvest.at

DOMUS FACILITY MANAGEMENT GmbH
A-1010 Vienna, Nibelungengasse 15
Tel: (+43 1) 254 00-0
Internet: http://www.domus-fm.at

Immobilien Rating GmbH
A-1020 Vienna, Lassallestrasse 5
Tel: (+43 1) 217 17-0
Internet: http://www.it-austria.com

Informations-Technologie Austria GmbH
A-1020 Vienna, Lassallestrasse 5
Tel: (+43 1) 217 17-0
Internet: http://www.it-austria.com

"AirPlus" Air Travel Card VertriebsgmbH
A-1041 Vienna, Rainergasse 1
Tel: (+43 1) 501 35-0
Internet: http://www.airplus.at

AWT Internationale Handels und Finanzierungs AG
A-1010 Vienna, Hohenstaufengasse 6
Tel: (+43 1) 531 31-43250
Internet: http://www.awt.at

(subsidiaries in Croatia, Germany, Hungary, Macedonia, Serbia, Slovakia and Ukraine)

CA Bau-Finanzierungsberatung GmbH
A-1030 Vienna, Rennweg 46-50
Tel: (+43 1) 711 91-0
Internet: http://www.cabfb.at

CA Versicherung AG
A-1011 Vienna, Gonzagagasse 16
Tel: (+43 1) 531 45-0
Internet: http://www.ca-versicherung.at

FactorBank AG
A-1041 Vienna, Floragasse 7
Tel: (+43 1) 506 78-0
Internet: http://www.factorbank.com

M.A.I.L. Finanzberatung GmbH
A-1010 Vienna, Zelinkagasse 2
Tel: (+43 1) 536 36-0
Internet: http://www.mailfinanz.com

Österreichische Hotel- und Tourismusbank GmbH
A-1010 Vienna, Parkring 12a
Tel: (+43 1) 515 30-0
Internet: http://www.oeht.at

Österreichisches Verkehrsbüro AG
A-1200 Vienna, Dresdner Strasse 81–85
Tel: (+43 1) 588 00-0
Internet: http://www.verkehrsbuero.at

RINGTURM Kapitalanlagegesellschaft m.b.H.
A-1010 Vienna, Schottenring 30
Tel: (+43 1) 535 54 18
Internet: http://www.ringturm.at

SKWB Schoellerbank AG
A-1010 Vienna, Renngasse 1-3
Tel: (+43 1) 534 71-0
Internet: http://www.skwbschoellerbank.at

Union Versicherungs-AG
A-1010 Vienna, Schottenring 30
Tel: (+43 1) 313 83-0
Internet: http://www.union.at

VISA-SERVICE Kreditkarten AG
A-1030 Vienna, Invalidenstrasse 2
Tel: (+43 1) 711 11-0
Internet: http://www.visa.at

WAVE Solutions Information Technology GmbH
A-1090 Vienna, Nordbergstrasse 13
Tel: (+43 1) 717 30-0
Internet: http://www.wave-solutions.com

CA IB Corporate Finance Beratungs Ges.m.b.H.
(business units in Bulgaria, Croatia, the Czech Republic, Hungary, Poland, Romania, Slovakia, Slovenia, Ukraine and the United Kingdom; representative offices in Italy, Lithuania, Turkey, Yugoslavia)
Julius Tandler-Platz 3
A-1090 Vienna
Tel.: (+43 1) 71191-82715
Internet: http://www.ca-ib.com

Central and Eastern Europe

Bosnia and Herzegovina
HVB Banka Bosnia i Hercegovina
Representative Office
Fra Anđela Zvizdovića Str. 1
Tower A, 15th Floor
BiH-71000 Sarajevo
Tel.: (+387) 33 2509-00

Bulgaria
HVB Bank Bulgaria EAD
Rakovski Str. 90
BG-1000 Sofia
Tel.: (+359 2) 93201 00

Croatia
HVB Bank Croatia d.d.
Jurisiceva 2
HR-10000 Zagreb
Tel.: (+385 1) 48 00 777
Internet: http://www.hvb.hr
(branches in Dubrovnik, Rijeka, Split, Zadar, Zagreb)

Czech Republic
HVB Bank Czech Republic a.s.
Nám. Republiky 3a
CZ-11000 Praha 1
Tel.: (+420 2) 2111 2111
Internet: http://www.ba-ca.cz
(branches in Brno, České Budějovice, Chomutov, Hradec Králové, Jihlava, Karlovy Vary, Liberec, Mladá Boleslav, Nový Bor, Olomouc, Ostrava, Pardubice, Plzeň, Prague, Ústí nad Labem, Zlín)

Hungary
HVB Bank Hungary Rt.
Akadémia utca 17
H-1054 Budapest
Tel.: (+36 1) 2690 812
Internet: http://www.hvb.hu
(branches in Békéscsaba, Budaörs, Budapest, Debrecen, Eger, Győr, Kecskemét, Kaposvár, Miskolc, Mosonmagyarovar, Nyiregyháza, Pécs, Sopron, Szeged, Székesfehérvár, Szolnok, Szombathely, Tatabánya, Törökbálint, Veszprém, Zalaegerszeg)

Poland
Bank Przemysłowo-Handlowy PBK S.A.
Al. Pokoju 1
PL-31-548 Kraków
Tel.: (+48 12) 618 68 88
(+48 12) 422 33 33
Internet: http://www.bphpbk.pl
(629 branches throughout Poland)

Romania
HVB Bank Romania S.A.
37, Strada Dr. Grigore Mora
RO-71278 București 1
Tel.: (+40 1) 203 2222
Internet: http://www.baca.ro
(branches in Bucharest and Timişoara)

Russia
International Moscow Bank*
9, Prechistenskaya Embankment
RU-Moscow 119034
Tel.: (+7-095) 258 7258
(branches in Moscow, Ekaterinburg, Perm, St Petersburg, Vladivostok)
* under management responsibility of HVB

Slovakia
HVB Bank Slovakia a.s.
Mostová 6
SK-814 16 Bratislava
Tel.: (+421 2) 5969 1111
Internet: http://www.hvb-bank.sk
(branches in Banská Bystrica, Bratislava, Košice, Nitra, Poprad, Trenčín, Trnava, Žilina)

Slovenia
Bank Austria Creditanstalt d.d. Ljubljana
Šmartinska 140
SI-1000 Ljubljana
Tel.: (+386 1) 5876 600
Internet: http://www.ba-ca.si
(branches in Koper, Ljubljana, Maribor, Murska Sobota)

Ukraine
JSCB HVB Bank Ukraine*
14-A Yaroslaviv val
UA-01034 Kyiv
Tel.: (+380 44) 230 33 00
* under management responsibility of HVB

Yugoslavia
HVB Banka Jugoslavija a.d.
Rajićeva 27-29
YU-11000 Beograd
Tel.: (+381) 11-3204 500
Internet: http://www.hvb.co.yu

Western Europe

London
Zeynep Adalan
Head of A/CEE Desk
HypoVereinsbank
41, Moorgate
London EC2R 6PP
Tel.: (+44 20) 7573-8720
Fax: (+44 20) 7573-8792
e-mail:
zeynep.adalan@europe.hypovereinsbank.com

Paris
A/CEE Desk: N.N. – current contact:
Sebastian Erich
Director Corporate Banking
HypoVereinsbank Paris Branch
34, rue Pasquier
75008 Paris
Tel.: (+33 1) 43 12 14 49
Fax: (+33 1) 43 12 14 33
e-mail:
sebastian.erich@europe.hypovereinsbank.com

Milan
Hans-Peter Tiefenbacher
Representative of BACA
HypoVereinsbank Milan Branch
Via Larga, 9
20122 Milano
Tel.: (+39 02) 58 43 18 21
Fax: (+39 02) 58 30 06 11
e-mail:
hanspeter.tiefenbacher@dmz.ba-ca.com
Mobile: 0039 33 / 52 23 482

Madrid
Ingmar Schatz
Head of A/CEE Desk
(Delegado de BACA)
Banco Popular
Velázquez, 34
28001 Madrid
Tel.: (+34 91) 520 71 92
Fax: (+34 91) 577 69 29
e-mail: ischatz@bancopopular.es
or:
Banco Inversión
Pº de Recoletos, nº 3-5ª Planta
28004 Madrid
Tel.: (+34 91) 595 02 83
Fax.:(+34 91) 531 37 70

America

New York
Helmut Kratky
Head of A/CEE Desk
HypoVereinsbank
150 East 42nd Street
New York, NY 10017-4679
Tel.: (+1 212) 672-5851
Fax: (+1 212) 672-5529
e-mail: HelmutKratky@hvbamericas.com

Asia

Beijing
Peter Faistauer
Chief Representative
Bank Austria AG
Representative Office Beijing
1605 Landmark Tower 1
8 North Dongsanhuan Road
Beijing 100004 China
(BACA organisation unit 9480)
Tel.: (+86 10) 6590 0546 or 0548
Fax: (+86 10) 6590 0547
e-mail: bacabjg@sw2.com.cn

Published by:

Bank Austria Aktiengesellschaft

A-1030 Vienna, Vordere Zollamtsstrasse 13
Telephone (+43 1) 711 91-0
Fax (+43 1) 711 91-56155
Telex 115561 BACA A
Swift BKAUATWW

A-1010 Vienna, Am Hof 2
Telephone (+43 1) 711 91-0
Fax (+43 1) 711 91-56149
Telex 115561 BACA A
Swift BKAUATWW

Editors:

Group Internal Communications (GIC)
e-mail: GIC@bankaustria.com

Photographs:

Günther Parth (Managing Board)
Michael Sazel (Jochen-Michael Speek)
Andreas Wastian (photographs of cities)

Graphics:

Basic design: FINE LINE
Layout: Horvath

Printed by:

Agens Werk
Geyer-Reisser, Druck- und Verlagsgesellschaft m.b.H.

The Annual Report is available from:

Bank Austria AG
Group Public Relations
P.O.Box 35, A-1011 Vienna

Telephone (+43 1) 711 91-56141
Fax (+43 1) 711 91-56149
e-mail: theresia.posel@bankaustria.com

Bank Austria in the Internet:

www.bankaustria.com